THIS IS HOW YOU KNOW IT'S GOOD: IT'S MADE BY WD-40 COMPANY.

WD-40 COMPANY
2009 ANNUAL REPORT

WD-40 COMPANY SIGNATURE OF ENDORSEMENT

WD-40 COMPANY

THIS IS HOW YOU KNOW IT WORKS:
IT'S BLUEWORKS.


blue WORKS
INDUSTRIAL GRADE
WHITE LITHIUM GREASE
SILICONE
PENETRANT
DEGREASER
DRY LUBE PTFE FORMULA
WD-40

IT'S GOOD AND IT WORKS. THAT'S THE GUARANTEE THAT WD-40 COMPANY PLACES ON EVERY CAN OF BLUEWORKS. WE KNOW OUR CUSTOMERS AND THEY KNOW US. OUR COMMITMENT IS ESSENTIAL TO OUR GROWTH.

G'day,

"The dogmas of the quiet past are inadequate to the stormy present. The occasion is piled high with difficulty, and we must rise with the occasion. As our case is new, so we must think anew and act anew."

— **Abraham Lincoln**, American 16th US President (1861-65)

PERSPECTIVE ON THE YEAR'S PERFORMANCE

As we watched the worldwide economic crisis unfold around us this past year, we understood more than ever the importance of keeping our tribe members focused and believing that recessions, while difficult to navigate, are not terminal. Many unexpected forces, beyond our control, could have blown us off course — including the impact of foreign currency exchange rates, increases in the price of tinplate steel and the costs of petroleum-based materials. The bottom line is that, without the effect of the translation gap with the foreign currency exchange rates, we would have beaten our goals for fiscal year 2009.

There is a lot going on around us. How we survive and thrive in the new reality rests on what we do, not what the environment does to us. Our tribe learned that a recession can make us stronger as we continue to approach each challenge with a different kind of thinking. We learned that, while the effect of recessions can impact our business substantially, it is up to us to make a difference and minimize the impact on our Company's performance. The tribe displayed a positive energy, bolstered by the rallying cry that echoed through our halls: "The recession is over. It is up to us to seize the moment."

We certainly had our share of stormy weather this past year due to the economic downturn, but we navigated the rough waters successfully and kept our focus on reaching our target goals. We also kept our focus on the future, and you will see some exciting new concepts as a result.

STRATEGIC INITIATIVES

To help you navigate through this past year's performance, I'd like to provide a progress update in alignment with our four major strategic initiatives—what we call the "fantastic four."

1. Geographic expansion.

Despite the worldwide economic conditions, we continue to see signs of future growth. Our view is that we have not lost focus nor reduced our level of investment on the many existing opportunities in our growth markets, including China, Germany, France, Italy, Turkey, Greece, Mexico and various countries in Asia and Latin America. We remain focused on achieving double-digit growth in countries where end users continue to benefit from using our WD-40® brand. Our view is that emerging markets such as China, Russia, Brazil, Indonesia and India will continue to experience "squeaks" and "rust", in addition to the other problems end users face. While China took a hit early in the recession, we are seeing signs of slow improvement.

2. Maximize our position in the multi-purpose maintenance products segment.

This past year we have been sharing with you our strategy shift, concentrating our efforts on the multi-purpose maintenance products segments. Developing and acquiring brands for our continuum of users — ranging from the industrial worker, the tradesman and the "doer"— will allow us to focus on the segments where we have the "right to win." You might be asking, "Who are these users?"

a. The Industrial Maintenance Repair specialist. This area of focus, often referred to as the maintenance repair and overhaul segment, targets the industrial maintenance repair specialist — the individual who works in a large plant and supervises small teams of workers to keep production moving. This is a segment where we have greater opportunities to "play and win."

b. The Tradesman. The tradesman segment includes plumbers and electricians, who perform repair jobs in other people's homes. These are individuals who spend a lot of time in their vans, moving from job to job, which is why we refer to them as "go" tradesmen. We will also focus on the "no-go" tradesmen—including auto mechanics and appliance electricians who have their own repair shops—who do their fixing in stationary environments.

c. The "Doer." Finally, we will focus on the "enthusiast doer"— the ultimate do-it-yourselfer. This is the individual who works on various auto repair, home improvement and gardening projects on a regular basis. We will also target the "occasional doer," the person who works on small tasks around the home from time to time.

As a result of this strategic shift, one of our tactical initiatives this year was to divert research and development resources from homecare and cleaning products to multi-purpose maintenance products. We reduced the offerings from our X-14® brand, positioning the brand for the core mildew stain remover buyer. We also innovated by addressing quality and consolidation needs within the industrial segment, an area where we determined we have the right to "play and win." As a result, we will be introducing a new brand called Blue Works™. This is a best-in-class product line featuring the WD-40 Company Signature of Endorsement (we call it the WD-40 "DNA"). You will find the WD-40 "DNA" or logo displayed on the front cover of this annual report and on the Blue Works product line on the inside cover. Currently, we are dedicating our new product development pipeline for the development of multi-purpose product maintenance delivery systems. Stay tuned, there is a lot of excitement "in the works."

3. Acquisitions, joint ventures, licensing. While the economic downturn has created an environment in which acquisitions may have become more affordable, we are still looking for the opportunities that best fit our shift in strategy. We want to find the *right* opportunity rather than pursue *any* opportunity. We have done a lot of work aligning our strategies with our consumer needs within the segments where we have the best opportunities to perform successfully and deliver to shareholders long-term growth and returns. Please stay tuned.

4. WD-40 brand exploration.

We have been in a year-long dialogue with our consumers in the U.S. and the United Kingdom, which is helping us understand what consumers need and how we can help meet those needs. We will be learning more in the coming year, and will share with you what we find out.

WHAT WE LIKED

The effect of channelling our tribe's positive energy and hard work yielded a compelling story for the year despite the setbacks from the adverse economic conditions. Here are some of the things we liked:

- ***We refined our strategy.*** We clearly defined "where we have the right to win" and once we achieved that, the ideas started flowing. We aligned our new product development, acquisition criteria, our WD-40 brand exploration project and our strategic marketing initiatives — all to fit within our new sandbox.
- ***WD-40 "DNA" Signature.*** We developed the WD-40 "DNA" Signature of Endorsement — featured on our cover — which we intend to feature on select product packaging to communicate to customers that the products are made by WD-40 Company, the company that makes the trusted and beloved WD-40 brand. We learned that consumers associate the WD-40 brand with trustworthiness and credibility, so we hope this logo will serve to communicate our brand's legacy and leverage it as an endorsement of our other products.
- ***The advent of a new brand. Blue Works™.*** As we continue to further our understanding of where we have the "right to win," we have developed a new product line targeted to the industrial channel. Blue Works is a best-in-class product line with the WD-40 Company Signature of Endorsement. We will be introducing the Blue Works line by the end of this calendar year in the U.S. and in certain countries within Europe and Asia in 2010. We hope that our industrial users recognize in Blue Works what we clearly do: superior performing products endorsed by the Company that makes the brand they have come to trust and love. I thank our tribe members for their dedication

in developing this remarkable line of products.

• ***We increased distribution of last year's product launches within the 3-IN-ONE® brand.***

◦ We increased distribution of the 3-IN-ONE No Rust Shield®, a revolutionary rust and corrosion inhibitor with Vapor Phase Corrosion Inhibitors (VpCI) that form an invisible protection layer against air and moisture in enclosed spaces such as toolboxes, tackle boxes, jewelry boxes and boat/RV compartments. You can now find the product in many Wal-Mart® stores.

◦ We increased distribution of our 3-IN-ONE *professional* Garage Door Lube product, a high performance, quick-drying lubrication to prevent rust and corrosion using the smart straw technology.

• ***Smart Straw® – U.S. conversion and international market launches.*** Over the past two years, the tribe has successfully converted several WD-40-product can sizes into the Smart Straw technology within the U.S. market. WD-40 Smart Straw has a higher selling price than the traditional WD-40 cans, and a portion of the WD-40 brand sales increase in the U.S. was due to this conversion. Smart Straw now represents 39.5% of WD-40 brand sales globally. Towards the end of FY 08, early demand for Smart Straw exceeded our expectations and we experienced a production delay. Today we are meeting demand and delighting end users.

• *Gross margin recovery.* At last! After struggling for many years to get our gross margin back to the level that makes our business model work, we brought in our gross margin close to 50% as a percentage of net sales. In fiscal year 2009 this was due primarily to price increases implemented during each of the last three fiscal years. We also benefitted from a decline in the costs of petroleum-based materials, product conversions, sourcing changes, contracting with alternative manufacturers and service providers (where necessary), improving warehouse and distribution operations, and adjusting the timing of advertising, promotions and other discounts. By the end of the fourth quarter, our gross margin reached 51.6% as a percentage of sales—despite the setback from the impact of tin plate steel price increases. As you know, we have seen a steady rise in the costs of components and raw materials in recent years.

• ***Balance sheet strengthened.*** We have always enjoyed a strong balance sheet and this year was no exception. How did we improve on something that was already great? We continued to reduce our debt load and increase our cash flow to strengthen our balance sheet even further.

• ***Homecare and Cleaning Products.*** A beacon of light came in the form of Australia's No Vac® rug and room deodorizer and the UK's 1001® brand of household products. We had a solid year of sales with both these brands during the past year.

WHAT WE LEARNED

As I mentioned earlier, we certainly experienced stormy weather during the past year which impacted us in the following ways:

• *Impact of foreign currency exchange rates.* We've been reporting on a constant currency basis to show the impact of the foreign exchange rates on our Company's results. Constant currency basis is defined as the translation of our current period results from the functional currencies of our subsidiaries to U.S. dollars utilizing the exchange rates in effect for the prior fiscal year. Changes in foreign currency exchange rates had an unfavorable impact on our net sales and net income. Fiscal year 2009 results, translated at last fiscal year's exchange rates, would have produced net sales of $322.0 million and net income of $30.7 million. Thus, excluding the impact of the foreign currency exchange rates, net sales and net income would have increased by 2% and 11%, respectively. In international markets where we sell goods in U.S. dollars the changes in foreign currency exchange rates effectively created price increases at the local level, in some cases by more than 20% to 30%.

• ***Homecare and cleaning products results.*** The Company recorded impairment charges of $6.7 million related to its Carpet Fresh® ($6.1 million) and X-14 ($0.6 million) indefinite-lived intangible assets. These impairments were due to declines in contribution margin and future forecasted sales levels for the Carpet Fresh and X-14 brands. These declines resulted partially from our strategic decision to re-direct our resources towards our multi-purpose maintenance products and the distribution losses in the U.S. We made the right decision to focus on where we can reap greater rewards for our shareholders and understood we must have the courage to take a short-term hit for the benefit of long-term growth.

• *Impact of rising costs of components and raw materials.* As you know, in recent years we have incurred continuous cost increases, including aerosol cans and petroleum-based products. However, this past year we experienced a downward pressure on costs with our petroleum-based products. To combat these rising costs, we implemented worldwide price increases with some of our products during each of the last three fiscal years. Additionally, we addressed rising costs through innovation and other margin enhancement strategies, including significant efficiencies gained in freight handling.

LOOKING AHEAD: FY10 AND BEYOND

There is a lot to look forward to 2010 and the years ahead.

• *Blue Works brand development.* As we launch this new brand aimed at the maintenance, repair and overhaul segment, we are hopeful that all the outstanding work done by our tribe members will be rewarded by end-user acceptance of these great products. Stay tuned!

• ***We are hopeful that the world's economy will continue to improve*** and that our development in the growth and emerging markets will continue to grow. We also expect that inventory turns will reach some level of normalcy and these new levels will be adopted by retailers as they see an increase in the sell-through of our products. We believe consumers tend to use more of our products as more homes are purchased, so we also look forward to continuing signs of recovery in the housing market.

• ***We hope to understand better what the WD-40 brand holds for the Company's future*** as we explore the possibilities and opportunities to responsibly leverage this world famous brand. We believe we can continue to grow the brand's value as we learn more about the consumer and how to best meet their needs. We will share with you what we find out.

• ***We hope next year we are able to acquire a brand or form a strategic partnership*** that will fit within our multi-purpose maintenance portfolio, creating future value for WD-40 Company.

Business is not without risk, so you should be continually aware of some of the areas that could affect the Company. Litigation in the U.S. continues to be an ever-increasing part of society, and like every other business we will always have legal exposure. Please be sure to review the complete list of risk factors contained in our Annual Report on Form 10-K.

I want to thank you for accompanying us on this year's journey. I can safely say that we have all experienced a year unlike no other, and it is my greatest wish that we can all look back and learn from this year and be better and stronger for it. I know this Company is.

I want to thank each and every tribe member for contributing such magnificent efforts and helping the Company in all of its initiatives. You should all be proud of what you've accomplished in such an unprecedented year!

Garry Ridge
President & CEO

PROFITABILITY RATIOS

RETURN ON SALES

9%

RETURN ON ASSETS

10%

RETURN ON EQUITY

15%

WTD AVG SHARES OUTSTANDING DILUTED (IN MILLIONS)


16.8
16.9
17.3
16.8
16.7
05
06
07
08
09

SALES (IN MILLIONS)


263.2
286.9
307.8
317.1
292.0
05
06
07
08
09

SALES PER EMPLOYEE (IN MILLIONS)


1,155
1,191
1,170
1,101
942
05
06
07
08
09

EARNINGS PER SHARE (IN DOLLARS)


1.65
1.66
1.83
1.64
1.58
05
06
07
08
09

NET INCOME (IN MILLIONS)


27.8
28.1
31.5
27.6
26.3
05
06
07
08
09

[THIS PAGE INTENTIONALLY LEFT BLANK]

The following graph compares the cumulative total stockholder return on the Company's Common Shares with the cumulative total return of a Peer Group of consumer product companies, the Standard & Poor's 500 Composite Stock Index ("S & P 500"), and the Russell 2000 Composite Stock Index ("Russell 2000") for the five fiscal years ending August 31, 2009. The comparison assumes $100 invested on August 31, 2004 in the Company's Common Shares and in each of the indices.

Comparison of Five-Year Cumulative Returns

WD-40 Company, a Peer Group and the S&P 500 Index, Russell 2000 Index



200
100
0
FY 2004
FY 2005
FY 2006
FY 2007
FY 2008
FY 2009
WD-40 Company
S&P 500
Russell 2000
Peer Group

	FY 2004	FY2005	FY2006	FY2007	FY2008	FY2009
WD-40 Company	100.00	103.90	129.00	132.68	137.20	109.97
S&P 500	100.00	112.56	122.56	141.11	125.38	102.50
Russell 2000	100.00	123.10	134.62	149.92	141.70	111.52
Peer Group	100.00	108.88	118.33	131.43	130.95	139.45

The Peer Group returns are based upon beginning-of-year market capitalization weighting of the cumulative returns for the following 10 consumer product companies: Alberto Culver Co., Church & Dwight Company, Inc., Enesco Group, Inc., Kimball International Inc., Lancaster Colony Corp., La-Z-Boy Inc., National Presto Industries, Inc., RPM International Inc., Scotts Miracle-Gro Company and Valspar Corp.

[THIS PAGE INTENTIONALLY LEFT BLANK]

Table of Contents

[THIS PAGE INTENTIONALLY LEFT BLANK]

WD-40 COMPANY

1061 Cudahy Place
San Diego, California 92110

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

To the Stockholders:

The 2009 Annual Meeting of Stockholders will be held at the Joan B. Kroc Institute for Peace & Justice, University of San Diego, 5998 Alcala Park, San Diego, California 92110, on Tuesday, December 8, 2009, at 2:00 p.m. for the following purposes:

1. To elect a Board of Directors for the ensuing year and until their successors are elected and qualified;
2. To ratify the appointment of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm for the fiscal year 2010; and
3. To consider and act upon such other business as may properly come before the meeting.

Only the stockholders of record at the close of business on October 15, 2009 are entitled to vote at the meeting.

By Order of the Board of Directors
Maria M. Mitchell
Secretary

San Diego, California
October 28, 2009

PROXY STATEMENT

GENERAL INFORMATION

This Proxy Statement is furnished in connection with the solicitation of proxies by the Board of Directors of WD-40 Company for use at its Annual Meeting of Stockholders to be held on Tuesday December 8, 2009, and at any postponements or adjournments thereof. This Proxy Statement and enclosed form of Proxy are first sent to stockholders on or about October 28, 2009.

At the meeting, the stockholders of WD-40 Company will vote to elect the Board of Directors for the ensuing year and ratify the selection of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm for fiscal year 2010. Detailed information concerning these matters is set forth below. Management knows of no other business to come before the meeting.

The close of business on October 15, 2009 is the record date for stockholders entitled to notice of and to vote at the Annual Meeting of Stockholders of WD-40 Company. On October 15, 2009, WD-40 Company had outstanding 16,547,081 shares of $.001 par value common stock. Stockholders of record entitled to vote at the meeting will have one vote for each share so held on the matters to be voted upon. A majority of the outstanding shares will constitute a quorum at the meeting. Abstentions and broker non-votes are counted for purposes of determining the presence or absence of a quorum.

If the enclosed form of Proxy is properly executed and returned, the shares represented thereby will be voted in accordance with the instructions specified thereon. Except as described herein with respect to broker non-votes, if no specification is made, the shares will be voted by the proxy holder as set forth on the Proxy. A Proxy may be revoked by attendance at the meeting or by filing a Proxy bearing a later date with the Secretary of the Company.

The cost of soliciting proxies will be borne by the Company. Solicitations other than by mail may be made by telephone or in person by employees of the Company for which the expense will be nominal.

PRINCIPAL SECURITY HOLDERS

The following table sets forth information concerning those persons known to the Company to be the beneficial owners of more than 5% of the common stock of the Company.

Name and Address of Beneficial Owner	Amount and Nature Of Beneficial Ownership October 15, 2009	Percent of Class
Barclays Global Investors UK Holdings Limited 1 Churchill Place Canary Wharf London, England	1,242,409[1]	7.5%
Parnassus Investments 1 Market Street, Suite 1600 San Francisco, CA 94105	1,014,104[2]	6.1%
Kayne Anderson Rudnick Investment Management, LLC 1800 Avenue of the Stars Second Floor Los Angeles, CA 90067	909,525[3]	5.5%
Mario L. Crivello San Diego, CA	867,885[4]	5.2%
Champlain Investment Partners, LLC 346 Shelburne Road, 6th Floor Burlington, VT 05401	824,515[5]	5.0%

[1] As of June 30, 2009, Barclays Global Investors UK Holdings Limited ("Barclays") filed a report on Form 13F with the Securities and Exchange Commission to report beneficial ownership of 1,242,409 shares. Barclays reported shared investment discretion with respect to all shares, sole voting authority with respect to 945,220 shares and no voting authority with respect to 297,189 shares. Beneficial ownership information as of October 15, 2009 is unavailable.

[2] As of June 30, 2009, Parnassus Investments ("Parnassus") filed a report on Form 13F with the Securities and Exchange Commission to report beneficial ownership of 1,014,104 shares. Parnassus reported sole investment discretion with respect to all shares, sole voting authority with respect to all shares. Beneficial ownership information as of October 15, 2009 is unavailable.

[3] As of June 30, 2009, Kayne Anderson Rudnick Investment Management LLC ("Kayne") filed a report on Form 13F with the Securities and Exchange Commission to report beneficial ownership of 909,525 shares. Kayne reported sole investment discretion with respect to all shares, sole voting authority with respect to all shares. Beneficial ownership information as of October 15, 2009 is unavailable.

[4] Mr. Crivello has sole voting and investment power over 731,967 shares held in trust for the benefit of others. He also has sole voting and investment power over 14,780 shares held as custodian for others and 103,375 shares held directly. Mr. Crivello also has the right to acquire 15,800 shares upon exercise of stock options and the right to receive 1,963 shares upon settlement of restricted stock units upon termination of his service as a director of the Company.

[5] As of June 30, 2009, Champlain Investment Partners, LLC ("Champlain") filed a report on Form 13F with the Securities and Exchange Commission to report beneficial ownership of 824,515 shares. Champlain reported sole investment discretion with respect to all shares, sole voting authority with respect to 610,685 shares and no voting authority with respect to 213,830 shares. Beneficial ownership information as of October 15, 2009 is unavailable.

ITEM NO. 1

NOMINEES FOR ELECTION AS DIRECTORS

AND SECURITY OWNERSHIP OF MANAGEMENT

Unless marked to the contrary, the Proxies received will be voted for the election of the eight nominees named below to serve as directors until the next Annual Meeting of Stockholders and until their successors are elected or appointed. In the event any nominee is unable or declines to serve as a Director at the time of the Annual Meeting, any proxy granted to vote for such director will be voted for a nominee designated by the present Board of Directors to fill such vacancy.

The nominees for election to the Board of Directors who receive a plurality the votes cast for the election of directors by the shares present, in person or by proxy, shall be elected as directors. Holders of common stock are not entitled to cumulate their votes in the election of directors. Withheld votes and broker non-votes (which are treated as "withheld" votes) are not counted as votes in favor of any nominee. Since the nominees receiving the most votes will be elected as directors, withheld votes and broker non-votes will have no effect upon the outcome of the election.

Article III, Section 2 of the Bylaws of the Company, approved by stockholders on December 9, 2008, provides that the authorized number of directors of the Company shall be not less than seven nor more than twelve until changed by amendment of the Certificate of Incorporation or by a bylaw duly adopted by the stockholders. The exact number of directors is to be fixed from time to time by a bylaw or amendment thereof duly adopted by the stockholders or by the Board of Directors. The number of directors was fixed at eight upon approval of Article III, Section 2 by the stockholders on December 9, 2008.

Director Independence

The Board of Directors has determined that each director and nominee other than Garry O. Ridge is an independent director as defined in Rule 5605(a)(2) of the Marketplace Rules of The Nasdaq Stock Market LLC (the "Nasdaq Rules"). Information concerning the independence of directors serving on committees of the Board of Directors is provided below as to each committee.

Security Ownership of Directors and Executive Officers

The following tables set forth certain information, including beneficial ownership of the Company's common stock, for the current directors, for the executive officers named in the Summary Compensation Table on page 26 of this proxy statement, and for all directors and executive officers as a group.

				Amount and Nature of Beneficial Ownership October 15, 2009[1]	
Director/Nominee	Age	Principal Occupation	Director Since	Number	Percent of Class
John C. Adams, Jr.	61	Investor; Retired Chairman and CEO, AutoZone, Inc.	2001	22,886[2]	*
Giles H. Bateman	64	Investor; Retired CFO, Price Club	2003	17,868[3]	*
Peter D. Bewley	63	Investor; Retired General Counsel, The Clorox Company	2005	19,258[4]	*
Richard A. Collato	66	President & CEO, YMCA of San Diego County	2003	21,749[5]	*
Mario L. Crivello	69	Investor	1994	867,885[6]	5.2%
Linda A. Lang	51	Chairman & CEO, Jack in the Box, Inc.	2004	19,419[7]	*
Garry O. Ridge	53	President and CEO, WD-40 Company	1997	193,667[8]	1.2%
Neal E. Schmale	63	Chairman, WD-40 Company; President and COO, Sempra Energy	2001	24,503[9]	*

* Less than one (1) percent

1 All shares owned directly unless otherwise indicated.

2 Mr. Adams has the right to acquire 15,800 shares upon the exercise of stock options and the right to receive 2,360 shares upon settlement of restricted stock units upon termination of his service as a director of the Company.

3 Mr. Bateman has the right to acquire 13,800 shares upon the exercise of stock options and the right to receive 2,360 shares upon settlement of restricted stock units upon termination of his service as a director of the Company.

4 Mr. Bewley has the right to acquire 9,800 shares upon the exercise of stock options and the right to receive 3,977 shares upon settlement of restricted stock units upon termination of his service as a director of the Company.

5 Mr. Collato has the right to acquire 13,800 shares upon the exercise of stock options and the right to receive 3,977 shares upon settlement of restricted stock units upon termination of his service as a director of the Company.

6 Mr. Crivello has sole voting and investment power over 731,967 shares held in trust for the benefit of others. He also has sole voting and investment power over 14,780 shares held as custodian for others and 103,375 shares held directly. Mr. Crivello also has the right to acquire 15,800 shares upon exercise of stock options and the right to receive 1,963 shares upon settlement of restricted stock units upon termination of his service as a director of the Company.

7 Ms. Lang has the right to acquire 11,800 shares upon the exercise of stock options and the right to receive 3,977 shares upon settlement of restricted stock units upon termination of her service as a director of the Company.

8 Mr. Ridge has the right to acquire 171,200 shares upon exercise of stock options, the right to receive 1,962 shares upon settlement of restricted stock units upon termination of employment, and the right to receive 4,080 shares upon settlement of restricted stock units upon vesting within 60 days. Mr. Ridge also has voting and investment power over 1,060 shares held under the Company's 401(k) plan.

9 Mr. Schmale has the right to acquire 15,800 shares upon the exercise of stock options and the right to receive 3,977 shares upon settlement of restricted stock units upon termination of his service as a director of the Company.

Executive Officer	Age	Principal Occupation	Amount and Nature of Beneficial Ownership October 15, 2009[1] Number	Percent of Class
Jay W. Rembolt	58	Chief Financial Officer and Vice President, Finance, WD-40 Company	47,919[2]	*
Michael J. Irwin	46	Executive Vice President, Strategic Development, WD-40 Company	79,039[3]	*
Michael L. Freeman	55	Division President, the Americas, WD-40 Company	76,391[4]	*
William B. Noble	50	Managing Director Europe, WD-40 Company Ltd. (U.K.)	52,809[5]	*
All Directors and Executive Officers as a Group			1,603,063[6]	9.3%

* Less than one (1) percent.

1 All shares owned directly unless otherwise indicated.

2 Mr. Rembolt has the right to acquire 41,628 shares upon exercise of stock options and the right to receive 1,785 shares upon settlement of restricted stock units upon vesting within 60 days. Mr. Rembolt has voting and investment power over 4,206 shares held under the Company's 401(k) plan.

3 Mr. Irwin has the right to acquire 69,792 shares upon exercise of stock options, the right to receive 1,324 shares upon settlement of restricted stock units upon termination of employment, and the right to receive 1,785 shares upon settlement of restricted stock units upon vesting within 60 days. Mr. Irwin has voting and investment power over 738 shares held under the Company's 401(k) plan.

4 Mr. Freeman has the right to acquire 62,509 shares upon exercise of stock options, the right to receive 1,324 shares upon settlement of restricted stock units upon termination of employment, and the right to receive 1,785 shares upon settlement of restricted stock units upon vesting within 60 days. Mr. Freeman has voting and investment power over 2,017 shares held under the Company's 401(k) plan.

5 Mr. Noble has the right to acquire 48,200 shares upon exercise of stock options, the right to receive 1,324 shares upon settlement of restricted stock units upon termination of employment, and the right to receive 1,785 shares upon settlement of restricted stock units upon vesting within 60 days.

6 Total includes the rights of directors and executive officers to acquire 624,457 shares upon exercise of stock options, the rights of officers and directors to receive a total of 31,173 shares upon settlement of restricted stock units upon termination of employment or service as a director of the Company, the rights of officers to receive a total of 14,790 shares upon settlement of restricted stock units upon vesting within 60 days, and 9,481 shares held by executive officers under the Company's 401(k) plan.

Nominees for Election as Directors

John C. Adams, Jr. was elected to the Board of Directors in 2001. Mr. Adams served as President and Chief Executive Officer of AutoZone, Inc. from 1996 until 1998, then serving as Chairman and Chief Executive Officer until his retirement in 2001. He previously served as President of the Miami division of Malone & Hyde, Inc., AutoZone's former parent company from 1984 until 1990. Mr. Adams was an owner of Nicotiana Enterprises, Inc., a food distribution company, from 1990 until 1995. Mr. Adams is a director of Tractor Supply Company.

Giles H. Bateman was elected to the Board of Directors in 2003. Mr. Bateman has been retired since 2000. He was a co-founder and Chief Financial Officer of Price Club from 1976 until 1991. Mr. Bateman served as director and chairman of CompUSA, Inc. from 1994 until 2000. Mr. Bateman is a director of Lifetime Fitness Inc., and United PanAm Finance Corp.

Peter D. Bewley was appointed to the Board of Directors in 2005. Mr. Bewley was the Senior Vice President — General Counsel & Secretary of The Clorox Company from 1998 until his retirement in 2005.

Richard A. Collato was elected to the Board of Directors in 2003. Since 1981, Mr. Collato has served as President & CEO of the YMCA of San Diego County. Mr. Collato is also a director of Sempra Energy and PepperBall Technologies, Inc.

Mario L. Crivello was elected to the Board of Directors in 1994. Mr. Crivello was the managing owner and master of Tuna Purse Seiners until his retirement in 1984.

Linda A. Lang was elected to the Board of Directors in 2004. Since October 2005, Ms. Lang has served as Chairman of the Board & Chief Executive Officer of Jack in the Box, Inc. Ms. Lang has been employed by Jack in the Box, Inc. for 21 years and from 1996 until 2005 she held the offices of President and Chief Operating Officer, Executive Vice President, Senior Vice President Marketing, Vice President and Regional Vice President, Southern California Region, Vice President Marketing and Vice President of Products, Promotions and Consumer Research.

Garry O. Ridge joined WD-40 Company in 1987 as Managing Director, WD-40 Company (Australia) Pty. Limited and he was responsible for Company operations throughout the Pacific and Asia. Mr. Ridge transferred to the corporate office in 1994 as Director International Operations and was elected Vice President — International in 1995. He was elected to the position of Executive Vice President/Chief Operating Officer in 1996 and he was named President and Chief Executive Officer in 1997. He was also elected to the Board of Directors in 1997. Prior to joining WD-40 Company Mr. Ridge was Managing Director of Mermax Pacific Pty. Ltd. and held a number of senior management positions with Hawker Pacific Pty. Ltd. (a Hawker Siddeley PLC Group Company) which was a licensee for WD-40 until 1988.

Neal E. Schmale was elected to the Board of Directors in 2001. Mr. Schmale was named Chairman of the Board in 2004. Mr. Schmale has served as President and COO of Sempra Energy since January 2006. Previously, he was Executive Vice President and CFO of Sempra Energy from 1998 through 2005. Mr. Schmale is a director of Sempra Energy and Murphy Oil Corporation.

Board of Directors Meetings, Committees and Annual Meeting Attendance

The Board of Directors is charged by the stockholders with managing or directing the management of the business affairs and exercising the corporate power of the Company. The Board of Directors relies on the following standing committees to assist in carrying out the Board of Directors' responsibilities: the Audit Committee, the Compensation Committee, the Corporate Governance Committee and the Finance Committee. Each of the committees has a written charter approved by the Board of Directors and such charters are available on WD-40 Company's web site at *www.wd40company.com* on the "Investors" page under the Officers and Directors link. There were four scheduled meetings of the Board of Directors during the last fiscal year. Each director serving for the full fiscal year attended at least 75 percent of the aggregate of the total number of meetings of the Board and of all committees on which the director served. The Board of Directors holds an annual organizational meeting on the date of the Annual Meeting of Stockholders. All Directors are expected to attend the Annual Meeting. At the last Annual Meeting of Stockholders, all nominee directors were present.

Board of Directors Compensation

Director compensation is set by the Board of Directors upon the recommendation of the Corporate Governance Committee. The Corporate Governance Committee conducts an annual review of director compensation, including consideration of surveys of companies considered comparable to the Company in total revenues and market capitalization. The independent compensation advisor serving the Compensation Committee of the Board of Directors, Compensia, Inc., has also provided guidance to the Corporate Governance Committee with respect to director compensation recommendations. For fiscal year 2009, directors received compensation for services as directors pursuant to the Directors' Compensation Policy and Election Plan (the "Director Compensation Policy") adopted by the Board of Directors on October 14, 2008. For 2009, each non-employee director is entitled to receive a base annual fee of $32,000 for services provided from the date of the Company's annual meeting to the next annual meeting. The Chairman of the Board receives an additional annual fee of $14,000. Non-employee directors receive additional cash compensation for service on committees. The Chairman of the

Audit Committee receives $16,000 and each other member of the Audit Committee receives $8,000. Each Chairman of the Compensation Committee, the Corporate Governance Committee and the Finance Committee receives $8,000 and each other member of those committees receives $4,000. All annual fees are payable in March.

In December 2007, the Company's stockholders approved the WD-40 Company 2007 Stock Incentive Plan (the "Stock Incentive Plan") to authorize the issuance of stock-based compensation awards to employees as well as to directors and consultants. For services provided during the year in 2009, the Director Compensation Policy provided for the issuance of restricted stock units ("RSUs") having a grant date value of $32,000 to each non-employee director. Each RSU represents the right to receive one share of the Company's common stock. Each director was also permitted to elect to receive RSUs in lieu of all or a portion of his or her annual fee for service as a director for 2009. The number of RSUs granted to directors equals the compensation payable in RSUs divided by the fair market value of the Company's common stock as of the date of grant. All RSUs granted to directors pursuant to the Director Compensation Policy are subject to Award Agreements under the Stock Incentive Plan. All RSUs granted to a director are fully vested and are settled in shares of the Company's common stock upon termination of the director's service as a director of the Company.

Prior to fiscal year 2008, the Company maintained the 1999 Non-Employee Director Restricted Stock Plan (the "Director Stock Plan") providing for the issuance of shares of restricted common stock of the Company to each non-employee member of the Board of Directors. Shares were issued under the Director Stock Plan in lieu of cash compensation according to written elections made by the directors. Restricted shares issued to a director in prior years did not become vested for resale for a period of five years from the date of issuance or until the director's retirement from the Board following the director's 65th birthday. Unless a director has reached age 65, the shares are subject to forfeiture if, during the five year vesting period, the director resigns from service as a director.

The Company also maintains a Director Contributions Fund from which each incumbent director has the right, at a specified time each fiscal year, to designate $6,000 in charitable contributions to be made by the Company to properly qualified (under Internal Revenue Code Section 501(c)(3)) charitable organizations.

The following Director Compensation table provides information concerning director compensation earned by each non-employee director for services rendered in fiscal year 2009. Since the annual base fee and fees for service on committees is payable for services provided to the Company from January 1st of the fiscal year until the next annual meeting of stockholders, such compensation is reported for purposes of the Director Compensation table on a weighted basis. For fiscal year 2009, one quarter of the reported compensation earned or paid in cash is based on the director compensation policy in effect for calendar year 2008 and three quarters of the reported compensation paid in cash is based on the director compensation policy in effect for calendar year 2009. Amounts earned and reported in the Director Compensation table for Fees Earned or Paid in Cash for the fiscal year for each director are dependent upon the various committees on which each director served as a member or as chairman during the fiscal year.

DIRECTOR COMPENSATION
Fiscal Year 2009

Name	Fees Earned or Paid in Cash ($)[1]	Stock Awards ($)[2]	Option Awards ($)[3]	All Other Compensation ($)[4]	Total ($)
John C. Adams, Jr.	$43,031	$31,978	$0	$6,000	$81,009
Giles H. Bateman	$52,031	$31,978	$0	$6,000	$90,009
Peter D. Bewley	$44,031	$31,978	$0	$6,000	$82,009
Richard A. Collato	$48,031	$31,978	$0	$6,000	$86,009
Mario L. Crivello	$36,031	$31,978	$0	$6,000	$74,009
Linda A. Lang	$44,031	$31,978	$0	$6,000	$82,009
Neal E. Schmale	$53,031	$31,978	$0	$6,000	$91,009

1 For services rendered during fiscal year 2009, directors received restricted stock units ("RSUs") pursuant to elections made in 2007 and 2008 under the Director Compensation Policy with respect to their services as directors in calendar years 2008 and 2009, respectively, in each case in lieu of all or part of their base annual fees for such calendar year (as described in the narrative preceding the Director Compensation Table) as follows: John C. Adams, Jr. and Giles H. Bateman received RSUs valued at $4,008; and Peter D. Bewley, Richard A. Collato, Linda A. Lang and Neal E. Schmale received RSUs valued at $31,989.

2 Amounts included in the Stock Awards column represent the grant date fair value for non-elective RSUs awarded to all non-employee directors pursuant to the Director Compensation Policy. The number of RSUs awarded to each director is rounded down the nearest whole share. The reported amounts equal the grant date fair value for the RSUs computed under FAS 123R since the RSUs were fully vested as of the date of grant and the full amount was recognized by the company for financial reporting purposes in accordance with FAS 123R. The number of RSUs held by each director as of the end of the fiscal year are reported with respect to such director's security ownership as of the record date for the annual meeting of stockholders on page 4 of this proxy statement. The RSUs are settled in stock only upon termination of service as a director and the RSUs provide for the payment of dividend equivalent compensation in amounts equal to dividends declared and paid on the Company's common stock.

3 Outstanding options held by each director as of the end of the fiscal year are reported with respect to such director's security ownership as of the record date for the annual meeting of stockholders on page 4 of this proxy statement.

4 Amounts represent charitable contributions made by the Company as designated by each non-employee director pursuant to the Company's Director Contribution Fund.

Stockholder Communications with Board of Directors

Stockholders may send communications to the Board of Directors by submitting a letter addressed to: WD-40 Company, Corporate Secretary, 1061 Cudahy Place, San Diego, CA 92110. The Board of Directors has instructed the Corporate Secretary to forward such communications to the Chairman of the Board of Directors. The Board of Directors has also instructed the Corporate Secretary to review such correspondence and, at the Corporate Secretary's discretion, to not forward correspondence which is deemed of a commercial or frivolous nature or inappropriate for Board of Director consideration. The Corporate Secretary may also forward the stockholder communication within the Company to another department to facilitate an appropriate response.

Committees

Director	Audit	Compensation	Governance	Finance
John C. Adams, Jr.			✓	Chairman
Giles H. Bateman	Chairman			✓
Peter D. Bewley		✓	Chairman	
Richard A. Collato	✓	Chairman		
Mario L. Crivello		✓		
Linda A. Lang	✓	✓		
Garry O. Ridge				
Neal E. Schmale			✓	✓
Number of Meetings Held in Fiscal Year 2009	5	4	4	5

Corporate Governance Committee

The Corporate Governance Committee is comprised of Peter D. Bewley (Chairman), John C. Adams, Jr., and Neal E. Schmale. The Corporate Governance Committee also functions as the Company's nominating committee and is comprised exclusively of independent directors as defined in the Nasdaq Rules. The Corporate Governance Committee met four times during the last fiscal year.

The Corporate Governance Committee acts in conjunction with the Board of Directors to ensure that a regular evaluation is conducted of succession plans, performance, independence, and of the qualifications and integrity of the Board of Directors. The Corporate Governance Committee also reviews the applicable skills and characteristics required of nominees for election as directors. The objective is to balance the composition of the Board of Directors to achieve a combination of individuals of different backgrounds and experiences. In evaluating the suitability of nominees, the Corporate Governance Committee takes into account many factors, including the following: whether the candidate is currently or has recently been an executive officer at a publicly traded company; whether the candidate has substantial background in matters related to the Company's products or markets, in particular, supply chain management, information technology and marketing; and whether the candidate has substantial international business experience, a substantial financial background or is serving as a director at one or more publicly traded companies.

In determining whether to recommend a director for re-election, the Corporate Governance Committee considers the director's past attendance at meetings, results of annual evaluations and the director's participation in and anticipated future contributions to the Board of Directors. A director who will have reached the age of 72 prior to the date of the next annual meeting of stockholders, except for non-employee directors first elected to the Board prior to June 29, 1999, will not be recommended for re-election at that meeting.

The Corporate Governance Committee reviews new Board of Director nominees through a series of internal discussions, reviewing available information, and interviewing selected candidates. Generally, candidates for nomination to the Board of Directors have been suggested by directors or employees. The Company does not currently employ a search firm or third party in connection with seeking or evaluating candidates.

The Corporate Governance Committee will consider director candidates recommended by security holders under the same criteria as other candidates described above. Nominations may be submitted by letter addressed to: WD-40 Company Corporate Governance Committee, Corporate Secretary, 1061 Cudahy Place, San Diego, CA 92110. Nominations by security holders must be submitted in accordance with the requirements of the Company's Bylaws, including submission of such nominations within the time required for submission of stockholder proposals as set forth on page 33 of this proxy statement.

Audit Committee

The Audit Committee is comprised of Giles H. Bateman (Chairman), Richard A. Collato and Linda A. Lang. Five meetings were held during the last fiscal year to review quarterly financial reports, to consider the annual audit and other audit services and to review the audit with the independent registered public accounting firm after its completion. The Board of Directors has determined that Mr. Bateman is an "audit committee financial expert" as defined by regulations adopted by the Securities and Exchange Commission. Mr. Bateman and each of the other members of the Audit Committee is an independent director as defined in the Nasdaq Rules. Each member of the Audit Committee also satisfies the requirements for service on the Audit Committee as set forth in Rule 5605(c)(2) of the Nasdaq Rules.

The Audit Committee has responsibility for review and oversight of related party transactions for potential conflicts of interest. In conducting this oversight, the Audit Committee makes appropriate inquiry and relies on a review by the Corporate Governance Committee of individual questionnaires completed by all executive officers and directors for the purpose of identifying matters potentially affecting the independence of directors and the existence of related party transactions as defined in relevant rules promulgated under the Securities Exchange Act of 1934 (the "Exchange Act") and in the Nasdaq Rules. The Audit Committee also relies upon the Company's disclosure controls and procedures adopted pursuant to Exchange Act rules for the purpose of assuring that matters requiring disclosure, including related party transactions that may involve the potential for conflicts of interests, are brought to the attention of management and the Audit Committee on a timely basis. No formal policy for such oversight by the Audit Committee has been adopted, but the actions of the committee in conducting its review at least annually are set forth in minutes of the meetings of the Audit Committee. The Audit Committee also has responsibility for the selection, appointment and oversight of the independent registered public accounting firm for the Company. A separate report of the Audit Committee is set forth below.

AUDIT COMMITTEE REPORT

Each year the Board of Directors appoints an Audit Committee to fulfill regulatory requirements and to assist the Board in oversight of the Company's financial reporting, internal control functions and audit process. Each member of the Audit Committee meets the independence requirements set by the Nasdaq Stock Market.

The responsibilities of the Audit Committee include the selection and appointment of a independent registered public accounting firm to be hired as the Company's independent accountants. The Audit Committee is also responsible for recommending to the Board that the Company's consolidated financial statements be included in its annual report on Form 10-K.

With respect to the preparation and audit of the Company's consolidated financial statements, management is responsible for the preparation of the financial statements; the establishment of accounting and financial reporting principles; the establishment of disclosure controls and procedures; the establishment of internal control over financial reporting; the evaluation of the effectiveness of both disclosure controls and procedures and internal control over financial reporting; and the evaluation of changes in internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting. The Company's independent registered public accounting firm is responsible for performing an independent audit of the consolidated financial statements and expressing an opinion as to whether the consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

The Audit Committee has reviewed the consolidated financial statements of the Company for the fiscal year ended August 31, 2009. The Audit Committee has discussed the preparation of the consolidated financial statements with management and with the Company's independent registered public accounting firm, PricewaterhouseCoopers LLP, and the Audit Committee has met separately with PricewaterhouseCoopers LLP and with management to discuss issues relating to the preparation and audit of the financial statements.

For the fiscal year ended August 31, 2009, management has completed the documentation, testing and evaluation of the Company's system of internal control over financial reporting as required by Section 404 of the Sarbanes-Oxley Act of 2002. The Audit Committee has been kept apprised of management's activities in the completion of such work and evaluation and the Audit Committee has provided oversight and advice with respect to the process undertaken by management. The Audit Committee will continue to oversee such work being undertaken by the Company for the fiscal year ending August 31, 2009.

The Audit Committee has taken the following steps in making its recommendation that the Company's financial statements be included in its annual report on Form 10-K for the fiscal year ended August 31, 2009:

1. At regularly scheduled meetings of the Audit Committee, management and PricewaterhouseCoopers LLP provided periodic reports as to the work undertaken by the Company to complete the documentation, testing and evaluation of the Company's system of internal control over financial reporting. Upon completion of such work and upon preparation of the Company's consolidated financial statements for the year ended August 31, 2009, the Audit Committee reviewed a report provided by management on the effectiveness of the Company's internal control over financial reporting.

2. The Audit Committee discussed with PricewaterhouseCoopers LLP, the Company's independent registered public accounting firm for fiscal year ended August 31, 2009, those matters required to be discussed by Statement on Auditing Standards No. 61 and PCAOB Auditing Standard No. 2, including information concerning the scope and results of the audit. These communications and discussions are intended to assist the Audit Committee in overseeing the financial reporting and disclosure process.

3. The Audit Committee discussed with PricewaterhouseCoopers LLP its independence and received from PricewaterhouseCoopers LLP a letter concerning independence as required under applicable independence standards for auditors of public companies. This discussion and disclosure helped the Audit Committee in evaluating such independence.
4. The Audit Committee reviewed and discussed with the Company's management and PricewaterhouseCoopers LLP, the Company's audited consolidated balance sheet at August 31, 2009, and consolidated statements of income, cash flows and stockholders' equity for the fiscal year ended August 31, 2009.
5. The Audit Committee has reviewed PricewaterhouseCoopers LLP's Report of Independent Registered Public Accounting Firm and Management's Report on Internal Control over Financial Reporting included in the Company's annual report on Form 10-K.

Based on the reviews and discussions explained above, the Audit Committee recommended to the Board that the Company's financial statements be included in its annual report on Form 10-K for its fiscal year ended August 31, 2009. PricewaterhouseCoopers LLP has been selected to serve as the Company's independent registered public accounting firm for the fiscal year ending August 31, 2010.

Giles H. Bateman (Chairman)
Richard A. Collato
Linda A. Lang

Finance Committee

The Finance Committee is comprised of John C. Adams, Jr. (Chairman), Giles H. Bateman and Neal E. Schmale. Four meetings of the Finance Committee were held during the last fiscal year. The Finance Committee is appointed by the Board for the primary purpose of assisting the Board in overseeing financial matters of importance to the company, including matters relating to acquisitions, investment policy, capital structure, and dividend policy. The Finance Committee also reviews the Company's annual and long-term financial strategies and objectives.

Compensation Committee
Compensation Committee Interlocks and Insider Participation

The Compensation Committee is comprised of Richard A. Collato (Chairman), Peter D. Bewley, Mario L. Crivello and Linda A. Lang, all of whom are independent directors as defined under the Nasdaq Rules. The Compensation Committee met four times during the last fiscal year.

COMPENSATION DISCUSSION AND ANALYSIS

WD-40 Company's Compensation Discussion and Analysis addresses the processes and decisions of the Company's Board of Directors and the Compensation Committee of the Company's Board of Directors (the "Committee") with respect to the compensation of the Company's Named Executive Officers ("NEOs"). For fiscal year 2009, the Company's NEOs are:

- Garry O. Ridge, our Chief Executive Officer ("CEO");
- Jay W. Rembolt, our Chief Financial Officer ("CFO");
- Michael J. Irwin, our Executive Vice President, Strategic Development;
- Michael L. Freeman, our Division President, the Americas;
- William B. Noble, our Managing Director, Europe.

Governance of Executive Officer Compensation Program

The purpose of the Committee is to establish and administer the compensation arrangements of the CEO and other NEOs on behalf of the Board of Directors. The Committee is responsible for developing the Company's overall compensation strategy, with support from management and the Committee's independent advisor. The Committee also has responsibilities in connection with administration of the Company's equity compensation plans.

With respect to compensation of the NEOs for fiscal year 2009, the Committee had the following responsibilities:

- Develop and review employment agreements, salaries, incentive plan participation, severance agreements, change-in-control agreements, equity compensation plan participation and employee benefit plan participation for the NEOs.
- Conduct an annual review of corporate goals and objectives relevant to the CEO's compensation and evaluate the CEO's performance in light of those goals and objectives.
- Approve the annual compensation package (including base salary, incentive plan participation, equity compensation awards and other benefits) for the CEO, taking into consideration CEO performance, Company performance and CEO compensation levels at comparable companies.
- Conduct an annual review, with the assistance of the CEO, of corporate goals and objectives relevant to the compensation of the other NEOs, evaluate NEO performance in light of those goals and objectives, and approve the annual compensation package (including base salary, incentive plan participation, equity compensation awards and other benefits) for the other NEOs.
- Provide recommendations to the Board for changes to the Company's equity compensation plan and other compensation and benefit plans.
- Administer the Company's stock option and equity-based compensation plans, including the grant of awards or recommendation of awards to the Board for final approval as the Board or the relevant plan may authorize.

The Compensation Committee operates pursuant to a Charter, a copy of which can be found under the Officers and Directors link on the Investors page of the Company's website — at *http://www.wd40company.com*. The Committee's Charter provides for full delegation of authority to the Committee with respect to the recommendation and approval of the annual compensation package for the CEO.

Process for Evaluating Executive Officer Performance and Compensation

In accord with its Charter, the Compensation Committee works with the Company's Human Resources function in carrying out its responsibilities; the Vice President of Human Resources is management's liaison with the Committee. During fiscal year 2009, the Committee engaged Compensia, Inc, an independent compensation advisor, to provide advice and information relating to executive compensation. Compensia assisted the Committee in the evaluation of executive base salary, bonus compensation and equity incentive design and award levels, and the specific pay recommendation for the CEO. Compensia reports directly to the Committee and provides no additional services for management.

Executive Compensation Philosophy and Framework

Compensation Objectives

The Company's executive compensation program is designed to achieve four primary objectives:

1. Attract and retain high-caliber executives.

2. Align the interests and compensation of executives with the value created for shareholders.

3. Reinforce a sense of urgency among executives to achieve both short-term and long-term Company objectives.

4. Create a direct, meaningful link between business and team success and individual performance and rewards.

Target Pay Position/Mix of Pay

The Company's compensation program consists primarily of base salary, annual cash incentives, and long-term oriented equity grants. Each of these components is discussed in greater detail below under the heading, "Executive Officer Compensation Decisions." The Compensation Committee has established a target for executive officer total compensation (defined as base salary, plus performance incentive bonus, plus the grant date value of equity awards at the 50th percentile relative to the market (details on the use of benchmarking peer group data is provided below). Actual pay may vary, based on company and/or individual performance, length of time within the position, and anticipated contribution. The Committee does not adhere to specific guidelines regarding the percentage of total compensation that should be represented by each element of pay. Rather, the NEO compensation arrangements are generally designed such that each element approximates the market 50th percentile, subject to the factors discussed above.

Compensation Benchmarking

For fiscal year 2009 compensation decisions, the Compensation Committee examined the executive compensation practices of a peer group of twenty-one companies to assess the competitiveness of the Company's executive compensation. Peer group companies were selected from a list of U.S. headquartered companies having revenues reasonably comparable to WD-40 Company and doing business in the specialty chemical industry or within specific consumer products categories. In addition to the peer group data, the Committee has used broad industry company data from published compensation surveys for a set of companies having revenues comparable to the Company. This mix of data has been weighted, 50% for the broad industry company data and 50% for the peer group data. The composition of the peer group was reviewed in June 2008 and no changes were made for fiscal year 2009 compensation decisions. The peer group is comprised of the following companies:

- American Pacific Corporation
- American Vanguard Corporation
- Bare Escentuals, Inc.
- Cambrex Corporation
- Chattem Inc.
- Gaiam, Inc.
- Hawkins, Inc.
- Inter Parfums, Inc.
- Katy Industries, Inc.
- Mannatech, Inc.
- Medicis Pharmaceutical Corporation
- National Presto Industries Inc.
- Nutraceutical International Corporation
- Pacific Ethanol, Inc.
- Park Electrochemical Corp.
- Parlux Fragrances, Inc.
- Penford Corporation
- PetMed Express, Inc.
- Prestige Brands Holdings, Inc.
- Quaker Chemical Corporation
- USANA Health Sciences, Inc.

Executive Officer Compensation Decisions

Base Salary: Process

Base salaries for all NEOs are approved by the Committee effective for the beginning of each fiscal year. In setting base salaries, the Committee considers a salary range which has been prepared by its outside advisor based on each NEO's job responsibilities and the market 50th percentile target pay position. Salary increases, if any, are based on individual performance, position, current pay relative to the market, future anticipated contribution and the company-wide merit increase budget. Assessment of individual performance follows a rigorous evaluation process, including self-evaluation and the establishment of annual goals for each officer and an assessment of the achievement thereof. Information concerning 2010 compensation decisions is provided in the *Fiscal Year 2010 Compensation Decisions* section below.

Base Salary: Fiscal Year 2009

Based on the peer group and survey data and the criteria described above, the CEO presented his recommendations to the Committee for base salary increases for other executive officers in October 2008. After reviewing the CEO's recommendations and considering the goals and objectives established at the beginning of the year for all executive officers, the Committee approved salaries for the officers as set forth in the table below. For each executive officer, the Committee evaluated salary levels against current benchmarking data and based on individual and company performance, the Committee established fiscal year 2009 salaries for each officer.

The salary increases for fiscal year 2009 were considered by the Committee and the Board to be appropriate in light of market conditions at that time as evidenced by the peer group and published survey data and the achievement of individual performance goals by each of the executive officers as well as their individual contributions to overall Company performance. For the CEO's base salary, the Committee approved a 3.0% increase to $573,092, which was at the 75th percentile relative to market as evidenced by the data described in the *Compensation Benchmarking* section above. The performance of the CEO for fiscal year 2008 was measured against mutually agreed upon targets and goals around growth, innovation, leadership, earnings and customer relations. In considering an appropriate salary increase for the CEO for fiscal year 2009, the Committee considered the scope of his responsibilities, his tenure with the Company and historical performance. For Mr. Rembolt, the larger increase was based on his greater responsibility as CFO and his relatively low base salary relative to market for his new position. For Mr. Noble, the larger increase was based on achievement of individual and reporting segment performance goals.

Salary increase actions for fiscal year 2009 for the NEOs were as follows:

Executive Officer	Title	Base Salary	Percent Increase
Garry O. Ridge	Chief Executive Officer	$573,092	3%
Jay W. Rembolt	Chief Financial Officer	$222,600	5%
Michael J. Irwin	Executive Vice President, Strategic Development	$286,848	3%
Michael L. Freeman	Division President, the Americas	$279,990	2%
William B. Noble	Managing Director, Europe	$299,364[1]	5%

1 Mr. Noble's base salary for 2009 was converted to dollars based on an average annual exchange rate for fiscal year 2009 of $1.5721 per pound.

Performance Incentive Program

The Company uses its Performance Incentive Program to tie NEO compensation to the Company's financial performance. For the NEOs, incentive awards are based on corporate performance measures, including the Company's earnings before interest, taxes, depreciation and amortization ("EBITDA") computed on a consolidated basis (referred to herein as the Company's "Global EBITDA") and EBITDA computed for relevant financial reporting segments ("Segment EBITDA"). With the exception of Performance Incentive Program formulas applicable to the CEO and the CFO which were revised for fiscal year 2009, the same program formulas are used for establishing bonus compensation for all employees of the Company and the formulas for some employees include the use of other performance measures relevant to their job classifications.

Depending upon performance results, the Performance Incentive bonus payout can range from 0–100% of base salary for the Chief Executive Officer, from 0–60% of base salaries for the other NEOs. The maximum bonus for each NEO is referred to herein as their "annual opportunity". Maximum incentive bonus payouts for the NEOs other than the CEO and the CFO require both achievement of specified Segment EBITDA results and Company performance that exceeds the maximum amount for Global EBITDA as described below.

On December 8, 2008, the Committee approved a revision to the Performance Incentive Program formulas applicable to the CEO and CFO for fiscal year 2009. For prior years, CEO and CFO bonus payouts were based on (i) relative achievement of Segment EBITDA for each of the Company's three reporting segments, the Americas, Europe and Asia-Pacific; (ii) relative achievement of the Company's return on invested capital "ROIC" [1]; and (iii) performance exceeding a target level of Global EBITDA. Use of Segment EBITDA and ROIC performance measures was designed to focus the attention of the CEO and the CFO on all aspects of the Company's global operations and performance. However, the Committee determined that favorable results from one segment, when combined with relatively poor performance from others, especially where the poor

1 The manner in which the Company calculated ROIC for prior years was provided in the Company's press release with respect to the announcement of its annual earnings which, for fiscal year 2008, was filed on October 15, 2008 as Exhibit 99.1 to its report on Form 8-K.

performance of one or more segments has a negative impact on overall results of operations, could lead to payment of unwarranted bonus compensation. The Committee concluded that bonus payouts for the CEO and CFO that are tied solely to achievement of specified levels of Global EBITDA would provide appropriate linkage of CEO and CFO cash compensation to overall Company performance.

The maximum opportunity percentage for the CEO at 100% of his base salary as compared to the maximum opportunity percentage for the other NEOs at 60% of base salary was established by the Board of Directors in prior years in recognition of the higher level of responsibility of the CEO for overall Company performance, in reliance on benchmarking data supporting total potential CEO compensation at such levels and to establish a compensation package for the CEO having a higher percentage of potential compensation tied to Company performance.

Following the commencement of each fiscal year, the Committee confirms specific performance measures for the upcoming year, along with associated weightings and an objective formula for calculation of the Performance Incentive bonus payouts for all NEOs. In October of the following year, and before payment, the Committee reviews the Company's financial results and confirms calculation of the Incentive Performance bonus payouts for each of the executive officers.

For each employee other than the CEO and CFO, the Performance Incentive Program provides three distinct performance measure levels for possible award of bonus compensation. The first level represents 30% of the annual opportunity, the second level represents 20% of the annual opportunity and the third level represents 50% of the annual opportunity. For the CEO and CFO, there are two levels, each representing 50% of the annual opportunity.

For the NEOs other than the CEO and CFO, the relevant performance measure for the first and second levels is Segment EBITDA. Use of specific weightings for Segment EBITDA results varies for each NEO according to his area of responsibility and accountability. Thus, the formula for the first and second levels for Mr. Irwin is weighted equally among all 3 of the Company's reporting segments and the formulas for Mr. Freeman and Mr. Noble are weighted entirely to the Americas and Europe segments, respectively. For fiscal year 2009, the minimum and maximum amounts for the applicable Segment EBITDA were confirmed by the Committee in October 2008. The bonus payout for the first level is based on the relative achievement of the Segment EBITDA performance measure within the range of the minimum and maximum, applied to the proportionate amount of the annual opportunity provided for the first level bonus payout. No bonus payout is earned if the relevant Segment EBITDA does not reach the minimum threshold amount. The second level performance measure represents a stretch target for the applicable Segment EBITDA. For the second level, the range of minimum and maximum will run from the maximum first level target to a specified maximum amount.

For the NEOs other than the CEO and CFO, the performance measure for the third level is Global EBITDA. For fiscal year 2009, a minimum level for Global EBITDA was confirmed by the Committee in October 2008. After all bonus amounts earned for the first and second levels are calculated, the Global EBITDA result is measured. The maximum amount of Global EBITDA is then established by means of a formula that is based on all Performance Incentive bonus payouts under the first and second levels, and including bonus payouts to the CEO and CFO, and that results in the maximum payout under the third level of the Performance Incentive Program. This formula effects a sharing of increased earnings over the established minimum among all of the Company's employees and the Company's stockholders.[2]

For the CEO and CFO, the Performance Incentive Program provides for 2 performance measure levels; each is tied to the Company's Global EBITDA. The amount of bonus payout for the first level (up to 50% of the annual opportunity) will be based on the relative achievement of Global EBITDA within a range of specified minimum

[2] The Segment and Global EBITDA results are calculated using foreign exchange rates predetermined at the beginning of the fiscal year. The purpose of using predetermined rates is to avoid the impact of volatile foreign exchange rates, whether favorable or unfavorable to the employees, on bonus payout.

and maximum target levels. No bonus payout will be earned unless the Company's Global EBITDA (calculated to include budgeted bonus payouts to all employees under the first level of the Performance Incentive Program) reaches the specified minimum target level. The second level bonus payout (up to 50% of the annual opportunity) will be based on the relative achievement of the Company's actual Global EBITDA within a range from the maximum target amount for the first level bonus payout to an amount equal to 110% of such first level maximum target amount.

Target and maximum payout amounts for each of the NEOs for the 2009 Performance Incentive Program are provided in the Grants of Plan-Based Awards table on page 27 of this proxy statement.

The following table sets forth the performance measures applicable to each of the NEOs for each of the three levels of the Performance Incentive Program:

Executive Officer	Title	First Level Performance Measure	Second Level Performance Measure	Third Level Performance Measure
Garry O. Ridge	Chief Executive Officer	Global EBITDA	Global EBITDA	N/A
Jay W. Rembolt	Vice President, Finance and Chief Financial Officer	Global EBITDA	Global EBITDA	N/A
Michael J. Irwin	Executive Vice President, Strategic Development	Segment EBITDA (3 Segments)	Segment EBITDA (3 Segments)	Global EBITDA
Michael L. Freeman	Division President, the Americas	Segment EBITDA (Americas)	Segment EBITDA (Americas)	Global EBITDA
William B. Noble	Managing Director, Europe	Segment EBITDA (Europe)	Segment EBITDA (Europe)	Global EBITDA

The following table sets forth the minimum and maximum target Segment EBITDA results for the first level under the Company's Performance Incentive Program for the NEOs other than the CEO and CFO for each of the Company's reporting segments and the actual fiscal year 2009 results, each as a percentage of the actual fiscal year 2008 results:

Performance Measure	Minimum for FY 2009 (as % of 2008 Actual)	Maximum for FY 2009 (as % of 2008 Actual)	Actual FY 2009 (as % of 2008 Actual)
Segment EBITDA (Americas)[1]	100%	121%	117%
Segment EBITDA (Europe)[2]	100%	120%	129%
Segment EBITDA (Asia-Pacific)[1]	87%	87%	87%

1 Percentages for Segment EBITDA (Americas) and (Asia-Pacific) are based on results reported in U.S. dollars and are calculated using foreign exchange rates predetermined at the beginning of the fiscal year.

2 Segment EBITDA (Europe) percentages are based on the Europe segment's results as reported in pounds sterling.

The following table sets forth the minimum and maximum amounts for Global EBITDA applicable for the third level of the Company's fiscal year 2009 Performance Incentive Program for the NEOs other than the CEO and CFO, together with actual results for fiscal year 2009 with respect to such performance measure:

Performance Measure	Minimum for FY 2009 Performance Incentive Program	Maximum for FY 2009 Performance Incentive Program	Actual FY 2009
Global EBITDA[1]	$51,545,000	$61,859,000	$50,501,000

[1] The maximum Global EBITDA amount is an approximate amount calculated by reference to a formula that would have resulted in a maximum payout of bonus to all employees of the Company under the third level of the Performance Incentive Program. The actual Global EBITDA amount for fiscal year 2009 equals the Company's reported earnings on a consolidated basis before interest, taxes, depreciation and amortization, calculated using foreign exchange rates predetermined at the beginning of the fiscal year.

For the CEO and the CFO, the first level bonus payout was measured based on the relative achievement of the Company's Global EBITDA within a range from a minimum amount of $46,546,000 to a maximum amount of $51,545,000. The second level bonus payout was measured based on relative achievement of the Company's Global EBITDA within the range from the foregoing first level maximum amount to $56,700,000 (110% of the first level maximum amount).

Achievement of the maximum levels for Segment EBITDA and Global EBITDA are intended to be attainable through the concerted efforts of all management teams working in their own regions and areas of responsibility and for the Company as a whole. Use of these Performance Incentive Program performance measures for all employees over many years has served to focus the entire Company on steady growth of quality earnings.

Based on the Company's performance for fiscal year 2009 and the relative attainment of each of the performance measures under the Company's Performance Incentive Program, the Committee approved the calculation of NEO incentive award payouts.

On October 13, 2009, the Committee approved payment of the following incentive bonus amounts for fiscal year 2009 performance:

Executive Officer	Title	FY2009 Annual Incentive Opportunity (As % of Base Salary)	FY2009 Actual Bonus (As % of Base Salary)	FY2009 Bonus Paid ($)
Garry O. Ridge	Chief Executive Officer	100%	39.8%	$227,956
Jay W. Rembolt	Vice President, Finance and Chief Financial Officer	60%	23.8%	$ 53,088
Michael J. Irwin	Executive Vice President, Strategic Development	60%	19.3%	$ 55,370
Michael L. Freeman	Division President, the Americas	60%	10.0%	$ 27,906
William B. Noble[1]	Managing Director, Europe	60%	30.0%	$ 89,809

[1] Mr. Noble's bonus has been converted from pounds sterling at an average annual exchange rate for fiscal year 2009 of $1.5721 per pound.

To provide an example of the application of the Company's Performance Incentive Program to one of the NEOs, Mr. Irwin's bonus payout for fiscal year 2009 was computed as follows:

- Mr. Irwin's annual opportunity is 60% of his base salary for 2009. His base salary for 2009 was $286,848. His annual opportunity was 60% of that amount, or $172,109.
- For the first level of the Performance Incentive Program, Mr. Irwin's bonus potential was 30% of his annual opportunity. Since the applicable performance measure for the first level for Mr. Irwin was Segment EBITDA for all three of the Company's reporting segments, his bonus potential was weighted equally among the three reporting segments, or 10% of his annual opportunity with respect to each segment. Based on the relative attainment of the Segment EBITDA goals for each of the Company's reporting segments as set forth in the table above (exceeding the first level maximum target amount for Europe, meeting the target amount for Asia-Pacific, and achieving 55% of the applicable range for the Americas), Mr. Irwin was entitled to a bonus for the first level of the Performance Incentive Program equal to 25.5% of his annual opportunity, or $43,909.

- Mr. Irwin's bonus potential for the second level was 20% of his annual opportunity. Since the second level performance measure for Mr. Irwin was based on stretch targets for Segment EBITDA for all three of the Company's reporting segments, his bonus potential was weighted equally among the three reporting segments, or 6.67% of his annual opportunity with respect to each segment. Based on the relative attainment of the Segment EBITDA goals for each of the Company's reporting segments in excess of the first level maximum amounts (exceeding the second level stretch goal for Europe, but failing to reach any portion of the stretch goals for Asia-Pacific or the Americas), Mr. Irwin was entitled to a bonus for the second level of the Performance Incentive Program equal to 6.7% of his annual opportunity, or $11,461.

- For the third level, Mr. Irwin's bonus potential was 50% of his annual opportunity. No employees were eligible for a bonus under the third level since the Company's Global EBITDA, after accrual of bonus payouts to all employees under the first and second levels of the Performance Incentive Program, did not reach the minimum target amount for Global EBITDA as set forth in the table above. Mr. Irwin did not receive a bonus for the third level of the Performance Incentive Program.

Mr. Irwin's aggregate bonus payout was the sum of the payouts under each of the three levels of the Company's Performance Incentive Program, or $55,370.

Equity Compensation

Equity compensation is a critical component of the Company's efforts to attract and retain executives and key employees, encourage employee ownership in the Company, link pay with performance and align the interests of executive officers with those of stockholders. As an integral part of the compensation earned by the NEOs for services in fiscal years prior to 2009, the Company provided the NEOs with an economic interest in the long-term appreciation of the Company's common stock through the award of stock options.

Following a review by the Committee and the Board of the Company's equity compensation practices during fiscal year 2008 by Compensia, management recommended and the Committee approved a change in the Company's approach to equity compensation for its NEOs. The key changes to the equity program are as follows:

- Equity awards for all employees, including the NEOs, will be delivered in restricted stock units ("RSUs"), rather than stock options, that provide for the issuance of shares of the Company's common stock upon vesting.

- RSUs were selected as the primary equity vehicle due to their advantages over stock options in the following areas: i) greater perceived value by recipients; ii) reduced accounting cost, in the aggregate; iii) less dilutive impact on a share count basis; and iv) encourages long-term stock ownership and facilitates the achievement of the company's stock ownership guidelines (as described below under the heading, *Executive Officer Stock Ownership Guidelines*).

- The size of annual equity grants for participant employees will be determined as follows:

  - A target level of award is determined for each participant employee based on relative position and responsibility within the Company;

  - 40% of the target equity award is recommended for grant on a discretionary basis for retention and incentive purposes;

  - 60% of the target equity award is recommended for grant based on the individual's first level achievement under the Company's Performance Incentive Program (as described above under the heading, *Performance Incentive Program*) for the most recently completed fiscal year.

The Board recognizes the potentially dilutive impact of equity awards. The Company's equity award practices are designed to balance the impact of dilution and the Company's need to remain competitive by recruiting, retaining and providing incentives for high-performing employees. The following steps have been taken by the Board and the Committee to maintain this balance:

- The Committee has sought to manage to an annual gross burn rate for equity awards to all participating employees not exceeding 2% of the Company's outstanding shares. The actual burn rate over the past three years has been approximately 1.5%.

- The Company's aggregate equity award practices have been conservative, particularly with respect to options previously awarded to the NEOs. Upon review of peer group data and competitiveness of the Company with respect to equity compensation, the Committee determined that past equity compensation provided to its executive officers was low. Increases in equity compensation for the NEOs were therefore made for fiscal year 2008. Corresponding increases in equity award levels for the NEOs for fiscal year 2009 were not fully carried forward due to overall burn rate and equity plan budgeting limitations established by the Committee.

- For fiscal year 2009, equity grants to individual executive officers were based on long-term retention goals for the executive officers. In October 2008, the Committee approved RSU awards to the NEOs as set forth in the Grants of Plan-Based Awards table on page 27 of this proxy statement. The Committee placed particular emphasis on long-term retention goals and desired incentives for future contributions in establishing the level of equity awards for each of the NEOs for fiscal year 2009. As such, each NEO other than the CEO received the same number of RSUs and the RSU award to the CEO was greater than the awards to the other NEOs in recognition of his higher level of responsibility for overall Company performance and in reliance on benchmarking data supporting a higher level of equity compensation for the CEO.

Benefits and Perquisites

As is the case with most Company employees, the Company's NEO's are provided with standard health and welfare benefits, as well as the opportunity to participate in a 401(k) profit sharing plan. The 401(k) plan serves to provide Company employees, including the NEOs, with tax-advantaged retirement savings as an additional component of overall compensation. The Company's contributions to the Plan may be invested by employees in a Company Stock Fund invested in shares of the Company's common stock.

The Company maintains individual Supplemental Death Benefit Plan agreements with each of the NEOs other than Mr. Noble who has an equivalent life insurance benefit under his local U.K. compensation package and other than Mr. Rembolt who participates in the group life insurance program available to all U.S. employees of the Company. The Company's Supplemental Death Benefit Plan agreement obligations are funded by permanent life insurance policies owned by the Company.

The Company also provides cars to its executives and private health insurance for Mr. Noble in excess of coverage available to other Company employees in the U.K. The costs associated with the benefits and perquisites provided to the NEOs are included in the Summary Compensation Table included on page 26 of this proxy statement and they are separately identified in the narrative description of such benefits included with the Summary Compensation Table.

The Compensation Committee considers the cost of the foregoing benefits and perquisites in connection with its recommendations to the Board for approval of the CEO's compensation package and in connection with approval of the total compensation for each of the other NEOs. All of such costs are considered appropriate in support of the Compensation Committee's objective of attracting and retaining high quality executives because they are common forms of compensation for senior executives and are expected by such executives when they consider competing compensation packages.

Post-Employment Obligations

In February 2006, the Company entered into change of control severance agreements with each of the Company's NEOs other than Mr. Rembolt. On October 14, 2008, the Board approved a change of control severance agreement for Mr. Rembolt on the same terms and conditions as are included in the agreements with the other NEOs. The specific terms of the agreements are described in detail on page 30 of this proxy statement. The agreements were entered into with the executive officers of the Company after extensive review by the Committee and the Board and negotiation with the officers to replace previously existing employment agreements. Consideration was given to possible inclusion of severance compensation to be paid to the officers in the event of their termination of employment without cause (or for good reason) without regard to the existence of a change of control of the Company. No such provisions were included and severance compensation is payable only following a termination of employment without "cause" or for "good reason" within 2 years following a "change of control" of the Company (as the quoted terms are defined in the severance agreements).

The Committee believes that the change of control severance agreements help ensure the best interests of stockholders by fostering continuous employment of key management personnel. As is the case in many public companies, the possibility of an unsolicited change of control exists. The uncertainty among management that can arise from a possible change of control can result in the untimely departure or distraction of key employees. Reasonable change of control severance agreements reinforce continued attention and dedication of executives to their assigned duties and support the Compensation Committee's objective of retaining high quality executives.

Overall Reasonableness of Compensation

The Committee believes that the Company is achieving its compensation objectives and in particular, rewards executive officers for driving operational success and stockholder value creation. Based on reviews of tally sheets and a pay-for-performance analysis by the Committee, and in light of the Company's compensation objectives, the Compensation Committee and the Board believe that the pay mix and target pay position relative to market for each of the NEOs are reasonable and appropriate.

Fiscal Year 2010 Compensation Decisions

In October 2009, the Committee considered peer group survey data as well as company and individual performance, and the CEO's recommendations for other NEO compensation decisions. Based on the Committee's analysis and review of these considerations, the Committee approved the following base salary and maximum incentive award payout for each of the NEOs:

Executive Officer	Title	FY2010 Base Salary ($)	Base Salary Increase (%)	FY2010 Incentive Bonus Maximum[1] ($)
Garry O. Ridge	Chief Executive Officer	$573,092	0%	$573,092
Jay W. Rembolt	Vice President, Finance and Chief Financial Officer	$222,600	0%	$133,560
Michael J. Irwin	Executive Vice President, Strategic Development	$286,848	0%	$172,109
Michael L. Freeman	Division President, the Americas	$279,990	0%	$167,994
William B. Noble[2]	Managing Director, Europe	$299,364	0%	$179,618

1 The Incentive Bonus Maximum amounts represent the maximum amount of each NEO's annual bonus opportunity under the Company's Performance Incentive program as described in the *Performance Incentive Bonus* section above.

2 Mr. Noble's fiscal year 2010 base salary and incentive bonus maximum amounts are converted from pounds sterling at an average annual exchange rate for fiscal year 2009 of $1.5721 per pound.

During fiscal year 2009, Company management began a comprehensive review of the Performance Incentive Program and equity award practices as applied to all Company employees. Management retained the services of Remedy Compensation Consulting to assist in this process. The Compensation Committee asked its independent compensation consultant, Compensia, to work with Remedy in order to integrate planning and analysis of the Company's incentive bonus and equity compensation plans as they would be applied in the context of the Committee's executive compensation decisions.

For the fiscal year 2010 Performance Incentive Program, the Committee considered and approved changes in the formulas and performance measures to be applied for purposes of calculating the Performance Incentive bonus payouts for the NEOs. For the first level under the Performance Incentive Program, the Committee concluded that management focus should be on top line growth in revenues. For Mr. Freeman and Mr. Noble, the first level performance measure, applicable for 50% of their annual opportunity, will be Segment Revenues for the Americas and Europe, respectively. For their second level, applicable for 30% of their annual opportunity, the performance measure will be a stretch goal based on Segment EBITDA for the Americas and Europe, respectively. The third level, applicable for the remaining 20% of their annual opportunity, will continue to be based on a target for Global EBITDA calculated in the same manner as in prior years.

For Mr. Ridge, Mr. Rembolt and Mr. Irwin, there will be only 2 levels for incentive bonus opportunity, each comprising 50% of their annual opportunity. The performance measure for the first level will be based on Global Revenues. The performance measure for the second level will be the same target for Global EBITDA as is applicable for the third level of opportunity for Mr. Freeman and Mr. Noble.

In considering changes in the Company's equity award practices, the Compensation Committee, acting under authority of the Company's 2007 Stock Incentive Plan, has determined to defer the annual award of equity compensation to employees and executive officers until the December meeting of the Board of Directors.

Other Considerations

Equity Grant Practices

Prior to fiscal year 2009, the Company's historical practice was to approve annual stock option grants at the October meetings of the Committee and the Board. For fiscal year 2009, on October 14, 2008 the Committee recommended an award of 79,084 restricted stock units ("RSUs") to participant employees under the Company's 2007 Stock Incentive Plan. All RSUs are vested over 3 years and provide for issuance of one share for each vested RSU as of the annual vesting date, subject to withholding of shares to satisfy statutory tax withholding obligations. Information relating to the decision to award RSUs instead of stock options is provided in the *Equity Compensation* section above and information regarding RSUs awarded to the NEOs is provided in the Grants of Plan-Based Awards table on page 27 of this proxy statement. Decisions regarding the award of equity compensation for fiscal year 2010 have been deferred to the December meeting of the Compensation Committee.

Rule 10b5-1 Trading Plans and Insider Trading Guidelines

The Company maintains insider trading guidelines, including transaction pre-approval requirements, applicable to officers and directors required to report under Section 16 of the Exchange Act as well as certain other employees who can be expected to have access to material non-public information concerning the Company. The Company's insider trading guidelines also require pre-approval of all trading plans adopted pursuant to Rule 10b5-1 promulgated under the Exchange Act. To avoid the potential for abuse, the Company's policy with respect to such trading plans is that once adopted, trading plans are not subject to change or cancellation. Any such change or cancellation of an approved trading plan by an officer, director or employee covered by the Company's insider trading guidelines in violation thereof will result in the Company's refusal to approve future trading plan requests for that person.

Executive Officer Stock Ownership Guidelines

In December 2007 the Board of Directors approved guidelines for executive officer ownership of the Company's stock. The guidelines specify that each executive officer will be expected to attain, within a period of 5 years from the date of adoption of the guidelines, and to maintain thereafter, equity ownership in the Company valued at not less than one times current base salary for executive officers other than the CEO and two times base salary for the CEO. The CEO's higher required guideline ownership is consistent with the proportionately higher level of overall compensation received by the CEO as compared to the other NEOs, including proportionately higher levels of equity compensation. Valuation for purposes of the guidelines is to be determined at the higher of cost or current fair market value for shares and vested RSUs then held. Vested stock options are valued on a net after tax basis assuming a 45% marginal tax rate on the stock option value equal to the current stock price less the option exercise price. The Board of Directors believes that the stock ownership guidelines will serve to improve alignment of the interests of the executive officers and the Company's stockholders.

Tax Considerations

Section 162(m) of the Internal Revenue Code of 1986 (the "Code") limits the deductibility of compensation payable in any year to the CEO and the four most highly compensated other executive officers. Section 162(m) of the Code generally provides that a publicly-held company cannot deduct compensation paid to its most highly paid executive officers to the extent that such compensation exceeds $1 million per officer. Compensation that is "performance-based" within the meaning of the Code does not count toward the $1 million limit. Compensation to be paid in 2010 to the NEOs pursuant to the WD-40 Company Performance Incentive Plan approved by the stockholders at the Company's 2008 Annual Meeting is intended to qualify as "performance-based" compensation.

While the Compensation Committee attempts to maximize the deductibility of compensation paid to the NEOs, the Committee retains the flexibility necessary to provide total compensation in line with competitive practice, the Company's compensation philosophy, and the interests of stockholders. Therefore, the Company may from time-to-time pay compensation to its executive officers that may not be deductible under Section 162(m).

COMPENSATION COMMITTEE REPORT

The Compensation Committee of WD-40 Company's Board of Directors has reviewed and discussed with management of the Company the Compensation Discussion and Analysis included in this proxy statement and the Company's annual report on Form 10-K for the year ended August 31, 2009 and, based upon that review and discussion, recommended to the board that it be so included.

Compensation Committee
Richard A. Collato, Chair
Peter D. Bewley
Mario L. Crivello
Linda A. Lang

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934 (the "Exchange Act") requires the Company's directors and executive officers, and persons who own more than ten percent of the Company's stock, to file with the Securities Exchange Commission initial reports of stock ownership and reports of changes in stock ownership. Reporting persons are required by SEC regulation to furnish the Company with copies of all Section 16(a) reports they file.

To the Company's knowledge, based solely on review of the copies of such reports furnished to the Company during the last fiscal year and written representations that no other reports were required, all Section 16(a) requirements were complied with by all persons required to report with respect to the Company's stock during the last fiscal year.

EXECUTIVE COMPENSATION

None of the Company's executive officers have employment agreements or other arrangement, whether written or unwritten, providing for a term of employment or compensation for services rendered other than under specific plans or programs described herein.

For fiscal year 2009, the executive officers received a base salary amount established by the Compensation Committee of the Board at the beginning of the fiscal year. In addition, each employee of the Company, including the executive officers, receives bonus compensation under a Performance Incentive Program established at the beginning of the fiscal year by the Company and, for the executive officers, by the Compensation Committee. A complete description of the Performance Incentive Program is provided in the Compensation Discussion and Analysis section under the heading *Performance Incentive Program* on page 16 of this proxy statement. Information regarding the target and maximum potential bonus compensation payable under the Performance Incentive Program for fiscal year 2009 is provided in the Grants of Plan-Based Awards table on page 27 of this proxy statement. The actual payouts under the program for fiscal year 2009 and further details regarding the Performance Incentive Program are provided in the Compensation Discussion and Analysis section of this proxy statement.

The following table shows information for the three (3) fiscal years ended August 31, 2009 concerning the Company's Chief Executive Officer ("CEO"), the Company's Chief Financial Officer ("CFO") and the three most highly compensated executive officers other than the CEO and CFO (collectively, the "Named Executive Officers" or "NEOs").

Summary Compensation Table

Name and Principal Position	Year	Salary	Stock Awards[1]	Option Awards[2]	Non-Equity Incentive Plan Compensation[3]	Change in Pension Value and Nonqualified Deferred Compensation Earnings[4]	All Other Compensation[5]	Total
Garry O. Ridge	2009	$573,092	$366,000	$ 0	$227,956	$ 0	$56,719	$1,223,767
President and Chief Executive Officer	2008	556,400	0	271,012	0	0	63,566	890,978
	2007	535,500	0	158,124	286,634	70,032	55,491	1,105,781
Jay W. Rembolt	2009	$222,600	$160,125	$ 0	$ 53,088	$ 0	$51,393	$ 487,206
Vice President, Finance and Chief	2008	191,558	0	37,618	19,156	0	67,280	315,612
Financial Officer	2007	171,073	0	33,422	45,060	0	57,552	307,107
Michael J. Irwin	2009	$286,848	$160,125	$ 0	$ 55,370	$ 0	$54,468	$ 556,811
Executive Vice President, Strategic	2008	278,493	0	84,591	33,419	0	72,696	469,199
Development	2007	266,500	0	62,630	85,520	33,248	54,669	502,567
Michael L. Freeman	2009	$279,990	$160,125	$ 0	$ 27,906	$ 0	$57,371	$ 525,392
Division President, the Americas	2008	274,500	0	72,251	0	0	70,702	417,453
	2007	266,500	0	53,164	52,020	57,822	52,911	482,417
William B. Noble[6]	2009	$299,364	$160,125	$ 0	$ 89,809	$ 0	$71,878	$ 621,176
Managing Director Europe WD-40	2008	363,780	0	90,256	65,480	0	88,963	608,479
Company (UK) Ltd.	2007	334,900	0	64,997	106,830	80,704	95,029	682,460

1 Stock Awards for fiscal year 2009 are reported as the dollar amount recognized for financial statement reporting purposes in accordance with FAS 123R. Information concerning such awards is set forth in the Grants of Plan-Based Awards table on page 27 of this proxy statement.

2 Option Awards for fiscal years 2007 and 2008 are reported as the dollar amount recognized for financial statement reporting purposes for each fiscal year in accordance with FAS 123R. The assumptions made for purposes of such valuations are set forth in Note 12, *Stock-based Compensation*, to the Company's financial statements included in the Company's annual report on Form 10-K filed on October 16, 2009, which assumptions are incorporated herein by this reference.

3 Amounts reported as Non-Equity Incentive Plan Compensation represent incentive bonus payouts under the Company's Performance Incentive program as described in the narrative preceding the Summary Compensation Table and in the Compensation Discussion and Analysis section of this proxy statement. Threshold, target and maximum payouts for each of the NEOs for fiscal year 2009 are set forth in the Grants of Plan-Based Awards table on page 27 of this proxy statement.

4 Amounts reported as Change in Pension Value and Nonqualified Deferred Compensation Earnings for fiscal year 2007 represent the fiscal year-to-year change in the actuarial present value of the Company's liability with respect to Supplemental Retirement Benefit Plan agreements ("SERP agreements") entered into between the Company and each NEO prior to the termination of their SERP agreements during fiscal year 2008. Such actuarial present values were determined using a weighted-average discount rate of 6.5% and a weighted-average rate of compensation increase of 4%. No adjustment to the calculations was included to account for the probability that no payment obligation would have been incurred unless the NEO were to continue employment with the Company until retirement after reaching age 65. The Company's obligations with respect to the SERP agreements were terminated in exchange for the award of RSUs as discussed more fully in the prior year proxy statement.

5 All Other Compensation for each of the NEOs includes, among other nominal cost benefits, employer profit sharing and matching contributions to the Company's 401(k) Profit Sharing Plan for each NEO other than Mr. Noble and a U.K. retirement benefit for Mr. Noble, and vehicle allowance costs which include lease or depreciation expense, fuel, maintenance and insurance costs for each NEO other than Mr. Noble and a cash allowance and fuel for Mr. Noble. For fiscal year 2009, the profit sharing and matching contributions for each of the NEOs were as follows: Mr. Ridge — $38,725; Mr. Rembolt — $35,033; Mr. Irwin — $37,230; Mr. Freeman — $38,390; and Mr. Noble's retirement cost was $52,601. The vehicle allowance costs for each NEO for fiscal year 2009 were as follows: Mr. Ridge — $17,994; Mr. Rembolt — $16,360; Mr. Irwin — $17,238; Mr. Freeman — $18,981; and Mr. Noble — $19,277.

6 Mr. Noble's Salary, Non-Equity Incentive Plan Compensation and All Other Compensation for each fiscal year have been converted from pounds sterling at average annual exchange rates for the year as follows: for fiscal year 2009 at $1.5721 per pound, for fiscal year 2008 at $2.0059 per pound and for fiscal year 2007 at $1.9603 per pound.

In December 2007, the Company's stockholders approved the WD-40 Company 2007 Stock Incentive Plan (the "Stock Incentive Plan") to authorize the issuance of stock-based compensation awards to employees, directors and consultants. In addition to base salary and the Performance Incentive bonus, for fiscal year 2009 the executive officers received awards of restricted stock units ("RSUs") under the Stock Incentive Plan. The RSUs provide for vesting over a period of 3 years from the grant date. 34% of the RSUs will vest on the first vesting date and 33% of the RSUs will vest on each of the second and third vesting date. Shares of the Company's common stock equal to the number of vested RSUs will be issued as of the vesting date. The vesting date each year will be the 3rd business day following the release of the Company's annual earnings for the preceding fiscal year, but not later than November 15. Payment of required withholding taxes due with respect to the vesting of the RSUs, if any, will be covered through withholding of shares by the Company. The Company will issue a net number of shares for the vested RSUs after withholding shares having a value as of the vesting date equal to the required withholding tax obligation. Information concerning the award of RSUs to the executive officers is provided in the Grants of Plan-Based Awards table below.

The following table also contains information with respect to Performance Incentive bonus payouts awarded for fiscal year 2009 as described in the Compensation Discussion and Analysis section under the heading *Performance Incentive Program* on page 16 of this proxy statement. The table provides threshold, target and maximum payout information relating to the Company's fiscal year 2009 Performance Incentive Program.

GRANTS OF PLAN-BASED AWARDS
Fiscal Year 2009

		Estimated Future Payouts Under Non-Equity Incentive Plan Awards[1]			All Other Stock Awards: Number of Shares of Stock or Units[2]	Grant Date Fair Value of Stock and Option Awards[3]
Name	Grant Date	Threshold ($)	Target ($)	Maximum ($)	(#)	($)
Garry O. Ridge	10/14/08	$1	$286,546	$573,092	12,000	$366,000
Jay W. Rembolt	10/14/08	$1	$ 66,780	$133,560	5,250	$160,125
Michael J. Irwin	10/14/08	$1	$ 86,055	$172,109	5,250	$160,125
Michael L. Freeman	10/14/08	$1	$ 83,997	$167,994	5,250	$160,125
William B. Noble[4]	10/14/08	$1	$ 89,809	$179,618	5,250	$160,125

1 The Estimated Future Payouts Under Non-Equity Incentive Plan Awards represent Threshold, Target and Maximum payouts under the Company's Performance Incentive program for bonuses payable for fiscal year 2009 performance. The Target amount represents that portion of the bonus opportunity for each NEO other than the CEO and CFO that is based on attainment of identified performance goals for the first two levels of the Performance Incentive program and for the CEO and CFO, for the first level (as more fully discussed in the Compensation Discussion and Analysis section of this proxy statement). The Maximum amount represents the bonus opportunity for each NEO that assumes receipt of the full Target amount by such NEO and attainment by the Company of a level of Global EBITDA sufficient to maximize such payouts under the third level of the Performance Incentive program formula applicable to all employees.

2 Stock awards represent RSUs as described in the narrative preceding the table.

3 The grant date fair value of $30.50 per unit for RSUs awarded to each NEO is equal to the closing price of $32.46 for the Company's shares as of the grant date of October 14, 2008, discounted by $1.96 which represents the present value of the expected dividends during the vesting period that would not be received by the award recipient.

4 The Target and Maximum amounts for Mr. Noble's Estimated Future Payouts Under Non-Equity Incentive Plan Awards have been converted from pounds sterling at an average annual exchange rate for fiscal year 2009 of $1.5721 per pound.

The following table provides detailed information concerning the unexercised stock options and restricted stock units ("RSUs") that were not vested as of the end of the last fiscal year for each of the Named Executive Officers.

OUTSTANDING EQUITY AWARDS
At 2009 Fiscal Year End

	Option Awards				Stock Awards[1]	
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number Of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)
Garry O. Ridge					15,922	$429,576
	30,000	0	$ 27.56	9/24/12		
	30,000	0	29.30	9/23/13		
	12,000	0	27.67	10/19/14		
	24,000	0	27.27	10/18/15		
	23,450	11,550	35.99	10/17/16		
	20,400	39,600	36.03	10/16/17		
Total	**139,850**	**51,150**			**15,922**	**$429,576**
Jay W. Rembolt					5,250	$141,645
	3,000	0	$ 23.50	9/28/09		
	4,000	0	20.813	9/26/10		
	3,500	0	19.65	6/05/11		
	5,000	0	20.75	9/25/11		
	5,000	0	27.56	9/24/12		
	5,000	0	29.30	9/23/13		
	5,000	0	27.67	10/19/14		
	5,000	0	27.27	10/18/15		
	3,350	1,650	35.99	10/17/16		
	2,095	4,065	36.03	10/16/17		
Total	**40,945**	**5,715**			**5,250**	**$141,645**
Michael J. Irwin					7,897	$213,061
	20	0	$ 23.50	9/28/09		
	10,000	0	20.75	9/25/11		
	10,000	0	27.56	9/24/12		
	10,000	0	29.30	9/23/13		
	9,000	0	27.67	10/19/14		
	9,000	0	27.27	10/18/15		
	6,700	3,300	35.99	10/17/16		
	5,984	11,616	36.03	10/16/17		
Total	**60,704**	**14,916**			**7,897**	**$213,061**
Michael L. Freeman					7,897	$213,061
	10,000	0	$ 20.75	9/25/11		
	10,000	0	27.56	9/24/12		
	10,000	0	29.30	9/23/13		
	5,000	0	27.67	10/19/14		
	9,000	0	27.27	10/18/15		
	6,700	3,300	35.99	10/17/16		
	4,318	8,382	36.03	10/16/17		
Total	**55,018**	**11,682**			**7,897**	**$213,061**

1 Stock Awards represent RSUs awarded to the NEOs other than Mr. Rembolt on March 25, 2008 that were not vested as of the fiscal year end and RSUs awarded to all NEOs on October 14, 2008. The Market Value of the RSUs at fiscal year end was $26.98 per unit, determined by reference to the closing price for the Company's common stock as of August 31, 2009.

Name	Option Awards				Stock Awards[1]	
	Number of Securities Underlying Unexercised Options (#) Exercisable	Number Of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)
William B. Noble					7,897	$213,061
	600	0	$27.56	9/24/12		
	10,000	0	29.30	9/23/13		
	5,200	0	27.67	10/19/14		
	9,000	0	27.27	10/18/15		
	6,700	3,300	35.99	10/17/16		
	6,800	13,200	36.03	10/16/17		
Total	**38,300**	**16,500**			**7,987**	**$213,061**

1 Stock Awards represent RSUs awarded to the NEOs other than Mr. Rembolt on March 25, 2008 that were not vested as of the fiscal year end and RSUs awarded to all NEOs on October 14, 2008. The Market Value of the RSUs at fiscal year end was $26.98 per unit, determined by reference to the closing price for the Company's common stock as of August 31, 2009.

The following table sets forth the number of shares acquired on exercise of stock options in the Company's last fiscal year and the aggregate dollar value realized on exercise of such stock options for the Named Executive Officers. The table also sets forth the number of shares acquired upon vesting of restricted stock units ("RSUs") in the Company's last fiscal year and the aggregate dollar value realized with respect to such vested RSUs.

OPTION EXERCISES AND STOCK VESTED
Fiscal Year 2009

Name	Option Awards		Stock Awards	
	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise[1] ($)	Number of Shares Acquired on Vesting[2] (#)	Value Realized on Vesting[3] ($)
Garry O. Ridge	20,000	$210,973	1,962	$46,715
Jay W. Rembolt	0	$ 0	0	$ 0
Michael J. Irwin	0	$ 0	1,324	$31,524
Michael L. Freeman	0	$ 0	1,324	$31,524
William B. Noble	4,800	$ 51,984	1,324	$31,524

1 The Value Realized on Exercise is calculated by subtracting the aggregate exercise price for the shares acquired upon exercise of the options from the fair market value price of such shares as of the date of exercise. The fair market value price of each share at exercise is the actual trade price for the share if sold in a cashless exercise transaction, otherwise by the closing price as of the date of exercise.

2 The Number of Shares Acquired on Vesting for each executive officer represents RSUs that became vested on March 25, 2009 but will not be settled in shares of the Company's common stock until following termination of the executive officer's employment.

3 The Value Realized on Vesting is calculated based on the number of vested RSUs multiplied by the closing price of $23.81 for the Company's common stock on March 25, 2009, the date of vesting.

Supplemental Death Benefit Plans and Supplemental Insurance Benefits

The Company maintains Supplemental Death Benefit Plans for NEOs other than Mr. Rembolt and Mr. Noble. The Company maintains an equivalent supplemental life insurance benefit for Mr. Noble. Under the death benefit plan agreements, the NEO's designated beneficiary or the NEO's estate will receive a death benefit equal to the NEO's then current base salary in the event of death prior to retirement from the Company. All NEOs also have life insurance benefits offered to all employees of the Company or, in the case of Mr. Noble, to all employees of the Company's U.K. subsidiary.

The death benefits under the Supplemental Death Benefit Plans are not formally funded but the Company has purchased key man life insurance polices owned by the Company to cover its benefit obligations. The Board of Directors has determined which key employees participate in the plans and the amount of the benefit payable for each participant. Non-employee directors do not have death benefit plan agreements.

Based upon current 2010 base salaries, the supplemental death benefits provided to the NEOs are set forth in the following table.

Name	Death Benefit
Garry O. Ridge	$573,092
Michael J. Irwin	$286,848
Jay W. Rembolt	$ 0
Michael L. Freeman	$279,990
William B. Noble	$299,364

Change of Control Severance Agreements

Each executive officer serves in office at the pleasure of the Board of Directors. On February 14, 2006, the Company entered into Change of Control Severance Agreements ("Severance Agreements") with each of the executive officers named in the Summary Compensation Table above with the exception of Mr. Rembolt. On October 16, 2008 the Company entered into a Severance Agreement with Mr. Rembolt. The Severance Agreements provide that each executive officer will receive certain severance benefits if he is terminated without "Cause" or resigns for "Good Reason", as those terms are defined in the Severance Agreements, within two years after a "Change of Control" as defined in the Severance Agreements and summarized below. If the executive officer's employment is terminated during the aforementioned two-year period by the Company without Cause or by the executive officer for Good Reason, the executive officer will be entitled to a lump sum payment (subject to limits provided by reference to Section 280G of the Internal Revenue Code which limits the deductibility of certain payments to executives upon a change in control) of twice the executive officer's salary, calculated based on the greater of the executive officer's then current annual salary or a 5-year average, plus twice the executive officer's bonus compensation, calculated based on the greater of the most recent annual bonus compensation or a 5-year average. Further, any of the executive officer's stock options and other equity incentive benefits that are not then fully vested will be accelerated and vested in full following such termination of employment within such two-year period and the executive officer will be entitled to continuation of health and welfare benefits under the Company's then existing benefit plans or equivalent benefits. No employment rights or benefits other than the change of control severance benefits are provided by the Severance Agreements.

For purposes of the Severance Agreements and subject to the express provisions and limitations contained therein, Change of Control means a transaction or series of transactions by which a person or persons acting together acquire more than 30% of the Company's outstanding shares; a change in a majority of the incumbent members of the Company's board of directors as specified in the Severance Agreements, a reorganization, merger or consolidation as specified in the Severance Agreements or a sale of substantially all of the assets or complete liquidation of the Company. As specified more particularly in the Severance Agreements, Change of Control does not include a reorganization, merger or consolidation or a sale or liquidation where a majority of incumbent members of the board of directors continue in office and more than 60% of the Company's pre-transaction shareholders continue to maintain control of the resulting or successor company.

The Severance Agreements have a term of two years, subject to automatic renewal for successive two year periods unless notice of non-renewal is provided by the Company's board of directors not less than six months prior to the end of the current term. The term of the Severance Agreements will be automatically extended for a term of two years following any Change of Control.

The following table sets forth amounts payable to each of the NEOs pursuant to their respective Severance Agreements on the assumption that the employment of each NEO is terminated without Cause or otherwise for Good Reason effective as of the end of the Company's fiscal year 2009 following a Change of Control as provided for in the Severance Agreements. The table also includes the value, as of the end of the fiscal year, of unvested stock options and restricted stock units ("RSUs") for which vesting would be accelerated upon termination of employment under such circumstances.

Name	Severance Pay and Welfare Benefits[1]	Accelerated Vesting of RSUs and Stock Options[2]
Garry O. Ridge	$1,438,911	$429,576
Jay W. Rembolt	$ 512,450	$141,645
Michael J. Irwin	$ 669,472	$213,061
Michael L. Freeman	$ 653,606	$213,061
William B. Noble	$ 902,237	$213,061

1 For each NEO other than Mr. Ridge and Mr. Freeman, Severance Pay and Welfare Benefits includes 2 times the reported fiscal year 2009 Salary and 2 times the reported fiscal year 2008 Non-Equity Plan Compensation from the Summary Compensation Table above plus an estimate of the Company's cost to provide 2 years of continuation coverage under the Company's welfare and benefit plans. For Mr. Ridge and Mr. Freeman, the total includes 2 times their respective five year average bonus compensation amounts for the years from 2004 through 2008. The estimated 2 year cost for such continuation coverage is $13,113 for Mr. Ridge; $28,938 for Mr. Rembolt, Mr. Irwin and Mr. Freeman; and $7,339 for Mr. Noble.

2 The value included for accelerated vesting of RSUs equals the value of the RSUs that were not vested at $26.98 for each RSU based on the closing price for the Company's common stock as of August 31, 2009. No value for accelerated vesting of stock options is included since all unexercisable stock options have an exercise price that is greater than $26.98, the closing price for the Company's common stock as of August 31, 2009.

ITEM NO. 2

RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee of the Board of Directors has appointed PricewaterhouseCoopers LLP as the independent registered public accounting firm for the Company to audit the consolidated financial statements of the Company for fiscal year 2010. Although ratification by stockholders is not required by law, the Audit Committee has determined that it is desirable to request ratification of this selection by the stockholders. Notwithstanding its selection, the Audit Committee, in its discretion, may appoint a new independent registered public accounting firm at any time during the year if the Audit Committee believes that such a change would be in the best interests of the Company and its stockholders. If the stockholders do not ratify the appointment of PricewaterhouseCoopers LLP, the Audit Committee may reconsider its selection.

A majority of the votes of the common stock present or represented at the meeting is required for approval. Broker non-votes will be voted in favor of approval. PricewaterhouseCoopers LLP acted as the Company's independent registered public accounting firm during the past fiscal year and, unless the Audit Committee appoints new independent accountants, PricewaterhouseCoopers LLP will continue to act in such capacity during the current fiscal year. It is anticipated that a representative of Pricewaterhouse-Coopers LLP will attend the Annual Meeting of Stockholders, will have an opportunity to make a statement if he or she desires to do so and will be available to respond to appropriate questions.

The Audit Committee's policy is to pre-approve all audit and permissible non-audit products and services provided by the independent registered public accounting firm. These products and services may include audit services, audit-related services, tax services, software and other products or services. Pre-approval is generally provided for up to one year and any pre-approval is detailed as to the particular service or category of services and is generally subject to a specific budget. The independent accountants and management are required to periodically report to the Audit Committee regarding the extent of services provided by the independent accountants in accordance with this pre-approval, and the fees for the services performed to date. The Audit Committee may also pre-approve particular services on a case-by-case basis. The possible effect on the independence of the accountants is considered by the Audit Committee. There is no direct or indirect understanding or agreement that places a limit on current or future years' audit fees.

Audit Fees

PricewaterhouseCoopers LLP has provided audit services to the Company for each of the past two fiscal years. Audit fees consist of fees for professional services rendered for the audit of the Company's consolidated annual financial statements and review of the interim consolidated financial statements included in quarterly reports and services that are normally provided by Pricewaterhouse-Coopers LLP in connection with statutory and regulatory filings or engagements. The aggregate fees billed to the Company by PricewaterhouseCoopers LLP for audit services performed for the Company for the past two fiscal years were $877,000 for the year ended August 31, 2008 and $743,700 for the year ended August 31, 2009.

Audit-Related Fees

Audit-related services consist of assurance and related services that are reasonably related to the performance of the audit or review of the Company's consolidated financial statements and are not reported under "Audit Fees." No audit-related services were provided during the fiscal year ended August 31, 2008 and the aggregate fees billed to the Company by PricewaterhouseCoopers LLP for audit-related services were $6,862 for the year ended August 31, 2009.

Tax Fees

PricewaterhouseCoopers LLP has not provided tax compliance, tax advice, and tax planning services to the Company for either of the past two fiscal years.

All Other Fees

PricewaterhouseCoopers LLP provided access to online research reference materials for the fiscal year ending August 31, 2008 and August 31, 2009. The aggregate fees billed to the Company by PricewaterhouseCoopers LLP for other services performed for the Company for the past two fiscal years were $3,000 for the year ended August 31, 2008 and $3,000 for the year ended August 31, 2009.

STOCKHOLDER PROPOSALS

Stockholder proposals must be received by the Company no sooner than May 1, 2010 and not later than June 30, 2010 to be included in the Proxy Statement and form of Proxy for the next annual meeting. Any proposal submitted outside of these dates will be considered untimely in order to be considered at the Company's 2010 Annual Meeting of Stockholders in accordance with the Company's Bylaws.

By Order of the Board of Directors
Maria M. Mitchell
Secretary

Dated: October 28, 2009

IT IS IMPORTANT THAT PROXIES BE RETURNED PROMPTLY. THEREFORE, STOCKHOLDERS ARE URGED TO FILL IN, SIGN AND RETURN THE ACCOMPANYING FORM OR FORMS OF PROXY IN THE ENCLOSED ENVELOPE

[THIS PAGE INTENTIONALLY LEFT BLANK]

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended August 31, 2009

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to .

Commission File Number: 000-06936

WD-40 COMPANY
(Exact name of registrant as specified in its charter)

Delaware	**95-1797918**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
1061 Cudahy Place, San Diego, California	**92110**
(Address of principal executive offices)	(Zip code)

Registrant's telephone number, including area code: (619) 275-1400

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, $0.001 par value	The NASDAQ Stock Market, LLC

Securities registered pursuant to Section 12(g) of the Act:

Title of each class

None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer", "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐ Accelerated filer ☒ Non-accelerated filer ☐ Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value (closing price) of the voting stock held by non-affiliates of the registrant as of February 28, 2009 was approximately $382,556,000.

As of October 12, 2009, there were 16,547,081 shares of the registrant's common stock outstanding.

Documents Incorporated by Reference:

The Proxy Statement for the annual meeting of stockholders on December 8, 2009 is incorporated by reference into Part III, Items 10 through 14 of this Annual Report on Form 10-K.

WD-40 COMPANY

ANNUAL REPORT ON FORM 10-K

For the
Fiscal Year Ended August 31, 2009

TABLE OF CONTENTS

PART I

As used in this report, the terms "we," "our," "us" and "the Company" refer to WD-40 Company and its wholly-owned subsidiaries, unless the context suggests otherwise. Amounts and percents in tables and discussions may not total due to rounding.

Item 1. Business

Overview

WD-40 Company is a global consumer products company dedicated to delivering unique, high value and easy-to-use solutions for a wide variety of maintenance needs of "doer" and "on-the-job" users by leveraging and building the brand fortress of the Company. The Company was founded in 1953 and its headquarters are in San Diego, California. For more than four decades, the Company sold only one product, WD-40®, a multi-purpose product which acts as a lubricant, rust preventative, penetrant, cleaner and moisture displacer. Over the years, the Company has developed the WD-40 product and acquired several brands worldwide as part of its strategy to build a fortress of brands that deliver a unique high value to end users.

In fiscal year 1996, the Company acquired the 3-IN-ONE® brand of general purpose and specialty maintenance products. The acquisition of the 3-IN-ONE brand provided the Company with an existing network of distribution in 17 countries, including several markets in which the WD-40 brand had not been sold. The Company used this distribution network to introduce the WD-40 brand to these markets and to add distribution channels in some of the markets that had been previously established.

In fiscal year 1999, the Company acquired the Lava® brand of heavy-duty hand cleaners, which is more than 100 years old and is well recognized by U.S. consumers. When the Lava brand was acquired, the Company identified that the Lava consumer and the WD-40 consumer shared similar characteristics. At the time of acquisition, the brand consisted of two sizes of bar soap and one size of liquid cleaner. Prior to the Company's acquisition, the brand had been sold in a limited number of domestic trade channels, notably supermarkets and drug stores. Because of its heavy-duty characteristics, the Lava brand also has appeal to consumers who shop in hardware, automotive and mass retail chains.

In fiscal year 2001, the Company acquired the business, brand trademarks, patents and other tangible and intangible assets known as Global Household Brands. The acquisition included three principal brand trademarks, 2000 Flushes® automatic toilet bowl cleaners, X-14® automatic toilet bowl cleaners and hard surface cleaners and Carpet Fresh® rug and room deodorizers. The acquisition was made to move the Company forward in its fortress of brands strategy, while also providing economies of scale in sales, manufacturing, and administration. The Global Household Brands' broker network and grocery business, combined with the Company's do-it-yourself distribution, gave the Company growth potential for all brands across new trade channels.

Also in fiscal year 2001, the Company acquired the Solvol® brand of heavy-duty hand cleaners in Australia. The Company extended the brand by introducing liquid products, a benefit from the technology obtained in the acquisition of the Lava brand.

In fiscal year 2002, the Company completed the acquisition of the business, worldwide brand trademarks and other intangible assets of Heartland Corporation ("Heartland"). The principal brand acquired by the Company was the Spot Shot® brand, whose primary product was a carpet stain remover. The acquisition of this brand expanded the Company's product offerings for homecare and cleaning products. The acquisition also included related Spot Shot products and a group of developing brands, which were subsequently sold to former employees of Heartland.

In fiscal year 2004, the Company purchased the 1001® line of carpet and household cleaners in the United Kingdom ("U.K."). The Company acquired this line of products to gain a presence in the U.K. market and to facilitate an introduction of the Company's Spot Shot and Carpet Fresh brand formulations through the use of an existing brand currently recognized by market consumers.

The Company is focused on and committed to innovation and renovation. The Company sees innovation and renovation as important factors to the long-term growth of its brands, and it intends to continue to work on future product, packaging and promotional innovations and renovations. The Company is also focused on expanding its current brands in existing markets with new product development. In fiscal year 2003, a new-product development team, known as Team Tomorrow, was created to support new product development and current product improvement for all of the Company's brands. Since its inception, Team Tomorrow has made an innovation impact on most of the Company's fortress of brands. Key innovations for the Company's multi-purpose maintenance products include WD-40 Smart Straw®, WD-40 No-Mess Pen™, WD-40 Trigger Pro™, 3-IN-ONE No-Rust Shield™ and 3-IN-ONE Professional Garage Door Lube with Smart Straw™. In addition, the Company plans to launch a new product, Blue Works™, targeted towards the industrial channel in the U.S. during fiscal year 2010. Innovations under the Company's homecare and cleaning products category include a non-aerosol Spot Shot trigger product, Spot Shot Pet Instant Carpet Stain & Odor Eliminator™, which is a "green," non-toxic, biodegradable product; a four month anti-bacterial automatic toilet bowl cleaner ("ATBC") under the 2000 Flushes brand; and a mildew stain remover under the X-14 brand. Additionally, Carpet Fresh and No Vac® products and formulations developed by Team Tomorrow have been launched internationally.

The Company's strategic initiatives include: (i) expanding geographically in countries where end users continue to benefit from using the WD-40 brand; (ii) maximizing its position in the multi-purpose maintenance products segment by diverting a significant amount of its research and development resources from its homecare and cleaning products to its multi-purpose maintenance products and adjacent categories; (iii) developing its business through acquisitions, joint ventures and/or other strategic partnerships; and (iv) exploring the opportunities for the WD-40 brand and gaining a better understanding of consumer needs and how the brand can meet those needs.

The Company's brands are sold in various locations around the world. Multi-purpose maintenance products are sold worldwide in markets such as North, Central and South America, Asia, Australia and the Pacific Rim, Europe, the Middle East and Africa. Homecare and cleaning products are sold primarily in North America, the U.K., Australia and the Pacific Rim.

Financial Information About Operating Segments

The Company's operating segments are determined consistent with the way management organizes and evaluates financial information internally for making operating decisions and assessing performance. The Company is organized on the basis of geographical area into the following segments: the Americas, Europe and Asia-Pacific.

The Company's management reviews product performance on the basis of revenue, which comes from its two product categories—multi-purpose maintenance products and homecare and cleaning products. The Company sells its products primarily through mass retail and home center stores, warehouse club stores, grocery stores, hardware stores, automotive parts outlets and industrial distributors and suppliers. The financial information required by this item is included in Note 14 – Business Segments and Foreign Operations of the Company's consolidated financial statements, included in Item 15 of this report, and in "Management's Discussion and Analysis of Financial Condition and Results of Operations", included in Item 7 of this report.

Products

Multi-Purpose Maintenance Products

The WD-40 brand is a market leader among multi-purpose maintenance products and is sold as an aerosol spray, a non-aerosol trigger spray and in liquid form through retail chain stores, hardware stores, warehouse club stores, automotive parts outlets and industrial distributors and suppliers. WD-40 is sold worldwide in markets such as North, Central and South America, Asia, Australia and the Pacific Rim, Europe, the Middle East and Africa. WD-40 has a wide variety of consumer uses in, for example, household, marine, automotive, construction, repair, sporting goods and gardening applications, in addition to numerous industrial applications.

The 3-IN-ONE brand consists of multi-purpose drip oil and spray lubricant products, as well as other specialty maintenance products. The drip oil is an entry-level lubricant with unique spout options that allow precise applications for small mechanisms and assemblies, tool maintenance and threads on screws and bolts. 3-IN-ONE Oil is the market share leader among drip oils for household consumers. It also has wide industrial applications in such areas as locksmithing, HVAC, marine, farming, construction and jewelry manufacturing. In addition to the drip oil line of products, the 3-IN-ONE brand also includes a professional line of products known as 3-IN-ONE Professional, which is a line of high quality, great value multi-purpose maintenance products. The high quality of the 3-IN-ONE brand and its established distribution network have enabled these products to gain international acceptance. 3-IN-ONE products are sold primarily in the U.S., Europe, Canada, Latin America, Australia and Asia.

Homecare and Cleaning Products

The X-14 brand is a line of quality products designed for unique cleaning needs, from quick touch-ups to deep cleaning. X-14 is sold as a liquid mildew stain remover and two types of automatic toilet bowl cleaners. X-14 is sold primarily in the U.S. through grocery and mass retail channels.

The 2000 Flushes brand is a line of long-lasting automatic toilet bowl cleaners. 2000 Flushes is sold primarily in the U.S. and Canada through grocery and mass retail channels.

The Carpet Fresh brand includes powder and aerosol foam products. Carpet Fresh is sold primarily through grocery and mass retail channels in the U.S., U.K and Australia. In the U.K., Carpet Fresh is sold under the 1001 brand name. In Australia, Carpet Fresh is sold under the No Vac brand name.

The Spot Shot brand is sold as an aerosol carpet stain remover, a liquid trigger carpet stain and odor eliminator and a multi-purpose foam cleaner. The brand also includes environmentally friendly products such as Spot Shot Instant Carpet Stain & Odor Eliminator™ and Spot Shot Pet Instant Carpet Stain & Odor Eliminator which are non-toxic and biodegradable. Spot Shot products are sold primarily through grocery and mass retail channels, warehouse club stores and hardware and home center stores in the U.S. and Canada. Spot Shot products are also sold in the U.K. under the 1001 brand name.

The 1001 brand includes various homecare and cleaning products and is sold primarily through mass retail, grocery and home center stores in the U.K. The brand was acquired to introduce the Company's other homecare and cleaning product formulations under the 1001 brand in order to expand the Company's homecare and cleaning products business into the U.K. market. During fiscal year 2004, the Carpet Fresh and Spot Shot brands were introduced under the 1001 brand in the U.K. The Carpet Fresh No Vac formula was one of the first aerosol rug and room deodorizers in the U.K. market.

The Lava and Solvol brands consist of heavy-duty hand cleaner products which are sold in bar soap and liquid form through hardware, grocery, industrial, automotive and mass retail channels. Lava is sold primarily in the U.S., while Solvol is sold exclusively in Australia.

Financial information about operating segments and product lines appears in Note 14 – Business Segments and Foreign Operations of the Company's consolidated financial statements, which are included in Item 15 of this report.

Sources and Availability of Components and Raw Materials

The Company relies on a limited base of suppliers for the primary components and raw materials for its products. The Company's primary components and raw materials include aerosol cans and petroleum-based products, which are manufactured from commodities that are subject to volatile price changes. The availability of these components and raw materials is affected by a variety of supply and demand factors, including global market trends, plant capacity decisions and natural disasters. The Company expects these components and raw materials to continue to be readily available in the future, although the Company is exposed to volatile price changes.

Research and Development

The Company recognizes the importance of innovation and renovation to its long-term success and is focused on and committed to research and new product development activities. The Company's new-product development team, Team Tomorrow, engages in consumer research, product development, current product improvement and testing activities, and also leverages its development capabilities by partnering with a network of outside resources including the Company's current and prospective outsource suppliers. The Company incurred research and development expenses of $4.8 million, $3.6 million and $3.8 million in fiscal years 2009, 2008 and 2007, respectively. None of this research activity was customer-sponsored.

Seasonality

Historically the Company achieved its highest quarterly sales levels during the fourth quarter of its fiscal year. These patterns were largely reflective of the customers' seasonal purchasing patterns, as well as the timing of the Company's promotional activities. Due to new product introductions and international sales growth, we did not experience such trends during fiscal years 2009, 2008 or 2007, and such trends may not exist in future years.

Manufacturing

The Company outsources the manufacturing of its finished products to various suppliers, or contract manufacturers. The Company uses contract manufacturers in the United States, Canada, Brazil, Argentina, United Kingdom, Australia, China, South Korea and India. Although the Company does not typically have any definitive minimum purchase obligations included in the contract terms with contract manufacturers, supply needs are communicated, and the Company is committed to purchase the products manufactured based on orders and short-term projections provided to the contract manufacturers. In addition, the Company has expanded its manufacturer sourcing outside of its traditional contract manufacturing and distribution model in order to support recent product introductions.

Significant Customer

Wal-Mart Stores, Inc. is a significant U.S. mass retail customer and offers a variety of the Company's products. Sales to U.S. Wal-Mart stores accounted for approximately 7 percent of the Company's consolidated net sales in each of fiscal years 2009 and 2008, and approximately 9 percent of the Company's consolidated net sales in fiscal year 2007. Excluding sales to U.S. Wal-Mart stores, sales to affiliates of Wal-Mart worldwide accounted for approximately 3 percent of the Company's consolidated net sales for fiscal years 2009 and 2008 and 4 percent of the Company's consolidated net sales for fiscal year 2007. Accounts receivable from Wal-Mart stores and its affiliates accounted for approximately 9 percent and 8 percent of the Company's accounts receivable at August 31, 2009 and 2008, respectively.

Order Backlog

Order backlog is not a significant factor in the Company's business.

Competition

The market for the Company's products, especially its homecare and cleaning products, is highly competitive and is expected to be increasingly competitive in the future. The Company's products compete both within their own product classes as well as within product distribution channels, competing with many other products for store placement and shelf space. Competition in international markets varies by country. The Company is aware of many competing products, some of which sell for lower prices or are produced and marketed by companies with greater financial resources than those of the Company. The Company relies on the awareness of its brands among consumers, the value offered by those brands as perceived by consumers, product innovation and renovation and its multiple channel distributions as its primary strategies. New products typically encounter intense competition, which may require substantial advertising and promotional support. When or if a new product achieves consumer acceptance, ongoing advertising and promotional support may be required to maintain its relative market position.

Trademarks and Patents

The Company owns numerous patents, but relies primarily upon its established trademarks, brand names and marketing efforts, including advertising and sales promotion, to compete effectively. The WD-40, 3-IN-ONE, Lava, Solvol, X-14, 2000 Flushes, Carpet Fresh and No Vac, Spot Shot and 1001 trademarks are registered in various countries throughout the world.

Employees

At August 31, 2009, the Company employed 312 people worldwide: 141 by the United States parent corporation, 5 of whom are based in the Malaysian regional office; 9 by the Canadian subsidiary; 113 by the U.K. subsidiary, including 57 in the U.K., 18 in both Germany and France, 13 in Spain and 7 in Italy; 14 by the Australian subsidiary; 33 by the Chinese subsidiary; and 2 by WD-40 Manufacturing Company, the Company's manufacturing subsidiary.

Financial Information About Foreign and Domestic Operations

For detailed information about the Company's foreign and domestic operations, including net sales and total assets by reportable segment, refer to Note 14 – Business Segments and Foreign Operations of the notes to the consolidated financial statements, included in Item 15 of this report.

Access to SEC Filings

The Company's Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and any amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, are available through the Investors section of the Company's website at www.wd40company.com. These reports can be accessed free of charge from the Company's website as soon as reasonably practicable after the Company electronically files such materials with, or furnishes them to, the Securities and Exchange Commission ("SEC"). Information contained on the Company's website is not included as a part of, or incorporated by reference into, this report.

Interested readers may also read and copy any materials that the Company files at the SEC Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Readers may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an internet site (www.sec.gov) that contains the Company's reports.

Item 1A. Risk Factors

The following risks and uncertainties, as well as other factors described elsewhere in this report or in other SEC filings by the Company, could adversely affect the Company's business, financial condition and results of operations.

Price increases in finished goods, components, raw materials, transportation and other necessary supplies or services could harm the Company's results of operations.

Increases in the cost of finished goods, components and raw materials and increases in the cost of transportation and other necessary services may harm the Company's results of operations. Petroleum-based products and aerosol cans, from which WD-40 and 3-IN-ONE are manufactured, have had significant price volatility in the past, and may in the future. Fluctuations in oil prices also have impacted the Company's cost of transporting its products. As component and raw material costs are the main contribution to cost of goods sold for all of the Company's products, any significant fluctuation in the costs of components and raw materials could also have a material impact on the gross margins realized on the Company's products. Specifically, aerosol can prices are exposed to fluctuations resulting from general supply and demand economics; therefore, any significant increase or decrease in the supply and demand of steel could have a significant impact on the costs of purchasing cans and the Company's cost of goods. In the event there is significant price volatility or raw material and/or component cost increases, the Company may not be able to maintain, or may choose not to maintain, its gross margins by raising its product sales prices. Should the Company choose to increase product sales prices, such increases may adversely affect demand and unit sales. Increases in the prices for raw materials and components could have a material adverse effect on the Company's business, financial condition and results of operations.

Reliance on a limited base of third-party contract manufacturers and logistics providers may result in disruption to the Company's business.

The Company relies on a limited number of third-party contract manufacturers for the production of its finished goods and third-party logistics providers for the distribution of its products to customers. The Company does not have direct control over the management or business of these third-party contract manufacturers and logistics providers, except indirectly through terms as negotiated in contracts with such third parties. Should the terms of doing business with the Company's primary contract manufacturers and/or logistics providers change, the Company's business may be disrupted which could have an adverse effect on the Company's business, financial condition and results of operations.

Reliance on a limited base of suppliers of raw materials and components may result in disruption to the Company's business.

The Company relies on a limited number of suppliers, including sole suppliers for certain of its raw materials, packaging, product components and other necessary supplies. If the Company is unable to maintain supplier arrangements and relations or if it is unable to contract with suppliers at the quantity and quality levels needed for its business, the Company could experience disruptions in production and its financial results could be adversely affected.

The Company faces intense competition in its markets, which could lead to reduced profitability.

The Company faces intense competition from consumer products companies, both in the U.S. and in its international markets. Most of the Company's products compete with other widely advertised brands within each product category and with "private label" brands and "generic" non-branded products of grocery chains and wholesale cooperatives in certain categories, which typically are sold at lower prices. The Company also encounters competition from similar and alternative products, many of which are produced and marketed by major multinational or national companies.

The Company's products generally compete on the basis of product performance, brand recognition, price, quality or other benefits to consumers. Advertising, promotion, merchandising and packaging also have a significant impact on consumer purchasing decisions. A newly introduced consumer product (whether improved or newly developed) usually encounters intense competition requiring substantial expenditures for advertising, sales promotion and trade merchandising. If a product gains consumer acceptance, it normally requires continued advertising, promotional support and product improvements to maintain its relative market position.

Some of the Company's competitors are larger and have financial resources greater than those of the Company. These competitors may be able to spend more aggressively on advertising and promotional activities, introduce competing products more quickly and respond more effectively to changing business and economic conditions than the Company can. In addition, the Company's competitors may attempt to gain market share by offering products at sales prices at or below those typically offered by the Company.

Competitive activity may require the Company to increase its spending on advertising and promotions or reduce sales prices and may lead to reduced profit margins or a loss of market share, either of which could have a material adverse effect on the Company's business, financial condition and results of operations. There can be no assurance that the Company will be able to compete successfully against current and future competitors or that competitive pressures faced by the Company will not have a material adverse effect on its business, financial condition and results of operations.

Sales volume growth may be difficult to achieve.

The Company's ability to achieve sales volume growth will depend on its ability to drive growth through innovation, investment in its established brands, enhanced merchandising, its ability to capture market share from competitors and/or its ability to acquire additional brands. During each of the last several fiscal years, the Company increased sales prices on a majority of its product portfolio in response to increased costs for components and raw materials. Sales price increases may slow sales volume growth or create declines in volume in the short term as customers adjust to sales price increases. If the Company is unable to increase market share in existing product lines, develop product improvements, undertake sales and demand building initiatives to grow its product categories, develop, acquire or successfully launch new products, or successfully penetrate new and developing markets, the Company may not achieve its sales volume growth objectives.

Operations outside the U.S. expose the Company to uncertain conditions and other risks in international markets.

The Company's sales outside of the U.S. were approximately 52% of consolidated net sales in fiscal year 2009 and its strategy includes expanding its international business. The Company faces, and will continue to face, substantial risks associated with having international operations, including:

- economic or political instability in its international markets, including Latin America, the Middle East, parts of Asia, Eastern Europe and Russia;
- restrictions on or costs relating to the repatriation of foreign profits to the U.S., including possible taxes or withholding obligations on any repatriations; and
- the imposition of tariffs or trade restrictions or other governmental actions.

These risks could have a significant impact on the Company's ability to sell its products on a competitive basis in international markets and could have a material adverse effect on the Company's business, financial condition and results of operations.

Also, the Company's operations outside of the U.S. are subject to risks relating to appropriate compliance with legal and regulatory requirements in local jurisdictions, potential difficulties in staffing and managing local operations, potentially higher incidence of fraud or corruption, credit risk of local customers and distributors and potentially adverse tax consequences.

The Company is also exposed to foreign currency exchange rate risk with respect to its sales, expenses, profits, assets and liabilities denominated in currencies other than the U.S. dollar. Although the Company uses instruments to hedge certain foreign currency risks, it is not fully protected against foreign currency fluctuations and, therefore, the Company's reported earnings may be affected by changes in foreign currency exchange rates. Moreover, any favorable impacts to profit margins or financial results from fluctuations in foreign currency exchange rates are likely to be unsustainable over time.

Dependence on key customers could adversely affect the Company's business, financial condition and results of operations.

With the trend toward consolidation in the retail marketplace, the Company's customer base is shifting toward fewer, but larger, customers who purchase in larger volumes. A large percentage of the Company's sales are to mass retail customers. Sales to one of these customers (Wal-Mart and affiliates) accounted for approximately 10% of the Company's consolidated net sales in fiscal year 2009. Additionally, each of the Company's individual brands may be subjected to customer sales concentration. The loss of, or reduction in, orders from any of the Company's most significant customers could have a material adverse effect on the Company's brand values, business, financial condition and results of operations. Large customers also seek price reductions, added support or promotional concessions, which may negatively impact the Company's ability to maintain existing profit margins.

In addition, the Company's business is based primarily upon individual sales orders, and the Company typically does not enter into long-term contracts with its customers. Accordingly, these customers could reduce their purchasing levels or cease buying products from the Company at any time and for any reason. The Company is also subject to changes in customer purchasing patterns. These types of changes may result from changes in the manner in which customers purchase and manage inventory levels, or display and promote products within their stores. Other potential factors such as customer disputes regarding shipments, fees, merchandise condition or related matters may also impact operating results. If the Company ceases doing business with a significant customer or if sales of its products to a significant customer materially decrease, the Company's business, financial condition and results of operations may be harmed.

Goodwill and intangible assets are subject to impairment risk.

The Company assesses the potential impairment of indefinite-lived intangible assets and goodwill at least annually during the second fiscal quarter and otherwise when there is evidence that events or changes in circumstances indicate that an impairment condition may exist. The Company's impairment test is based on a discounted cash flow approach that requires significant management judgment and estimates with respect to, among other considerations, forecasted sales revenue, advertising and promotional expenses, cost of products sold, gross margins, operating margins, the success of product innovations and introductions, customer retention, tax rates, terminal growth values and the selection of appropriate discount and royalty rates. Many of the factors used in assessing fair value are outside the control of management, and it is reasonably likely that assumptions and estimates will change in future periods. These changes could result in future impairments. Events and circumstances that the Company considers important which could trigger impairment include the following:

- Significant underperformance relative to historical or projected future operating results;
- Significant changes in the Company's strategy for its overall business or use of acquired assets;

- Significant negative industry or economic trends;
- Significant decline in the Company's stock price for a sustained period;
- Decreased market capitalization relative to net book value;
- Unanticipated technological change or competitive activities;
- Loss of key distribution;
- Change in consumer demand;
- Loss of key personnel; and
- Acts by governments and courts.

When there is indication that the carrying value of intangible assets may not be recoverable based upon the existence of one or more of the above indicators, an impairment loss is recognized if the carrying amount of the asset exceeds its fair value. When there is an indication of impairment of goodwill, an impairment loss is recognized to the extent that the carrying amount of the goodwill exceeds its implied fair value.

Currently, the Company faces challenges related to its homecare and cleaning product brands, which have short differentiated life cycles and often need continuous innovation, renovation and/or continuous marketing support to address consumers' changing needs and tastes. As a result of the dynamic nature of this product category, the ability to understand consumer preferences and innovate is key to the ongoing success of the homecare and cleaning product brands. In the event that the Company is unable to meet consumer preferences through innovation and/or renovation, its homecare and cleaning product brands and product offerings may be at risk of further impairment.

During the second quarter of fiscal year 2009, the Company performed its annual impairment test of goodwill and indefinite-lived intangible assets. Based on the results of this test, the Company determined that its goodwill was not impaired since the fair value of each reporting unit exceeded its carrying value as of February 28, 2009. The Company also determined that each of the indefinite-lived intangible assets related to its homecare and cleaning product brands, with the exception of the indefinite-lived intangible asset related to its Carpet Fresh brand, was not impaired as of February 28, 2009. Due to the declines in profit margin and forecasted sales revenue for the Carpet Fresh brand, both of which occurred during the second quarter of fiscal year 2009, the Company concluded that the Carpet Fresh trade name was impaired by $2.8 million as of February 28, 2009. The decline in forecasted sales revenue for the Carpet Fresh brand resulted from the Company's strategic decision to divert its research and development resources from its homecare and cleaning products to its multi-purpose maintenance products, the loss of distribution with a significant U.S. mass retail customer and assumed lower future foreign currency exchange rates in the U.K. and Australia. While some of these factors also impacted the indefinite-lived intangible assets related to the Company's other homecare and cleaning product brands, they did not result in impairment to any of such other indefinite-lived intangible assets as of February 28, 2009.

During the third quarter of fiscal year 2009, the Company evaluated its indefinite-lived intangible assets and determined that indicators of potential impairment existed due to the fact that actual sales revenue for the Carpet Fresh, X-14, Spot Shot and 2000 Flushes brands did not meet the Company's forecasted sales revenue for the quarter ended May 31, 2009, partially due to adverse economic conditions. As a result, the Company tested these indefinite-lived intangible assets for impairment and concluded that no impairment existed as of May 31, 2009.

During the fourth quarter of fiscal year 2009, the Company reevaluated its indefinite-lived intangible assets and determined that indicators of potential impairment existed related to the Carpet Fresh and X-14 brands due to a further decline in forecasted sales revenue as a result of additional lost distribution in the U.S. and further diversion of research and development resources from the Company's homecare and cleaning products to its multi-purpose maintenance products. As a result, the Company tested its indefinite-lived intangible assets related to the Carpet Fresh and X-14 trade names for impairment and concluded that they were impaired by $3.3 million and $0.6 million, respectively, as of August 31, 2009. As a result, the remaining carrying amounts of the Carpet Fresh and X-14 trade names were $2.8 million and $0.3 million, respectively, as of August 31, 2009.

As a result of lost distribution and the Company's strategic decision to divert research and development resources from its Carpet Fresh and X-14 brands, forecasted sales revenue for these brands have declined. As a result, the Company concluded that the Carpet Fresh and X-14 trade names should no longer be considered to have indefinite lives. The Company determined the estimated remaining economic lives of the Carpet Fresh and X-14 trade names based on future forecasted cash flows for these brands. The Company expects that the Carpet Fresh and X-14 brands will generate cash flows for at least the next 13 years and 8 years, respectively, which are the periods over which these trade names will be amortized on a straight-line basis beginning in fiscal year 2010.

The Company determined that no indicators of impairment existed related to the Spot Shot and 2000 Flushes brands as of August 31, 2009. However, if significant marketing and other initiatives related to these brands are not successful, they could potentially become impaired.

Negative changes in the Company's assumptions and estimates, such as royalty rates, forecasted sales revenue, advertising and promotional expenses, cost of products sold, gross margins, operating margins, the success of product innovations and introductions, customer retention, development of new and/or alternative distribution channels, tax rates and terminal growth values, could result in impairment of the indefinite-lived intangible assets related to its Spot Shot and 2000 Flushes brands.

The Company will continue to closely monitor events and circumstances that could result in impairment of the indefinite-lived intangible assets related to the Spot Shot and 2000 Flushes brands. It is possible that changes in circumstances, existing at that time or at other times in the future, or in the numerous variables associated with the assumptions and estimates made by the Company in assessing the appropriate valuation of its indefinite-lived intangible assets, could in the future require the Company to record further impairment charges.

The Company may not successfully develop and introduce new products and line extensions.

The Company's future performance and growth depend, in part, on its ability to successfully develop and introduce new products and line extensions. The Company cannot be certain that it will successfully achieve those goals. The Company competes in several product categories where there are frequent introductions of new products and line extensions. The ability to understand consumer preferences and identify technological trends is key to maintaining and improving the competitiveness of its product offerings. The development and introduction of new products, as well as the renovation of current products and product lines, requires substantial and effective research, development and marketing expenditures, which the Company may be unable to recoup if the new or renovated products do not gain widespread market acceptance. There are inherent risks associated with new product development and marketing efforts, including product development or launch delays, which could result in the Company not being first to market, the failure of new products and line extensions to achieve anticipated levels of market acceptance and the cost of failed product introductions. As the Company continues to focus on innovation, the Company's business, financial condition or results of operations could be adversely affected in the event that the Company is not able to effectively develop and introduce new or renovated products and line extensions.

The Company's operating results and net earnings may not meet expectations.

The Company cannot be sure that its operating results and net earnings will meet expectations. If the Company's assumptions and estimates are incorrect or do not come to fruition, or if the Company does not achieve all of its key goals, then the Company's actual performance could vary materially from its expectations. The Company's operating results and net earnings may be influenced by a number of factors, including the following:

- Significant increases in the costs of finished goods, components, raw materials and/or transportation;
- The impact of general economic conditions in the U.S. and in other countries in which the Company currently does business;
- Consumer and customer reaction to sales price increases;
- Changes in product sales pricing by the Company or its competitors;
- The introduction of new products and line extensions by the Company or its competitors;
- The mix of products with varying profitability sold in a given period;
- The mix of products sold within different channels and countries with varying profitability in a given period;
- The Company's ability to control internal costs;
- The effectiveness of the Company's advertising, marketing and promotional programs;
- The availability and cost of debt financing;
- The ability of the Company to execute its strategies and to maintain and enhance profits in the face of a consolidating retail environment;
- The ability of the Company to achieve its business plans, including sales volume growth and sales pricing plans, as a result of high levels of competitive activity;
- The ability of the Company to maintain key customer relationships;
- The ability of the Company to generate expected cost savings and efficiencies;
- The ability of the Company to maintain the value of its brands;
- The ability of major customers and other debtors to meet their obligations as they come due;
- The failure of parties contracting with the Company to perform their obligations and the loss of or inability to renew contracts of importance to the Company's performance;
- The Company's reliance on brokers for the grocery channel;
- The ability to successfully manage regulatory, tax and legal matters, including resolution of pending matters within current estimates;
- Substantial costs associated with regulatory compliance;

- The ability of the Company to attract and retain qualified personnel;
- Expenses for impairment of goodwill, trade names and other intangible assets and equity investments in excess of projections;
- Expenses for impairment and obsolescence of property, plant and equipment in excess of projections;
- The ability to maintain the overall quality of new and existing products;
- The ability of the Company to penetrate and grow domestic and international markets and distribution channels;
- The ability of the Company to manage the impact of foreign currency exchange rate fluctuations;
- The impact of foreign import and export restrictions or other trade regulations;
- Changes to cash flow resulting from the Company's operating results, tax payments, tax settlements, debt repayments and share repurchases;
- The ability of the Company to manage inventory at appropriate levels, including decisions regarding obsolescence;
- Changes in accounting policies and accounting standards;
- The impact of any litigation or product liability claims; and
- Fluctuations in federal, state, local and foreign taxes.

In addition, sales volume growth, whether due to acquisitions or internal growth, can place burdens on management resources and financial controls that, in turn, can have a negative impact on operating results. To some extent, the Company plans its expense levels in anticipation of future revenues. If actual revenues fall short of these expectations, operating results and net earnings are likely to be adversely affected.

The recent changes in general economic conditions, and the impact on consumer confidence and consumer spending, may negatively impact the Company's future results of operations.

The Company's performance is subject to general economic conditions and their impact on levels of consumer confidence and consumer spending. Recently, consumer confidence and consumer spending have deteriorated significantly and could remain depressed for an extended period. Some of the factors influencing this deterioration include fluctuating interest rates and credit availability, fluctuating fuel and other energy costs, fluctuating commodity prices, higher levels of unemployment, higher consumer debt levels, reductions in net worth based on market declines, home foreclosures and reductions in home values, and general uncertainty regarding the overall future economic environment. Consumer purchases of discretionary items, including the Company's multi-purpose maintenance products and homecare and cleaning products, generally decline during periods where disposable income is adversely affected or there is economic uncertainty, and this may negatively impact the Company's financial condition and results of operations.

Government regulations could impose material costs.

The Company is subject to numerous environmental laws and regulations that impose various environmental controls on its business operations, including, among other things, the discharge of pollutants into the air and water, the handling, use, treatment, storage and clean-up of solid and hazardous wastes and the investigation and remediation of soil and groundwater affected by hazardous substances. Such laws and regulations may otherwise relate to various health and safety matters that impose burdens upon the Company's operations. These laws and regulations govern actions that may have adverse environmental effects and also require compliance with certain practices when handling and disposing of hazardous wastes. These laws and regulations also impose strict, retroactive and joint and several liability for the costs of, and damages resulting from, cleaning up current sites, past spills, disposals and other releases of hazardous substances. The Company believes that its expenditures related to environmental matters have not had, and are not currently expected to have, a material adverse effect on its financial condition, results of operations or cash flows. However, the environmental laws under which the Company operates are complicated and often increasingly more stringent, and may be applied retroactively. Accordingly, there can be no assurance that the Company will not be required to make additional expenditures to remain in or to achieve compliance with environmental laws in the future or that any such additional expenditures will not have a material adverse effect on the Company's business, financial condition or results of operations.

Some of the Company's products have chemical compositions that are controlled by various state, federal and international laws and regulations. The Company is required to comply with these laws and regulations and seeks to anticipate regulatory developments that could impact the Company's ability to continue to produce and market its products. The Company invests in research and development to maintain product formulations that comply with such laws and regulations. There can be no assurance that the Company will not be required to alter the chemical composition of one or more of the Company's products in a way that will have an adverse effect upon the product's efficacy or marketability. A delay or other inability of the Company to complete product research and development in response to any such regulatory requirements could have a material adverse effect on the Company's business, financial condition and results of operations.

A focus on environmental regulations relating to Volatile Organic Compounds (VOCs) resulted in a change in 1996 in the formulation of the WD-40 product in the majority of countries where the product is sold, whereby CO_2 was chosen as the aerosol propellant. This change increased the cost of manufacturing WD-40, and the Company increased its selling prices to partially offset the additional cost. In the event of future increases in product cost, the Company may not be in a position to raise selling prices, and therefore an increase in costs could have an adverse effect on the Company's profitability.

In California, VOCs are regulated by the California Air Resources Board (CARB), one of the most influential state environmental regulatory agencies in the United States. In the past, CARB regulations have required a reformulation of some of the Company's multi-purpose lubricants. The Company successfully reformulated some of its multi-purpose lubricants to be in full compliance with CARB regulations. The reformulation resulted in increased product costs.

On June 26, 2008, CARB voted to approve proposed regulatory amendments to establish lower limits for VOCs in certain regulated consumer products, including multi-purpose lubricants, carpet cleaners and stain removers. The amendments to the California Regulation for Reducing VOC Emissions from Consumer Products (the "Consumer Products Regulation") will require reductions in the levels of VOCs in each product category by dates specified in the amendments. For multi-purpose lubricants, the amendments will require a reduction in VOC levels from the current standard of 50% by weight to 25% by December 31, 2013 and to 10% by December 31, 2015. If the Consumer Products Regulation is implemented as proposed, the Company will be required to reformulate certain of its products, specifically including the WD-40 brand products, in order to comply with these lower limits on VOC content. There can be no assurance that reformulation of the Company's products can be accomplished at a commercially reasonable cost or without having an adverse impact on product performance. The inability of the Company to successfully reformulate its products to comply with the Consumer Products Regulation could have a material adverse effect on the Company's business, financial condition and results of operations.

CARB continually reviews its allowable levels of VOCs in products and product categories in which the Company's products compete. In the event that CARB regulations require further reformulations of any of the Company's products, the impact of reformulation could have an adverse effect on product performance and the Company's profitability.

In conjunction with the review of the state budget, California authorized CARB to enforce a fee-based system, which would allow it to collect "fees" from those it governs on the VOC issues. These fees go into CARB's operating budget and help cover shortfalls, and are based on the amount of VOCs a company's product puts into the state's atmosphere. If a similar VOC policy is adopted by other states, the potential impact of fees charged could be material to the Company.

Generally, the manufacturing, packaging, storage, distribution and labeling of the Company's products and the Company's business operations all must comply with extensive federal, state, and foreign laws and regulations. It is possible that the government will increase regulation of the transportation, storage or use of certain chemicals, to enhance homeland security or protect the environment and that such regulation could negatively impact raw material, component and/or finished goods supplies or costs.

Resolutions of tax disputes may impact the Company's earnings and cash flow.

Significant judgment is required in determining the Company's effective tax rate and in evaluating tax positions. Effective September 1, 2007, the Company adopted Financial Accounting Standards Board ("FASB") Interpretation No. 48, *Accounting for Uncertainty in Income Taxes—an Interpretation of Financial Accounting Standards Board Statement No. 109* (FIN 48). The Company provides for uncertain tax positions when such tax positions do not meet the recognition thresholds or measurement standards prescribed by FIN 48. Changes in uncertain tax positions, including related interest and penalties, impact the Company's effective tax rate. When particular tax matters arise, a number of years may elapse before such matters are audited and finally resolved. Favorable resolution of such matters could be recognized as a reduction to the Company's effective tax rate in the year of resolution. Unfavorable resolution of any tax matter could increase the effective tax rate. Any resolution of a tax matter may require the adjustment of tax assets or tax liabilities or the use of cash in the year of resolution. For additional information, refer to the information set forth in Note 11 – Income Taxes of the notes to the consolidated financial statements included in Item 15 of this report.

Business development activities may not be successful.

The Company may seek to increase growth through business development activities such as acquisitions, joint ventures or other strategic partnerships. However, if the Company is not able to successfully integrate acquired products or manage joint ventures or other strategic partnerships, the Company may not be able to maximize these opportunities. Rather, the failure to properly manage business development activities because of difficulties in the assimilation of operations and products, the diversion of management's attention from other business concerns, the loss of key employees or other factors could materially adversely affect the Company's business, financial condition and results of operations.

One of the Company's strategies is to increase its sales volumes, earnings and the markets it serves through acquisitions of, joint ventures with or other strategic partnerships with other businesses in the United States and internationally. There can be no assurance that the Company will be able to identify, acquire, or profitably manage additional companies or operations or that it will be able to successfully integrate future acquisitions into its operations. In addition, there can be no assurance that business development activities will be profitable at their inception or that they will achieve sales levels and profitability that justify the investments made.

Future acquisitions, joint ventures or strategic partnerships could also result in the incurrence of debt, potentially dilutive issuances of equity securities, contingent liabilities, amortization expenses related to certain intangible assets and/or increased operating expenses, which could adversely affect the Company's results of operations and financial condition. In addition, to the extent that the economic benefits associated with any of the Company's business development activities diminish in the future, the Company may be required to record write-downs of goodwill, intangible assets or other assets associated with such activities, which could also adversely affect the Company's business, financial condition and results of operations.

The Company may not have sufficient cash to service its indebtedness and pay cash dividends.

The Company has historically paid out a large part of its earnings to stockholders in the form of regular quarterly cash dividends. The past acquisitions have been funded to a large extent by debt. In order to service the debt, the Company is required to use its income from operations to make interest and principal payments required by the terms of the loan agreements. In addition, the Company is required by covenants within the loan agreements to maintain certain financial ratios and compliance with other financial terms.

In December 2006, the Company increased its regular quarterly cash dividend from $0.22 to $0.25 per share. However, if operating income is not sufficient to properly service the debt or otherwise allow the Company to maintain compliance with the terms of its loans, the Company could be required to seek additional financing by incurring additional debt or through the sale of equity securities, or the Company might be required to reduce dividends. The Company may also incur substantial additional debt in the future for other reasons, including acquisitions or other business development activities. To the extent that the Company is required to seek additional financing by incurring more debt or selling equity securities, such financing may not be available in sufficient amounts or on terms acceptable to the Company. If new debt is added to current debt levels, the Company's related risks could intensify.

Failure to maximize or to successfully assert the Company's intellectual property rights could impact its competitiveness.

The Company relies on trademark, trade secret, patent and copyright laws to protect its intellectual property rights. The Company cannot be sure that these intellectual property rights will be maximized or that they can be successfully asserted. There is a risk that the Company will not be able to obtain and perfect its own intellectual property rights or, where appropriate, license intellectual property rights necessary to support new product introductions. The Company cannot be certain that these rights, if obtained, will not be invalidated, circumvented or challenged in the future, and the Company could incur significant costs in connection with legal actions to defend its intellectual property rights. In addition, even if such rights are obtained in the United States, the laws of some of the other countries in which the Company's products are or may be sold do not protect intellectual property rights to the same extent as the laws of the United States. If other companies infringe the Company's intellectual property rights, they may dilute the value of the Company's brands in the marketplace, which could diminish the value the consumers associate with the Company's brands and harm its sales. The failure of the Company to perfect or successfully assert its intellectual property rights or to protect its other proprietary information could make the Company less competitive and could have a material adverse effect on its business, financial condition and results of operations.

If the Company is found to have infringed the intellectual property rights of others, its competitiveness could be negatively impacted.

If the Company is found to have violated the trademark, trade secret, copyright, patent or other intellectual property rights of others, such a finding could result in the need to cease the use of a trademark, trade secret, copyrighted work or patented invention in the Company's business and the obligation to pay a substantial amount for past infringement. It could also be necessary to pay a substantial amount in the future if the rights holders are willing to permit the Company to continue to use the intellectual property rights. Either having to cease use or pay such amounts could make the Company less competitive and could have a material adverse impact on its business, financial condition and results of operations.

Volatility in the insurance market could result in additional risk to the Company.

The Company reevaluates its insurance coverage annually. From time to time, insurance contracts may be much more expensive, less protective or even unavailable. In such a case, the Company may decide to decrease its levels of insurance coverage, thereby undertaking additional risk.

Product liability claims and other litigation could adversely affect the Company's sales and operating results.

While the Company exerts every effort to ensure that the products it develops and markets are safe for consumers, the use of the Company's products may expose the Company to liability claims resulting from such use. Claims could be based on allegations that, among other things, the Company's products contain contaminants, provide inadequate instructions regarding their use or inadequate warnings concerning interactions with other substances. Product liability claims could result in negative publicity that could harm the Company's sales and operating results. In addition, if one of the Company's products were to be found to be defective, the Company could be required to recall the product, which could result in adverse publicity and significant expenses. The Company maintains product liability insurance that it believes will be adequate to protect the Company from material loss attributable to such claims but the extent of such loss could exceed available limits of insurance or could arise out of circumstances under which such insurance coverage would be unavailable. Other business activities of the Company may also expose the Company to litigation risks, including risks that may not be covered by insurance. If successful claims are asserted by third parties against the Company for uninsured liabilities or liabilities in excess of applicable insured limits of coverage, the Company's business, financial condition and results of operations may be adversely affected.

Additionally, the Company's products may be associated with competitor products or other products in the same category, which may be alleged to have caused harm to consumers. As a result of this association, the Company may be named in unwarranted legal actions. The potential costs of defense may materially affect the Company's business, financial condition and results of operations in future periods.

Changes in marketing distributor relationships that are not managed successfully could result in a disruption in one or more of the affected markets.

The Company distributes its products throughout the world in one of two ways: the Direct Distribution model, in which products are sold directly by the Company to wholesalers and retailers in the U.S., Canada, Australia, China, the U.K. and a number of other countries throughout Europe; and the Marketing Distributor model, in which products are sold to exclusive marketing distributors who in turn sell to wholesalers and retailers. The Marketing Distributor model is generally used in certain countries where the Company does not have direct company-owned operations. Instead, the Company partners with local companies who perform the sales, marketing and distribution functions. The Company invests time and resources in these relationships. Should key personnel change and/or the relationship change or terminate, the Company could be at risk until such time as a suitable replacement can be found and the Company's key marketing strategies implemented. There is a risk that changes in such marketing distributor relationships that are not managed successfully could result in a disruption in one or more of the affected markets and that such disruption could have an adverse material effect on the Company's business, financial condition and results of operations. Additionally, in some countries, local laws may require substantial payments to terminate existing relationships, which could also have an adverse material effect on the Company's business, financial condition and results of operations.

The operations of the Company and its suppliers are subject to disruption by events beyond the Company's control.

Operations of the Company and its suppliers are subject to disruption for a variety of reasons, including work stoppages, acts of war, terrorism, pandemics, fire, earthquakes, hurricanes, flooding or other natural disasters. If a major disruption were to occur, it could result in harm to people or the natural environment, temporary loss of access to critical data, delays in shipments of products to customers, supply chain disruptions, increased costs for finished goods, components and/or raw materials or suspension of operations, any of which could have an adverse effect on the Company's business, financial condition and results of operations.

Failure to meet or exceed market expectations could adversely affect the Company's stock price.

The market price of the Company's stock is based, in part, on market expectations for the Company's financial performance, including sales growth, earnings per share and cash flows. Failure to meet or exceed these expectations could cause the market price of the Company's stock to decline.

The Company's continued growth and expansion and increased reliance on third-party service providers could adversely affect its internal control over financial reporting which could harm its business and financial results.

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process to provide reasonable assurance regarding the reliability of financial reporting for external purposes in accordance with accounting principles generally accepted in the United States. Internal control over financial reporting includes maintaining records in reasonable detail that accurately and fairly reflect the Company's transactions, providing reasonable assurance that receipts and expenditures are made in accordance with management's authorization and providing reasonable assurance that the unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements would be prevented or detected on a timely basis. Because of its inherent limitations, internal control over financial reporting is not intended to provide absolute assurance that a misstatement in the Company's financial statements would be prevented or detected. The Company's continuing growth and expansion in global markets will place additional significant pressure on the Company's system of internal control over financial reporting. Moreover, the Company increasingly engages the services of third parties to assist with business operations and financial reporting processes, which inserts additional monitoring obligations and risk into the system of internal control. Any failure to maintain an effective system of internal control over financial reporting could limit the Company's ability to report its financial results accurately and on a timely basis or to detect and prevent fraud.

Item 1B. Unresolved Staff Comments

Not applicable.

Item 2. Properties

Americas

The Company owns and occupies an office and plant facility, consisting of office, plant and storage space, located at 1061 Cudahy Place, San Diego, California 92110. The Company also leases additional office and storage space in San Diego. The Company leases a regional sales office in Miami, Florida, a research and development office in Springfield, New Jersey and office space in Toronto, Ontario, Canada. The Company owns a warehouse facility in Memphis, Tennessee which it leases to an unrelated third party.

Europe

The Company owns and occupies an office and plant facility, consisting of office, plant and storage space, located in Milton Keynes, United Kingdom. In addition, the Company leases space for its branch offices in Germany, France, Spain and Italy.

Asia-Pacific

The Company leases office space in Epping, New South Wales, Australia and Shanghai, China. The Company also leases office space for a regional office in Kuala Lumpur, Malaysia.

Item 3. Legal Proceedings

The Company is party to various claims, legal actions and complaints, including product liability litigation, arising in the ordinary course of business.

On April 19, 2006, a legal action was filed against the Company in the United States District Court, Southern District of California *(Drimmer v. WD-40 Company)*. After several of the plaintiff's factual claims were dismissed by way of motion, the plaintiff filed an amended complaint on September 20, 2006, seeking class action status and alleging that the Company misrepresented that its 2000 Flushes Bleach and 2000 Flushes Blue Plus Bleach ATBCs are safe for plumbing systems and unlawfully omitted to advise consumers regarding the allegedly damaging effect the use of the ATBCs has on toilet parts made of plastic and rubber. The amended complaint seeks to remedy such allegedly wrongful conduct: (i) by requiring the Company to identify all consumers who have purchased the ATBCs and to return money as may be ordered by the court; and (ii) by the granting of other equitable relief, interest, attorneys' fees and costs. On August 24, 2007, the Company successfully defeated the plaintiff's attempt to have the case certified as a class action. The plaintiff has appealed the District Court's decision, and the case was argued at the appellate level in April 2009. On August 19, 2009, the Ninth District Court of Appeals affirmed the District Court's certification decision, and on September 10, 2009, the case was remanded to the District Court. The Company intends to seek dismissal of the case and anticipates that it is no longer reasonably possible that the outcome could have a material adverse effect on the Company's consolidated financial position, results of operations or cash flows.

Since 2004, the Company has been named as a defendant in lawsuits brought by a growing group of attorneys on behalf of individual plaintiffs who assert that exposure to products that allegedly contain benzene is a cause of certain cancers (the "Benzene Lawsuits"). The Company is one of many defendants in these legal proceedings whose products are alleged to contain benzene. However, the Company specifies that its suppliers provide constituent ingredients free of benzene. The Company believes its products have always been formulated without containing benzene and the facts developed in litigation to date support this position. The plaintiffs in the Benzene Lawsuits typically seek damages in unspecified amounts for injuries or death attributable to a form of cancer linked to exposure to benzene. The Company is unable to quantify the total amount of damages asserted by the plaintiffs in the Benzene Lawsuits. Except for self-insured retention amounts applicable to each separately filed lawsuit, the Company expects that the Benzene Lawsuits will be adequately covered by insurance and will not have a material impact on the Company's consolidated financial position or results of operations. The Company is vigorously defending these lawsuits. The Company is unable to assess the expected cost of defense of these lawsuits in future periods. If the number of Benzene Lawsuits filed against the Company increases, it is reasonably possible that such costs of defense may materially affect the Company's consolidated financial position, results of operations and cash flows in future periods.

Item 4. Submission of Matters to a Vote of Security Holders

Not applicable.

Executive Officers of the Registrant

The following table sets forth the names, ages, year elected to current position and current titles of the executive officers of the Company as of August 31, 2009:

Name, Age and Year Elected to Current Position			Title
Garry O. Ridge	53	1997	President and Chief Executive Officer
Jay W. Rembolt	58	2008	Vice President, Chief Financial Officer and Treasurer
Michael J. Irwin	46	2008	Executive Vice President, Strategic Development
Graham P. Milner	55	2002	Executive Vice President, Global Development and Chief Branding Officer
Michael L. Freeman	56	2002	Division President, The Americas
Geoffrey J. Holdsworth	47	1996	Managing Director, WD-40 Company (Australia) Pty. Limited and Shanghai Wu Di Trading Company Limited
William B. Noble	51	1996	Managing Director, WD-40 Company Ltd. (U.K.)

Mr. Ridge joined the Company's Australian subsidiary, WD-40 Company (Australia) Pty. Limited, in 1987 as Managing Director and held several senior management positions prior to his election as Chief Executive Officer in 1997.

Mr. Rembolt joined the Company in December 1997 as Manager, Financial Services. He was promoted to Controller in May 1999 and to Vice President, Finance/Controller in May 2001. Mr. Rembolt was promoted to his current position of Vice President, Chief Financial Officer and Treasurer in April 2008.

Mr. Irwin joined the Company in May 1995 as Director of U.S. Marketing, and later served as Director of Marketing, The Americas. In April 1998, he was promoted to Vice President, Marketing, The Americas. He was named Senior Vice President, Chief Financial Officer and Treasurer in May 2001 and in September 2002, he was named Executive Vice President. Mr. Irwin was named Executive Vice President, Strategic Development in April 2008.

Mr. Milner joined the Company in 1992 as International Director, was appointed Vice President, Sales and Marketing, The Americas, in March 1997, became Senior Vice President, The Americas, in April 1998, and was named Executive Vice President, Global Development and Chief Branding Officer in September of 2002.

Mr. Freeman joined the Company in 1990 as Director of Marketing and was named Director of Operations in 1994. He became Vice President, Administration and Chief Information Officer in December 1996, was promoted to Senior Vice President, Operations in September 2001, and was named Division President, The Americas, in September 2002.

Mr. Holdsworth joined the Company's Australian subsidiary, WD-40 Company (Australia) Pty. Limited, in 1996 as Managing Director. Prior to joining WD-40 Company, Mr. Holdsworth held sales management positions at Columbia Pelikan Pty. Ltd., Australia.

Mr. Noble joined the Company's Australian subsidiary, WD-40 Company (Australia) Pty. Limited, in 1993 as International Marketing Manager for the Asia Region. He was appointed Managing Director, WD-40 Company Ltd. (U.K.) in December 1996.

All executive officers hold office at the pleasure of the Board of Directors.

PART II

Item 5. Market For Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

The Company's common stock is traded on the NASDAQ Global Select Market. The following table sets forth the high and low sales prices per share of the Company's common stock for the quarterly periods indicated, which correspond to the Company's quarterly fiscal periods for financial reporting purposes, as reported by the NASDAQ Global Select Market.

	Fiscal Year 2009			Fiscal Year 2008		
	High	Low	Dividend	High	Low	Dividend
First Quarter	$40.00	$23.06	$0.25	$40.70	$33.45	$0.25
Second Quarter	$28.88	$23.06	$0.25	$42.70	$30.87	$0.25
Third Quarter	$28.24	$21.81	$0.25	$35.57	$28.91	$0.25
Fourth Quarter	$31.78	$25.37	$0.25	$38.36	$26.50	$0.25

On October 12, 2009, the last reported sale price of the Company's common stock on the NASDAQ Global Select Market was $31.87 per share, and there were 16,547,081 shares of common stock outstanding held by approximately 1,090 holders of record.

The Company has historically paid regular quarterly cash dividends on its common stock. The Board of Directors of the Company presently intends to continue the payment of regular quarterly cash dividends on the common stock. The Company's ability to pay dividends could be affected by future business performance, liquidity, capital needs, alternative investment opportunities and loan covenants.

Item 6. Selected Financial Data

The following data has been derived from the Company's audited consolidated financial statements. The data should be read in conjunction with such consolidated financial statements and other financial information included elsewhere in this report (in thousands, except per share amounts):

	As of and for the Fiscal Year Ended August 31,				
	2009	2008	2007	2006	2005
Net sales	$292,002	$317,118	$307,816	$286,916	$263,227
Cost of products sold	147,469	168,848	158,954	148,516	133,833
Gross profit	144,533	148,270	148,862	138,400	129,394
Operating expenses	104,688	105,574	99,846	92,378	81,974
Income from operations	39,845	42,696	49,016	46,022	47,420
Interest and other expense, net	(1,521)	(697)	(1,841)	(3,164)	(4,555)
Income before income taxes	38,324	41,999	47,175	42,858	42,865
Provision for income taxes	12,037	14,377	15,641	14,746	15,067
Net income	$ 26,287	$ 27,622	$ 31,534	$ 28,112	$ 27,798
Earnings per common share:					
Basic	$ 1.59	$ 1.66	$ 1.85	$ 1.67	$ 1.67
Diluted	$ 1.58	$ 1.64	$ 1.83	$ 1.66	$ 1.65
Dividends per share	$ 1.00	$ 1.00	$ 0.97	$ 0.88	$ 0.84
Total assets	$262,617	$270,673	$283,186	$268,475	$254,253
Long-term obligations [1]	$ 41,456	$ 52,118	$ 61,057	$ 69,077	$ 77,487

(1) Long-term obligations include long-term debt, long-term deferred tax liabilities, net and deferred employee benefits and other long-term liabilities.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") is designed to provide the reader of the Company's financial statements with a narrative from the perspective of management on the Company's financial condition, results of operations, liquidity and certain other factors that may affect future results. This MD&A includes the following sections: Overview, Highlights, Results of Operations, Liquidity and Capital Resources, Stock-based Compensation, Critical Accounting Policies, Recently Issued Accounting Pronouncements, Transactions with Related Parties and Forward-Looking Statements. MD&A is provided as a supplement to, and should be read in conjunction with, the Company's consolidated financial statements and the related notes included in Item 15 of this report.

Overview

The Company

WD-40 Company, based in San Diego, California, is a global consumer products company dedicated to delivering unique, high value and easy-to-use solutions for a wide variety of maintenance needs of "doer" and "on-the-job" users by leveraging and building the brand fortress of the Company. We market two multi-purpose maintenance products, WD-40® and 3-IN-ONE®, and eight homecare and cleaning products, X-14® mildew stain remover and automatic toilet bowl cleaners, 2000 Flushes® automatic toilet bowl cleaners, Carpet Fresh® and No Vac® rug and room deodorizers, Spot Shot® aerosol and liquid carpet stain removers, 1001® carpet and household cleaners and rug and room deodorizers and Lava® and Solvol® heavy-duty hand cleaners.

Multi-purpose maintenance products are sold worldwide in markets throughout North, Central and South America, Asia, Australia and the Pacific Rim, Europe, the Middle East and Africa. Homecare and cleaning products are sold primarily in North America, the U.K., Australia and the Pacific Rim. We sell our products primarily through mass retail and home center stores, warehouse club stores, grocery stores, hardware stores, automotive parts outlets and industrial distributors and suppliers.

Our strategic initiatives include: (i) expanding geographically in countries where end users continue to benefit from using the WD-40 brand; (ii) maximizing our position in the multi-purpose maintenance products segment by diverting a significant amount of our research and development resources from our homecare and cleaning products to our multi-purpose maintenance products and adjacent categories; (iii) developing our business through acquisitions, joint ventures and/or other strategic partnerships; and (iv) exploring the opportunities for the WD-40 brand and gaining a better understanding of consumer needs and how the brand can meet those needs.

Highlights

- *Consolidated net sales and net income decreased 8% and 5%, respectively, for fiscal year 2009 compared to fiscal year 2008 primarily due to the unfavorable impact of changes in foreign currency exchange rates. On a constant currency basis, net sales and net income would have increased 2% and 11%, respectively. Note that our constant currency disclosures represent the translation of our current fiscal year revenues and expenses from the functional currencies of our subsidiaries to U.S. dollars utilizing the exchange rates in effect for the prior fiscal year.*

- *Sales of multi-purpose maintenance products decreased 5% for fiscal year 2009 compared to fiscal year 2008 due to sales declines of 12% in both the Europe and Asia-Pacific segments, partially offset by a sales increase of 3% in the Americas segment. The fiscal year 2009 sales decline in the Europe segment was due solely to the impact of changes in foreign currency exchange rates. In local currency, the Europe segment experienced a 12% increase in sales of multi-purpose maintenance products for fiscal year 2009. The fiscal year 2009 sales decline in the Asia-Pacific segment was due to general economic conditions.*

- *The categories in which our homecare and cleaning products are sold are very competitive by nature. Sales of our homecare and cleaning products decreased 18% for fiscal year 2009 compared to fiscal year 2008 as a result of sales decreases in the Americas, Asia-Pacific and Europe segments of 19%, 15% and 12%, respectively. The fiscal year 2009 sales decline in the Americas segment was due to several factors, including lost distribution, competition and general economic conditions. The fiscal year 2009 sales declines in the Europe and Asia-Pacific segments were due solely to the impact of the changes in foreign currency exchange rates. In local currency, the Europe and Asia-Pacific segments experienced increases of 11% and 6%, respectively, in sales of homecare and cleaning products.*

- *In fiscal year 2009, we continued to face a challenging cost environment, largely driven by cost pressures related to components and raw materials. In response to the rise in costs, we implemented worldwide sales price increases on certain products and aggressively managed costs through a wide range of cost savings projects, including our sourcing and supply chain activities, which include more efficient sourcing of raw materials and transportation costs. In addition to price increases, we continue to address the rising costs through innovation and margin enhancement strategies.*

- *We increased our gross profit as a percentage of net sales to 49.5% for fiscal year 2009 from 46.8% for fiscal year 2008, primarily due to the impact of worldwide sales price increases implemented on certain products during fiscal year 2009.*

- *During fiscal year 2009, we recorded impairment charges of $6.7 million on indefinite-lived intangible assets related to our Carpet Fresh and X-14 trade names. These impairment charges were triggered by the declines in profit margins and forecasted sales revenue for the Carpet Fresh and X-14 brands resulting primarily from lost distribution in the U.S. and our strategic decision to divert our research and development resources from our homecare and cleaning products to our multi-purpose maintenance products.*

Results of Operations

Fiscal Year Ended August 31, 2009 Compared to Fiscal Year Ended August 31, 2008

Operating Items

The following table summarizes operating data for our consolidated operations for the fiscal years ended August 31, 2009 and 2008 (in thousands, except percentages and per share amounts):

	Fiscal Year Ended August 31,			
			Change from Prior Year	
	2009	2008	Dollars	Percent
Net sales:				
Multi-purpose maintenance products	$225,098	$235,898	$(10,800)	(5)%
Homecare and cleaning products	66,904	81,220	(14,316)	(18)%
Total net sales	292,002	317,118	(25,116)	(8)%
Cost of products sold	147,469	168,848	(21,379)	(13)%
Gross profit	144,533	148,270	(3,737)	(3)%
Operating expenses	104,688	105,574	(886)	(1)%
Income from operations	$ 39,845	$ 42,696	$ (2,851)	(7)%
Net income	$ 26,287	$ 27,622	$ (1,335)	(5)%
Earnings per common share – diluted	$ 1.58	$ 1.64	$ (0.06)	(4)%

Net Sales by Segment

The following table summarizes net sales by segment for the fiscal years ended August 31, 2009 and 2008 (in thousands, except percentages):

	Fiscal Year Ended August 31,			
			Change from Prior Year	
	2009	2008	Dollars	Percent
Americas	$168,381	$176,885	$ (8,504)	(5)%
Europe	97,518	110,504	(12,986)	(12)%
Asia-Pacific	26,103	29,729	(3,626)	(12)%
	$292,002	$317,118	$(25,116)	(8)%

<u>*Americas*</u>

The following table summarizes net sales by product line for the Americas segment for the fiscal years ended August 31, 2009 and 2008 (in thousands, except percentages):

	Fiscal Year Ended August 31,			
			Change from Prior Year	
	2009	2008	Dollars	Percent
Multi-purpose maintenance products	$115,095	$111,368	$ 3,727	3%
Homecare and cleaning products	53,286	65,517	(12,231)	(19)%
	$168,381	$176,885	$ (8,504)	(5)%
% of consolidated net sales	**58%**	**56%**		

Sales in the Americas segment, which includes the U.S., Canada and Latin America, decreased to $168.4 million, down $8.5 million, or 5%, for the fiscal year ended August 31, 2009 compared to the prior fiscal year. Changes in foreign currency exchange rates in Canada for the fiscal year ended August 31, 2009 compared to the prior fiscal year had an unfavorable impact on sales. Sales in the Americas segment for the fiscal year ended August 31, 2009 translated at the exchange rates in effect for the prior fiscal year would have been $170.3 million. Thus, on a constant currency basis, sales would have decreased by $6.6 million, or 4%, for the fiscal year ended August 31, 2009 compared to the prior fiscal year.

Sales of multi-purpose maintenance products in the Americas segment for the fiscal year ended August 31, 2009 increased 3% compared to the prior fiscal year. This increase was primarily due to a 4% sales increase in the U.S. as a result of sales price increases and additional promotional activities during the first quarter of fiscal year 2009, partially offset by the negative impact of customers reducing inventory levels during the second and third quarters of the fiscal year in response to general economic conditions. Canada experienced a 12% sales decrease for fiscal year 2009 compared to the prior fiscal year primarily due to the unfavorable impact of changes in foreign currency exchange rates. Latin America experienced a 6% sales increase for fiscal year 2009 compared to the prior fiscal year due to sales price increases, promotional activities and increased distribution with new customers.

Sales of homecare and cleaning products in the Americas segment decreased 19% for the fiscal year ended August 31, 2009 compared to the prior fiscal year due to sales declines across all homecare and cleaning brands throughout the Americas segment. The most significant decreases related to sales of Carpet Fresh and automatic toilet bowl cleaners which were down 33% and 23%, respectively, compared to the prior fiscal year. Sales declines in homecare and cleaning product brands were the result of several factors, including lost distribution, the effect of competitive factors and challenges due to general economic conditions. See discussion of the impairment of certain of the indefinite-lived intangible assets related to our homecare and cleaning products beginning on page 27 of this report.

For the Americas segment, 84% of sales came from the U.S., and 16% came from Canada and Latin America for each of the fiscal years ended August 31, 2009 and 2008.

Europe

The following table summarizes net sales by product line for the Europe segment for the fiscal years ended August 31, 2009 and 2008 (in thousands, except percentages):

	Fiscal Year Ended August 31,			
			Change from Prior Year	
	2009	2008	Dollars	Percent
Multi-purpose maintenance products	$88,153	$ 99,826	$(11,673)	(12)%
Homecare and cleaning products	9,365	10,678	(1,313)	(12)%
	$97,518	$110,504	$(12,986)	(12)%
% of consolidated net sales	33%	35%		

Sales in the Europe segment decreased to $97.5 million, down $13.0 million, or 12%, for the fiscal year ended August 31, 2009 compared to the prior fiscal year. Changes in foreign currency exchange rates for the fiscal year ended August 31, 2009 compared to the prior fiscal year had an unfavorable impact on sales. Sales for the fiscal year ended August 31, 2009 translated at the exchange rates in effect for the prior fiscal year would have been $123.4 million in the Europe segment. Thus, on a constant currency basis, sales would have increased by $12.9 million, or 12%, for the fiscal year ended August 31, 2009 compared to the prior fiscal year.

The countries in Europe where we sell through a direct sales force include the U.K., Spain, Portugal, Italy, France, Germany, the Netherlands, Denmark and Austria. Overall, sales from these direct markets decreased 11% for the fiscal year ended August 31, 2009 compared to the prior fiscal year and accounted for 69% of the segment's sales, compared to 68% of the segment's sales for the prior fiscal year. For the fiscal year ended August 31, 2009, we experienced sales declines in U.S. dollars throughout the Europe segment as follows: Italy, 18%; Spain/Portugal, 18%; U.K., 12%; German sales region, 11%; and France, 1%.

While most of the countries throughout the Europe segment experienced sales declines during fiscal year 2009 as customers reduced inventory levels in response to general economic conditions, the U.K. and France, which represented 37% and 19% of the total direct sales in the Europe segment, respectively, experienced sales growth of 11% and 12%, respectively, in their respective local currencies for the fiscal year ended August 31, 2009 compared to the prior fiscal year. The sales growth in the U.K. was due to increased sales across all brands, which include WD-40, 3-IN-ONE and 1001, due to the timing of promotional activities. The sales growth in France was driven by the continued sales growth of WD-40 Smart Straw and the 3-IN-ONE Pro product line. In addition, both the U.K. and France benefitted from new distribution gained during fiscal year 2009 compared to the prior fiscal year. However, the unfavorable impact of changes in foreign currency exchange rates year over year more than offset the sales growth in local currencies in the U.K. and France.

In the countries in which we sell through local distributors, sales decreased 14% for the fiscal year ended August 31, 2009 compared to the prior fiscal year due to the impact of customers across all trade channels reducing inventory levels, particularly during the second and third quarters of fiscal year 2009, in response to general economic conditions, the timing of promotional activities and the unfavorable impact of changes in foreign currency exchange rates year over year. The distributor market accounted for approximately 31% of total Europe segment sales for the fiscal year ended August 31, 2009, compared to 32% of total Europe segment sales for the prior fiscal year.

Asia-Pacific

The following table summarizes net sales by product line for the Asia-Pacific segment for the fiscal years ended August 31, 2009 and 2008 (in thousands, except percentages):

	Fiscal Year Ended August 31,			
			Change from Prior Year	
	2009	2008	Dollars	Percent
Multi-purpose maintenance products	$21,850	$24,704	$(2,854)	(12)%
Homecare and cleaning products	4,253	5,025	(772)	(15)%
	$26,103	$29,729	$(3,626)	(12)%
% of consolidated net sales	9%	9%		

In the Asia-Pacific segment, which includes Australia and Asia, sales decreased to $26.1 million, down $3.6 million, or 12%, for the fiscal year ended August 31, 2009 compared to the prior fiscal year. Changes in foreign currency exchange rates for the fiscal year ended August 31, 2009 compared to the prior fiscal year had an unfavorable impact on sales. Sales for the fiscal year ended August 31, 2009 translated at the exchange rates in effect for the prior fiscal year would have been $28.3 million in the Asia-Pacific segment. Thus, on a constant currency basis, sales would have decreased by $1.4 million, or 5%, for the fiscal year ended August 31, 2009 compared to the prior fiscal year.

Sales in Asia, which represented 64% of total sales in the Asia-Pacific segment, decreased 11% for the fiscal year ended August 31, 2009 compared to the prior fiscal year primarily due to lower sales of multi-purpose maintenance products across most of the Asia region, including China, Indonesia, Singapore, Malaysia and Taiwan. Sales in China decreased by $1.0 million, or 17%, representing 46% of the total decrease in the Asia region, while sales across the rest of the Asia region decreased 9%. Although China and many of the markets throughout the Asia region experienced strong sales during the first quarter of fiscal year 2009, they were unable to fully recover from the sales declines experienced during the remainder of the fiscal year due to the negative impact of general economic conditions.

Sales in Australia decreased 14% for the fiscal year ended August 31, 2009 compared to the prior fiscal year due to the unfavorable impact of foreign currency exchange rates. On a constant currency basis, sales would have increased by 7% for the fiscal year ended August 31, 2009 compared to the prior fiscal year due to sales price increases implemented during the first quarter of fiscal year 2009, increased promotional activities and new distribution across all trade channels.

Gross Profit

Gross profit was $144.5 million, or 49.5% of net sales, for fiscal year 2009, compared to $148.3 million, or 46.8% of net sales, for fiscal year 2008. The increase in gross profit as a percentage of net sales was due to worldwide sales price increases implemented during the first quarter of fiscal year 2009, partially offset by higher costs of products, the timing of advertising, promotional, and other discounts, and the closeout of slow moving inventory during fiscal year 2009.

To combat the higher costs of products, we implemented worldwide sales price increases on certain products which added approximately 4.7 percentage points to our gross profit percentage for fiscal year 2009.

The increase in cost of products, which had a negative impact on gross profit percentage of 1.4 percentage points, was due primarily to the increase in costs for components and raw materials, including aerosol cans, during the fiscal year ended August 31, 2009. The higher costs for aerosol cans negatively impacted our gross profit percentage by 1.5 percentage points for the fiscal year ended August 31, 2009. We began to experience a significant increase in the cost of aerosol cans during the second quarter of fiscal year 2009 primarily due to the cost of tinplate used to manufacture such cans. Tinplate pricing is set annually and is independent of the movements in the cost of steel on the spot market. While the cost of steel on the spot market has experienced recent declines, the cost of aerosol cans has not benefited from this recent trend. Partially offsetting these cost increases were the lower costs for petroleum-based products, which positively impacted our gross profit percentage by 0.1 percentage points. In addition, changes in foreign currency exchange rates in the Europe segment negatively impacted our gross profit percentage by 0.6 percentage points, while cost benefits related to product conversions and sourcing changes in the U.S. during last fiscal year's fourth quarter positively impacted gross profit percentage by 0.8 percentage points during the fiscal year ended August 31, 2009.

In general, shifts in product and customer mix, as well as the timing of advertising, promotional and other discounts, which are recorded as a reduction to sales, may cause fluctuations in gross profit percentage from period to period. Such shift in product and customer mix negatively impacted our gross profit percentage by 0.4 percentage points for the fiscal year ended August 31, 2009. Examples of advertising, promotional and other discounts include coupon redemptions, consideration and allowances given to retailers for space and/or favorable display positions in their stores, co-operative advertising and promotional activity, volume discounts and other one-time or ongoing incentives. During the fiscal year ended August 31, 2009, advertising, promotional and other discounts increased compared to the prior fiscal year, negatively impacting gross profit percentage by 0.1 percentage points. The increase in such discounts was due to the fact that a greater percentage of sales during fiscal year 2009 was subject to promotional allowances in response to general economic conditions.

Also negatively impacting our gross profit percentage for the fiscal year ended August 31, 2009 was the closeout of slow-moving inventory, which had a negative impact on gross profit percentage of 0.3 percentage points.

Note that our gross profits may not be comparable to those of other reporting entities, since some entities include all costs related to distribution of their products in cost of products sold, whereas we exclude the portion associated with amounts paid to third parties for distribution to our customers from our contract manufacturers and include these costs in selling, general and administrative expenses. These costs totaled $13.3 million and $18.1 million for the fiscal years ended August 31, 2009 and 2008, respectively.

Selling, General and Administrative Expenses

Selling, general and administrative ("SG&A") expenses for the fiscal year ended August 31, 2009 decreased to $78.1 million from $83.8 million for the prior fiscal year. However, as a percentage of net sales, SG&A expenses increased to 26.7% for the fiscal year ended August 31, 2009 from 26.4% for the prior fiscal year. The decrease in SG&A expenses was largely attributable to the impact of foreign currency translation and to lower freight costs. Changes in foreign currency exchange rates compared to the prior fiscal year decreased SG&A expenses by $7.8 million for the fiscal year ended August 31, 2009. Thus, on a constant currency basis, SG&A expenses for the fiscal year ended August 31, 2009 would have been $85.9 million for an increase of $2.1 million, or 3%, over the prior fiscal year. Freight costs decreased $3.2 million due to reduced fuel costs, improved shipping efficiencies and lower sales revenue. Partially offsetting these decreases were increases in employee-related costs, research and development costs and other miscellaneous expenses. Employee-related costs, which include salaries, bonuses, profit sharing and other fringe benefits, increased $4.1 million due to annual compensation increases and higher staffing levels primarily to support the growth of international operations. Research and development costs increased $1.1 million due to the timing of new product development activity. Other miscellaneous expenses, including stock-based compensation, professional services costs and bad debt expense, increased by $0.1 million.

We continued our research and development investment in support of our focus on innovation and renovation. Research and development costs were $4.8 million for the fiscal year ended August 31, 2009, compared to $3.6 million for the prior fiscal year. This increase was due to our increased investment in research and development in support of our strategic initiative to maximize our position in the multi-purpose maintenance products segment by diverting our research and development resources from our homecare and cleaning products to our multi-purpose maintenance products. Our new-product development team, Team Tomorrow, engages in consumer research, product development, current product improvement and testing activities. This team leverages its development capabilities by partnering with a network of outside resources including our current and prospective outsource suppliers.

Advertising and Sales Promotion Expenses

Advertising and sales promotion expenses decreased to $19.5 million for the fiscal year ended August 31, 2009 compared to $19.8 million for the prior fiscal year. However, as a percentage of net sales, such expenses increased to 6.7% for the fiscal year ended August 31, 2009 from 6.3% for the prior fiscal year. The decrease in these expenses was due to the timing of investment in advertising activities, partially offset by the favorable impact of changes in foreign currency exchange rates year over year. On a constant currency basis, advertising and sales promotion expenses for the fiscal year ended August 31, 2009 would have been $21.5 million for an increase of $1.7 million, or 9%, over the prior fiscal year. Investment in global advertising and sales promotion expenses for fiscal year 2010 is expected to be in the range of 6.5% to 8.0% of net sales.

As a percentage of net sales, advertising and sales promotion expenses may fluctuate period to period based upon the type of marketing activities employed by the Company and the period in which the costs are incurred. The costs of certain promotional activities are required to be recorded as reductions to sales, while others remain in advertising and sales promotion expenses. For the fiscal year ended August 31, 2009, total promotional costs recorded as a reduction to sales were $18.4 million compared to $18.9 million for the prior fiscal year. Therefore, our total investment in advertising and sales promotion activities totaled $37.9 million and $38.7 million for the fiscal years ended August 31, 2009 and 2008, respectively.

Amortization of Definite-lived Intangible Asset Expense

Amortization of our definite-lived intangible asset was $0.5 million and $0.6 million for fiscal years 2009 and 2008, respectively. The amortization relates to the non-contractual customer relationships acquired in the 1001 acquisition completed by the Europe segment in fiscal year 2004. This intangible asset is recorded and amortized in Pound Sterling on a straight-line basis over its estimated eight-year life and is converted to U.S. dollars for reporting purposes. Therefore, any fluctuations in amortization from period to period are the result of changes in foreign currency exchange rates.

Impairment of Indefinite-lived Intangible Assets Expense

During the second quarter of fiscal year 2009, we performed our annual impairment test of goodwill and indefinite-lived intangible assets in accordance with Statement of Financial Accounting Standards ("SFAS") No. 142, *Goodwill and Other Intangible Assets* ("SFAS No. 142"). Based on the results of this test, we determined that our goodwill was not impaired since the fair value of each reporting unit exceeded its carrying value. We also determined that each of the indefinite-lived intangible assets related to our homecare and cleaning product brands, with the exception of the indefinite-lived intangible asset related to the Carpet Fresh brand, was not impaired as of February 28, 2009. Due to the declines in profit margin and forecasted sales revenue for the Carpet Fresh brand, both of which occurred during the second quarter of fiscal year 2009, we concluded that the Carpet Fresh trade name was impaired by $2.8 million as of February 28, 2009. The decline in forecasted sales revenue for the Carpet Fresh brand resulted from our strategic decision to divert our research and development resources from our homecare and cleaning products to our multi-purpose maintenance products, the loss of distribution with a significant U.S. mass retail customer and assumed lower future foreign currency exchange rates in the U.K. and Australia. While some of these factors also impacted the indefinite-lived intangible assets related to our other homecare and cleaning product brands, they did not result in impairment to any of such other indefinite-lived intangible assets as of February 28, 2009.

During the third quarter of fiscal year 2009, we evaluated our indefinite-lived intangible assets and determined that indicators of potential impairment existed due to the fact that actual sales revenue for the Carpet Fresh, X-14,

2000 Flushes and Spot Shot brands did not meet our forecasted sales revenue for the quarter ended May 31, 2009, partially due to adverse economic conditions. As a result, we tested these indefinite-lived intangible assets for impairment and concluded that no impairment existed as of May 31, 2009.

During the fourth quarter of fiscal year 2009, we reevaluated our indefinite-lived intangible assets and determined that indicators of potential impairment existed related to the Carpet Fresh and X-14 brands due to a further decline in forecasted sales revenue as a result of additional lost distribution in the U.S. and further diversion of research and development resources from our homecare and cleaning products to our multi-purpose maintenance products. As a result, we tested the indefinite-lived intangible assets related to the Carpet Fresh and X-14 trade names for impairment and concluded that they were impaired by $3.3 million and $0.6 million, respectively, as of August 31, 2009. We determined that no indicators of impairment existed related to the Spot Shot and 2000 Flushes brands as of August 31, 2009. However, if significant marketing and other initiatives related to these brands are not successful, they could potentially become impaired.

Non-Operating Items

The following table summarizes non-operating income and expenses for our consolidated operations for the fiscal years ended August 31, 2009 and 2008 (in thousands):

	Fiscal Year Ended August 31,		
	2009	2008	Change
Interest expense, net	$ 2,064	$ 1,679	$ 385
Other income, net	$ 543	$ 982	$ (439)
Provision for income taxes	$12,037	$14,377	$(2,340)

Interest Expense, Net

Interest expense, net increased by $0.4 million for fiscal year 2009 compared to the prior fiscal year due primarily to a decrease in interest income due to lower interest rates during fiscal year 2009 compared to the prior fiscal year. Partially offsetting the lower interest income was a decrease in interest expense due to the lower principal balance on long-term borrowings resulting from the annual $10.7 million principal payments made in October 2008 and 2007.

Other Income, Net

Other income, net decreased by $0.4 million for fiscal year 2009 compared to the prior fiscal year due primarily to foreign currency exchange losses in the Europe segment.

Provision for Income Taxes

The provision for income taxes was 31.4% of income before income taxes for fiscal year 2009, a decrease from 34.2% for the prior fiscal year. The decrease in the effective tax rate was primarily due to a California tax law enacted during the second quarter of fiscal year 2009. The change resulted in the revaluation of our deferred tax assets and liabilities as of the law's effective date. The rate also decreased due to the impact of increasing income from foreign operations taxed at lower rates, benefits associated with the payout of a retired officer's life insurance policy, and the renewal of the research and development credit for the prior fiscal year's activities. The total impact of these items was a tax benefit of approximately $0.8 million for the fiscal year ended August 31, 2009.

Net Income

Net income was $26.3 million, or $1.58 per common share on a fully diluted basis, for fiscal year 2009 compared to $27.6 million, or $1.64 per common share on a fully diluted basis, for the prior fiscal year. The change in foreign currency exchange rates year over year had an unfavorable impact on net income for fiscal year 2009. On a constant currency basis, net income would have increased by $3.2 million, or 11%, for fiscal year 2009 compared to fiscal year 2008.

Fiscal Year Ended August 31, 2008 Compared to Fiscal Year Ended August 31, 2007

Operating Items

The following table summarizes operating data for our consolidated operations for the fiscal years ended August 31, 2008 and 2007 (in thousands, except percentages and per share amounts):

	Fiscal Year Ended August 31,			
			Change from Prior Year	
	2008	2007	Dollars	Percent
Net sales:				
Multi-purpose maintenance products	$235,898	$216,300	$ 19,598	9%
Homecare and cleaning products	81,220	91,516	(10,296)	(11)%
Total net sales	317,118	307,816	9,302	3%
Cost of products sold	168,848	158,954	9,894	6%
Gross profit	148,270	148,862	(592)	(0)%
Operating expenses	105,574	99,846	5,728	6%
Income from operations	$ 42,696	$ 49,016	$ (6,320)	(13)%
Net income	$ 27,622	$ 31,534	$ (3,912)	(12)%
Earnings per common share – diluted	$ 1.64	$ 1.83	$ (0.19)	(10)%

Net Sales by Segment

The following table summarizes net sales by segment for the fiscal years ended August 31, 2008 and 2007 (in thousands, except percentages):

	Fiscal Year Ended August 31,			
			Change from Prior Year	
	2008	2007	Dollars	Percent
Americas	$176,885	$187,146	$(10,261)	(5)%
Europe	110,504	96,485	14,019	15%
Asia-Pacific	29,729	24,185	5,544	23%
	$317,118	$307,816	$ 9,302	3%

Americas

The following table summarizes net sales by product line for the Americas segment for the fiscal years ended August 31, 2008 and 2007 (in thousands, except percentages):

	Fiscal Year Ended August 31,			
			Change from Prior Year	
	2008	2007	Dollars	Percent
Multi-purpose maintenance products	$111,368	$111,077	$ 291	0%
Homecare and cleaning products	65,517	76,069	(10,552)	(14)%
	$176,885	$187,146	$(10,261)	(5)%
% of consolidated net sales	**56%**	**61%**		

Sales in the Americas segment which includes the U.S., Canada and Latin America, decreased to $176.9 million, down $10.2 million, or 5%, for fiscal year 2008 compared to fiscal year 2007. Changes in foreign currency exchange rates for fiscal year 2008 compared to fiscal year 2007 positively impacted sales. Sales for fiscal year 2008 translated at exchange rates for fiscal year 2007 would have been $175.4 million in the Americas segment. Thus, on a constant currency basis, sales would have decreased by $11.7 million, or 6%, for fiscal year 2008 compared to fiscal year 2007.

Sales of multi-purpose maintenance products in the Americas were essentially flat for fiscal year 2008 compared to fiscal year 2007 due partially to decreased WD-40 sales in the U.S., where sales declined by 3%. WD-40 sales in the U.S. declined as customers reduced inventory levels and in-store promotional activities in response to the slowing U.S. economy. In addition, due to supply constraints related to the distribution of the WD-40 Smart Straw, promotional activities associated with the Company's conversion to the Smart Straw format scheduled for late fiscal year 2008 were delayed until fiscal year 2009. The decrease in WD-40 sales in the U.S. was offset by increased WD-40 sales in Latin America and Canada of 19% and 6%, respectively. Growth in Latin America was primarily due to new distribution and increased promotional activity, while growth in Canada was due to increased promotional activity during fiscal year 2008 compared to fiscal year 2007.

Sales of homecare and cleaning products in the Americas for fiscal year 2008 were down $10.6 million, or 14%, compared to fiscal year 2007 due primarily to declines in the U.S. where sales decreased across all homecare and cleaning product brands. These declines were the result of several factors, including decreased distribution, declining categories, the effect of competitive factors and temporary manufacturing disruptions, the latter of which resulted in lost sales of over $1.0 million.

For the Americas segment, 84% of sales came from the U.S., and 16% came from Canada and Latin America for fiscal year 2008, similar to the distribution for fiscal year 2007 when 86% of sales came from the U.S. and 14% came from Canada and Latin America.

Europe

The following table summarizes net sales by product line for the Europe segment for the fiscal years ended August 31, 2008 and 2007 (in thousands, except percentages):

	Fiscal Year Ended August 31,			
			Change from Prior Year	
	2008	2007	Dollars	Percent
Multi-purpose maintenance products	$ 99,826	$85,299	$14,527	17%
Homecare and cleaning products	10,678	11,186	(508)	(5)%
	$110,504	$96,485	$14,019	15%
% of consolidated net sales	**35%**	**31%**		

Sales in Europe increased to $110.5 million, up $14.0 million, or 15%, for fiscal year 2008 compared to fiscal year 2007. Changes in foreign currency exchange rates for fiscal year 2008 compared to fiscal year 2007 contributed to the growth of sales. Sales for fiscal year 2008 translated at the exchange rates in effect for fiscal year 2007 would have been $108.1 million in the Europe segment. Thus, on a constant currency basis, sales would have increased by $11.6 million, or 12%, for fiscal year 2008 compared to fiscal year 2007.

The countries in Europe where we sell through a direct sales force include the U.K., Spain, Portugal, Italy, France, Germany, the Netherlands, Denmark and Austria. Overall, sales from these direct markets increased 11% for fiscal year 2008 compared to fiscal year 2007 and accounted for 68% and 70% of the segment's sales for fiscal years 2008 and 2007, respectively. For fiscal year 2008, we experienced sales increases in U.S. dollars throughout the Europe segment as follows: France, 35%; Italy, 25%; the German sales region, 19% and Spain/Portugal, 9%, while we experienced a decrease in sales in the U.K. of 3% for fiscal year 2008 compared to fiscal year 2007.

The sales growth in France was the result of the continued growth of the WD-40 brand, including the WD-40 Smart Straw, as well as increased distribution of the 3-IN-ONE Professional line of products. The sales growth in Italy was also the result of increased awareness and penetration of the WD-40 brand and the continued growth of the WD-40 Smart Straw. The increased sales in the sales region which includes Germany, the Netherlands, Denmark and Austria were due to the continued growth and distribution of the WD-40 Smart Straw and the further development of direct sales in the region compared to fiscal year 2007. The increase in sales in Spain/Portugal was due to the continued growth and penetration of the WD-40 and 3-IN-ONE brands. The decrease in sales in the U.K. was due primarily to less promotional activity and increased competition related to the 1001 brand.

In the countries in which we sell through local distributors, sales increased 22% for fiscal year 2008 compared to fiscal year 2007 due primarily to the continued growth in Eastern and Northern Europe and the Middle East. The distributor market accounted for approximately 32% of the total Europe segment sales for fiscal year 2008 compared to 30% of total Europe segment sales for fiscal year 2007.

Asia-Pacific

The following table summarizes net sales by product line for the Asia-Pacific segment for the fiscal years ended August 31, 2008 and 2007 (in thousands, except percentages):

	Fiscal Year Ended August 31,			
			Change from Prior Year	
	2008	**2007**	**Dollars**	**Percent**
Multi-purpose maintenance products	$24,704	$19,924	$4,780	24%
Homecare and cleaning products	5,025	4,261	764	18%
	$29,729	$24,185	$5,544	23%
% of consolidated net sales	**9%**	**8%**		

In the Asia-Pacific segment, which includes Australia and Asia, sales increased to $29.7 million, up $5.5 million, or 23%, for fiscal year 2008 compared to fiscal year 2007. Changes in foreign currency exchange rates compared to the prior fiscal year contributed to the growth of sales. Sales for fiscal year 2008 translated at the exchange rates in effect for fiscal year 2007 would have been $28.1 million in the Asia-Pacific segment. Thus, on a constant currency basis, sales would have increased by $3.9 million, or 16%, for fiscal year 2008 compared to fiscal year 2007.

Sales in Australia increased 21% for fiscal year 2008 compared to fiscal year 2007 primarily due to sales growth of WD-40 and No Vac products. Sales of WD-40 were up as a result of the continuing broad distribution of the brand across all trade channels, while also benefiting from account specific promotional activity with key customers. No Vac sales were up as a result of promotional activity as well as increased distribution as the brand continued to gain market share in Australia's growing aerosol rug and room deodorizer category.

Sales in Asia increased 24% for fiscal year 2008 compared to fiscal year 2007 primarily due to increased WD-40 sales to customers across the entire region, including China, Indonesia, Korea, Taiwan and Malaysia. The increase in sales was the result of both increased promotional activity as well as the continued growth in awareness and penetration of the brand. Sales in China also benefited from the continued development of direct sales activity. Historically, we have sold to Asia through third-party marketing distributors. However, to accelerate the growth in this region, we began direct operations in China during fiscal year 2007. Sales across other parts of the Asian region were also up, including in the Philippines, Japan, India and Thailand.

Gross Profit

Gross profit was $148.3 million, or 46.8% of net sales, for fiscal year 2008, compared to $148.9 million, or 48.4% of net sales, for fiscal year 2007. As a percentage of net sales, gross profit decreased by 1.6 percentage points as we continued to experience increases in costs of products sold, which negatively affected gross margins in all of our regions. The rise in costs of products was due to the significant increase in costs for components and raw materials, including aerosol cans and petroleum-based products.

Losses associated with VML Company L.L.C. (VML), a former related-party contract manufacturer, also negatively impacted gross profit. These losses were the result of manufacturing inefficiencies at VML and were recorded as a component of cost of products sold.

In addition to rising costs and losses associated with VML, short-term costs associated with product conversions and sourcing changes in the U.S. also negatively impacted gross profit during fiscal year 2008. Product conversions related to WD-40 aerosol products and automatic-toilet bowl cleaners resulted in obsolete packaging and other components that were expensed in cost of products sold.

To combat the rise in costs discussed above, we implemented worldwide price increases on certain products. These price increases added approximately 1.1 percentage points to our gross margin percentage for fiscal year 2008. However, this benefit was more than offset by cost increases.

In general, shifts in product and customer mix, as well as the timing of advertising, promotional and other discounts, which are recorded as a reduction to sales, may cause fluctuations in gross margin percentage from period to period. Examples of advertising, promotional and other discounts include coupon redemptions, consideration and allowances given to retailers for space and/or favorable display positions in their stores, co-operative advertising and promotional activity, volume discounts and other one-time or ongoing incentives. During fiscal year 2008, advertising, promotional and other discounts increased compared to fiscal year 2007, negatively impacting gross margin by 0.8 percentage points. The increase in such discounts was due to the fact that a greater percentage of sales during fiscal year 2008 was subject to promotional allowances due to the overall increase in promotional activity.

Note that our gross margins may not be comparable to those of other reporting entities, since some entities include all costs related to distribution of their products in cost of products sold, whereas we exclude the portion associated with amounts paid to third parties for distribution to our customers from our contract manufacturers and include these costs in selling, general and administrative expenses. These costs totaled $18.1 million and $16.3 million for fiscal years 2008 and 2007, respectively.

Selling, General and Administrative Expenses

SG&A expenses for fiscal year 2008 increased to $83.8 million, or 26.4% of net sales, from $78.5 million, or 25.5% of net sales, for fiscal year 2007. The increase in SG&A expenses was largely attributable to increases in employee-related costs, outbound freight costs, the impact of foreign currency translation, professional services costs, stock-based compensation expense and other miscellaneous expenses. Employee-related costs, which include salaries, profit sharing, bonus and other fringe benefits, increased by $0.8 million for fiscal year 2008 compared to fiscal year 2007. This increase was primarily due to an increase in salaries and fringe benefit expenses of $2.0 million as a result of annual compensation increases and additional staffing to support the continued growth of international operations. Partially offsetting the increase in salaries and fringe benefit expenses was a decrease in the bonus accrual of $1.2 million, as many regions achieved lower profit and other performance metrics for fiscal year 2008 compared to fiscal year 2007. Outbound freight costs increased $1.5 million due to the increase in sales as well as higher fuel costs. Changes in foreign currency exchange rates year over year increased SG&A expenses by $1.3 million for fiscal year 2008. Thus, on a constant currency basis, SG&A expenses for fiscal year 2008 would have been $82.5 million for an increase of $4.0 million, or 5%, over fiscal year 2007. Costs for professional services increased $0.6 million due to increased legal and information technology costs. Stock-based compensation increased $0.5 million due to the increased number of stock options and restricted stock units granted in fiscal year 2008 compared to fiscal year 2007. In addition, other miscellaneous expenses increased $0.6 million in fiscal year 2008 compared to fiscal year 2007.

We continued our research and development investment in support of our focus on innovation and renovation. Research and development costs were $3.6 million in fiscal year 2008 compared to $3.8 million in fiscal year 2007.

Advertising and Sales Promotion Expenses

Advertising and sales promotion expenses were $19.8 million for fiscal year 2008, down from $20.7 million for fiscal year 2007 and, as a percentage of net sales, decreased to 6.3% for fiscal year 2008 from 6.7% for fiscal year 2007. The decrease was related to the timing of investment in advertising activities for fiscal year 2008 compared to fiscal year 2007. During fiscal year 2008, the Company invested in consumer broadcast and print media advertising to support the 1001 brand in the U.K., but had lower levels of marketing investment in the U.S., as the Company did not repeat its Spot Shot and WD-40 No-Mess Pen consumer broadcast advertising and print media, which the Company invested in during fiscal year 2007.

As a percentage of net sales, advertising and sales promotion expenses may fluctuate year to year based upon the type of marketing activities employed by the Company and the period in which the costs are incurred. The costs of certain promotional activities are required to be recorded as reductions to sales, while others remain in advertising and sales promotion expenses. During fiscal year 2008, total promotional costs recorded as reductions to sales were $18.9 million, up from $16.7 million for fiscal year 2007. Therefore, our total investment in advertising and sales promotion activities totaled $38.7 million and $37.4 million for fiscal years 2008 and 2007, respectively.

Amortization of Definite-lived Intangible Asset Expense

Amortization of our definite-lived intangible asset was $0.6 million for each of fiscal years 2008 and 2007. The amortization relates to the non-contractual customer relationships acquired in the 1001 acquisition completed by the Europe segment in fiscal year 2004. This intangible asset is being amortized on a straight-line basis over its estimated eight-year life.

Impairment of Indefinite-lived Intangible Assets

During the fourth quarter of fiscal year 2008, we determined that indicators of potential impairment existed related to the X-14 brand due to the decline in forecasted sales revenue resulting from management's fourth quarter strategic decision to withdraw a number of products from the grocery trade channel. As a result, we tested the X-14 trade name for impairment and concluded that it was impaired by $1.3 million.

Non-Operating Items

The following table summarizes non-operating income and expenses for our consolidated operations for the fiscal years ended August 31, 2008 and 2007 (in thousands):

	Fiscal Year Ended August 31,		
	2008	2007	Change
Interest expense, net	$ 1,679	$ 2,018	$ (339)
Other income, net	$ 982	$ 177	$ 805
Provision for income taxes	$14,377	$15,641	$(1,264)

Interest Expense, net

Interest expense, net decreased by $0.3 million for fiscal year 2008 compared to fiscal year 2007. Interest expense decreased due to the lower principal balance on long-term borrowings resulting from the annual $10.7 million principal payments made in October 2007 and 2006. The decrease in interest expense was partially offset by a decrease in interest income as a result of lower cash balances and interest rates during fiscal year 2008 compared to fiscal year 2007.

Other Income, net

Other income, net increased by $0.8 million for fiscal year 2008 compared to fiscal year 2007 due primarily to increased foreign currency exchange gains in the Europe segment for the year.

Provision for Income Taxes

The provision for income taxes was 34.2% of income before income taxes for fiscal year 2008, an increase from 33.2% for fiscal year 2007. The increase in the tax rate was primarily due to the one-time benefits from favorable rulings on foreign tax matters and significantly higher non-taxable interest income on municipal bond auction-rate securities in fiscal year 2007. These benefits were partially offset in fiscal year 2008 by the increased benefits of the Internal Revenue Code Section 199 deduction related to qualified domestic production activities and lower foreign tax rates.

Net Income

Net income was $27.6 million, or $1.64 per common share on a fully diluted basis, for fiscal year 2008, compared to $31.5 million, or $1.83 per common share on a fully diluted basis, for fiscal year 2007. The change in foreign currency exchange rates year over year had a positive impact of $0.8 million on net income for fiscal year 2008. Thus, on a constant currency basis, net income for fiscal year 2008 would have decreased by $4.7 million, or 15%, for fiscal year 2008 compared to fiscal year 2007.

Liquidity and Capital Resources

Overview

The Company's financial condition and liquidity remain strong. Net cash provided by operations was $34.6 million for the fiscal year ended August 31, 2009 compared to $29.7 million for the fiscal year ended August 31, 2008. Despite the recent liquidity issues experienced in the global credit and capital markets, we believe we are well positioned to weather the uncertainty due to our strong balance sheet and efficient business model, along with our growing and diversified global revenues. We are managing all aspects of our business including, but not limited to, monitoring the financial health of our customers, suppliers and other third-party relationships, implementing margin enhancement strategies and developing new opportunities for growth.

Our principal sources of liquidity are our existing cash and cash equivalents, cash generated from operations and cash available from our undrawn $10 million revolving credit facility, which was obtained in September 2008. At August 31, 2009, we had a total of $46.0 million in cash and cash equivalents. We believe that our existing cash and cash equivalents at August 31, 2009, the liquidity under our revolving credit facility and our anticipated cash flows from operations will be sufficient to meet the projected operating and capital requirements for our current business plans. We consider various factors when reviewing liquidity needs and plans for available cash on hand including: future debt, principal and interest payments, early debt repayment penalties, future capital expenditure requirements, future dividend payments (which are determined on a quarterly basis by the Company's Board of Directors), alternative investment opportunities, loan covenants and any other relevant considerations currently facing our business.

Our outstanding indebtedness under our original $75 million, 7.28% fixed-rate term loan was $32.1 million as of August 31, 2009. Outstanding borrowings under our term loan must be repaid in annual principal payments of $10.7 million, with the final payment due in October 2011. In accordance with the terms of the fixed-rate term loan, we are required to maintain minimum consolidated net worth greater than the sum of $57 million plus 25% of consolidated net income for each fiscal quarter beginning with the first fiscal quarter of 2002, plus proceeds of all equity securities other than those issued under the Company's prior stock option plan and current stock incentive plan. A consolidated fixed charge coverage ratio greater than 1.20 to 1.00 on the last day of any fiscal quarter must be maintained. The Company is also limited to a maximum ratio of funded debt to earnings before interest, taxes, depreciation and amortization (EBITDA) of 2.25 to 1.00.

The term loan agreement also limits the Company's ability, without prior approval from the Company's lenders, to incur additional unsecured indebtedness, sell, lease or transfer assets, place liens on properties, complete certain acquisitions, mergers or consolidations, enter into guarantee obligations, enter into related party transactions and make certain loan advances and investments.

The events of default under the fixed-rate term loan include the following:

- Failure to pay principal or interest when due;
- Failure to comply with covenants, representations and warranties or other terms and conditions under the credit agreements;
- Commencing any proceeding for bankruptcy, insolvency, reorganization, dissolution or liquidation; and
- The sale, transfer, abandonment, forfeiture or disposal of the WD-40 trademark or any other trademark used in a material product line.

In the event of default, the term loan may be due and callable immediately at the option of the holders.

The Company is in compliance with all debt covenants as required by the term loan agreement. The Company's cash balance has not been used to prepay the term loan due to certain prepayment penalties under the loan agreements.

In September 2008, we entered into an unsecured loan agreement for the aforementioned $10 million credit facility, which expires in October 2011. The proceeds of the new credit facility are available for general working capital purposes. The credit facility is currently undrawn, however, outstanding borrowings under the credit facility would accrue interest at either London Interbank Offered Rates ("LIBOR") plus 1.0 percent or the Bank's variable interest rate, as selected by the Company. The credit facility is subject to the same covenants as required by the term loan agreement.

On March 27, 2007, the Company's Board of Directors approved a share buy-back plan. As a result of the share buy-back plan, the Company's debt covenants related to its fixed-rate term loan were revised. Under the revised debt covenants, the aggregate payments for dividends and share repurchases by the Company are limited to $35 million, plus 75% of consolidated net income for each quarter beginning March 1, 2007.

Cash Flows

Operating Activities

Net cash provided by operating activities increased to $34.6 million for fiscal year 2009 from $29.7 million for the prior fiscal year. This increase was due to the increase in net income as adjusted for noncash items such as depreciation and amortization, impairment of indefinite-lived intangible assets and stock-based compensation, and the cash impact of changes in working capital.

Investing Activities

During fiscal year 2009, our cash outflows from investing activities were for capital expenditures, while our cash inflows were proceeds from the sales of property and equipment. Capital expenditures during fiscal year 2009 were primarily for machinery and equipment to enhance manufacturing efficiencies, computer equipment, software and vehicles. For fiscal year 2010, we expect to spend approximately $4.3 million for new capital assets largely driven by purchases of machinery and equipment to enhance manufacturing efficiencies, as well as purchases of computer equipment, software and vehicles.

Financing Activities

During fiscal year 2009, our cash outflows from financing activities consisted of the repayment of debt and dividend payments, while cash inflows consisted of proceeds from the issuance of common stock.

Working Capital

At August 31, 2009, working capital increased to $72.6 million, up $7.7 million from $64.9 million at August 31, 2008. The current ratio was 2.5 at August 31, 2009, up from 2.2 at August 31, 2008.

Current assets increased to $120.8 million at August 31, 2009, up $1.3 million from $119.5 million at August 31, 2008. Accounts receivable decreased to $48.1 million, down $1.2 million from $49.3 million at August 31, 2008, as a result of the timing of sales. Inventories decreased to $15.9 million, down $2.4 million from $18.3 million at August 31, 2008. Inventory levels were built up at August 31, 2008 due to new product introductions in the U.S. and the acquisition of inventory from one of our contract manufacturers.

Current liabilities were $48.2 million at August 31, 2009, down $6.4 million from $54.6 million at August 31, 2008. Accounts payable and accrued liabilities decreased by $8.9 million due to the timing of payments. Accrued payroll and related expenses increased $1.1 million primarily due to the increase in the bonus accrual since many regions achieved higher profit and other performance metrics for the fiscal year ended August 31, 2009 compared to the prior fiscal year. Income taxes payable increased $1.5 million due to the timing of payments for income taxes.

Dividends

On October 2, 2009, the Company's Board of Directors declared a cash dividend of $0.25 per share payable on October 30, 2009 to shareholders of record on October 16, 2009. Our ability to pay dividends could be affected by future business performance, liquidity, capital needs, alternative investment opportunities and loan covenants.

Contractual Obligations

The following table sets forth our best estimates as to the amounts and timing of minimum contractual payments for our most significant contractual obligations and commitments as of August 31, 2009 for the next five years and thereafter (in thousands). Future events could cause actual payments to differ significantly from these amounts.

	Total	1 year	2-3 years	4-5 years	Thereafter
Total debt	$32,143	$10,714	$21,429	$—	$—
Interest payments on debt	2,925	1,755	1,170	—	—
Operating leases	2,559	1,365	969	225	—
	$37,627	$13,834	$23,568	$ 225	$—

The following summarizes other commercial commitments as of August 31, 2009:

- The Company has relationships with various suppliers, or contract manufacturers, who manufacture the Company's products. Although the Company does not have any definitive minimum purchase obligations included in the contract terms with contract manufacturers, supply needs are communicated and the Company is committed to purchase the products produced based on sales forecasts provided to the contract manufacturers, ranging from two to five months. The Company is also obligated to purchase obsolete or slow-moving inventory.

- In addition to the commitments to purchase products from contract manufacturers described above, the Company may also enter into commitments with other manufacturers to purchase finished goods and components to support innovation initiatives and/or supply chain initiatives. As of August 31, 2009, such commitments totaled $1.4 million.

- The Company provides fixed retirement benefits to certain of its key executives under a supplemental employee retirement plan. Under the plan, the Company is committed to pay benefits to current retirees of approximately $0.1 million in each of fiscal years 2010 through 2012. Benefits payable to current employees vest upon retirement. As a result, the timing of payments and the total annual benefit payment amounts beyond fiscal year 2012 are uncertain. However, the Company has actuarially determined the present value of all future benefit payments to be $0.8 million as of August 31, 2009.

At August 31, 2009, the liability recorded for uncertain tax positions, excluding associated interest and penalties, was approximately $2.0 million pursuant to FIN 48. We have estimated that up to $0.2 million of unrecognized tax benefits related to income tax positions may be affected by the resolution of tax examinations or expiring statutes of limitation within the next twelve months. Since the ultimate amount and timing of other potential audit-related cash settlements cannot be predicted with reasonable certainty, liabilities for uncertain tax positions are excluded from the contractual obligations table above.

Stock-based Compensation

The Company records compensation expense associated with stock-based equity awards in accordance with SFAS No. 123R, *Share-Based Payment* (SFAS No. 123R). The Company adopted the modified prospective transition method provided under SFAS No. 123R effective September 1, 2005, and as a result, did not retroactively adjust results from prior periods. Under this transition method, compensation expense associated with stock-based equity awards recognized in fiscal years 2009, 2008 and 2007 included: 1) amortization of expense related to the remaining unvested portion of all stock-based equity awards granted prior to September 1, 2005, based on the grant date fair value estimated in accordance with the original provisions of SFAS No. 123, *Accounting for Stock-Based Compensation*; and 2) amortization of expense related to all stock-based equity awards granted on or subsequent to September 1, 2005, based on the grant date fair value estimated in accordance with the provisions of SFAS No. 123R. Compensation expense related to each stock-based equity award granted is amortized on a straight-line basis over the requisite service vesting period for the entire award. The total number of stock-based equity awards expected to vest is adjusted by estimated forfeiture rates. Compensation expense related to the Company's stock-based equity awards is recorded as a component of selling, general and administrative expenses in the Company's consolidated statements of operations.

Stock-based compensation expense related to the Company's stock-based equity awards totaled $2.7 million, $2.4 million and $1.9 million for the fiscal years ended August 31, 2009, 2008, and 2007, respectively. The Company recognized income tax benefits related to such stock-based compensation of $0.8 million, $0.7 million and $0.6 million for the fiscal years ended August 31, 2009, 2008 and 2007, respectively.

As of August 31, 2009, there was $0.9 million, and $1.6 million of unamortized compensation costs related to non-vested stock option awards and non-vested restricted stock awards, respectively. These costs are expected to be recognized over weighted-average periods of 1.0 year and 2.1 years, respectively.

In fiscal year 2010, the Company expects to primarily grant restricted stock units to employees. The Company has also evaluated the use of other forms of long-term stock-based compensation arrangements. As with all compensation arrangements, the award of stock-based compensation is subject to periodic review.

The Company's stock-based compensation is more fully described in Note – 12 Stock-based Compensation of the notes to the consolidated financial statements included in Item 15 of this report.

Critical Accounting Policies

The Company's results of operations and financial condition, as reflected in the Company's consolidated financial statements, have been prepared in accordance with accounting principles generally accepted in the United States of America. Preparation of financial statements requires management to make estimates and assumptions affecting the reported amounts of assets, liabilities, revenues and expenses and the disclosures of contingent assets and liabilities. Management uses historical experience and other relevant factors when developing estimates and assumptions. These estimates and assumptions are continually evaluated. Note 2 to the Company's consolidated financial statements included in Item 15 of this report includes a discussion of significant accounting policies. The accounting policies discussed below are the ones management considers critical to an understanding of the Company's consolidated financial statements because their application places the most significant demands on our judgment. The Company's financial results may have been different if different assumptions had been used or other conditions had prevailed. The Company's critical accounting policies have been reviewed with the Audit Committee of the Board of Directors.

Revenue Recognition

Sales are recognized as revenue at the time of delivery to the customer when risks of loss and title pass. Management must make judgments and certain assumptions in the determination of when delivery occurs. Through an analysis of end-of-period shipments, the Company determines an average time of transit that is used to estimate the time of delivery. Differences in judgments or estimates, such as the lengthening or shortening of the estimated delivery time used, could result in material differences in the timing of revenue recognition. Sales are recorded net of allowances for damaged goods and other sales returns, sales incentives, trade promotions and cash discounts.

Accounting for Sales Incentives

The Company records sales incentives as a reduction of sales in its consolidated statements of operations. The Company offers on-going trade promotion programs with customers, and consumer coupon programs that require the Company to estimate and accrue the expected costs of such programs. Programs include cooperative marketing programs, shelf price reductions, coupons, rebates, consideration and allowances given to retailers for space and/or favorable display positions in their stores and other promotional activity. Costs related to rebates, co-operative advertising and other promotional activity are recorded upon delivery of products to customers. Costs related to coupon offers are based upon historical redemption rates and are recorded as incurred, when coupons are circulated.

Estimated sales incentives are calculated and recorded at the time related sales are made and are based primarily on historical rates and consideration of recent promotional activities. The determination of sales incentive liabilities requires the Company to use judgment for estimates that include current and past trade-promotion spending patterns, status of trade-promotional activities and the interpretation of historical spending trends by customer and category. We review our assumptions and adjust our reserves quarterly. Our financial statements could be materially impacted if the actual promotion rates fluctuate from the estimated rate. If the Company's accrual estimates for sales incentives at August 31, 2009 were to differ by 10%, the impact on net sales would be approximately $0.6 million.

Allowance for Doubtful Accounts

The preparation of financial statements requires our management to make estimates and assumptions relating to the collectibility of our accounts receivable. Management specifically analyzes historical bad debts, customer credit worthiness, current economic trends and changes in our customer payment terms when evaluating the adequacy of the allowance for doubtful accounts.

Accounting for Income Taxes

Current income tax expense is the amount of income taxes expected to be payable for the current year. A deferred income tax liability or asset is established for the expected future tax consequences resulting from the differences in financial reporting and tax bases of assets and liabilities. A valuation allowance is provided if it is more likely than not that some or all of the deferred tax assets will not be realized. In addition to valuation allowances, the Company provides for uncertain tax positions when such tax positions do not meet the recognition thresholds or measurement standards prescribed by FIN 48. Amounts for uncertain tax positions are adjusted in periods when new information becomes available or when positions are effectively settled. In accordance with FIN 48, the Company recognizes accrued interest and penalties related to uncertain tax positions as a component of income tax expense.

U.S. federal income tax expense is provided on remittances of foreign earnings and on unremitted foreign earnings that are not indefinitely reinvested. U.S. federal income taxes and foreign withholding taxes are not provided when foreign earnings are indefinitely reinvested in accordance with APB Opinion No. 23, *Accounting for Income Taxes, Special Areas*. The Company determines whether its foreign subsidiaries will invest their undistributed earnings indefinitely based on the capital needs of the foreign subsidiaries. The Company reassesses this determination each reporting period. Changes to the Company's determination may be warranted based on the Company's experience as well as plans regarding future international operations and expected remittances.

Valuation of Goodwill and Other Indefinite-Lived Intangible Assets

The carrying values of goodwill and other indefinite-lived intangible assets are reviewed for possible impairment in accordance with SFAS No. 142. We assess possible impairments of goodwill and other intangible assets at least annually during our second fiscal quarter and otherwise when there is evidence that events or changes in circumstances indicate that an impairment condition may exist. In addition, indefinite-lived intangible assets are evaluated each reporting period to determine whether events and circumstances continue to support an indefinite useful life.

The Company tests for goodwill impairment based on the SFAS No. 142 goodwill impairment model which is a two-step process. First, the book value of the Company's net assets is compared to the fair value of the net assets of the reporting units that have goodwill assigned to them. If the fair value is determined to be less than book value, a second step is performed to compute the amount of impairment. In the second step, the implied fair value of goodwill is estimated as the fair value of the reporting unit used in the first step less the fair values of all other net tangible and intangible assets of the reporting unit. If the carrying amount of goodwill exceeds its implied fair value, an impairment loss is recognized in an amount equal to that excess, not to exceed the carrying amount of the goodwill. Any required impairment losses are recorded as a reduction in the carrying amount of the related asset and charged to results of operations.

The Company tests for impairment of intangible assets with indefinite useful lives based on a discounted cash flows approach that requires significant management judgment and estimates with respect to, among other considerations, forecasted sales revenue, advertising and promotional expenses, cost of products sold, gross margins, operating margins, the success of product innovations and introductions, customer retention, tax rates, terminal growth values and the selection of appropriate discount and royalty rates. Many of the factors used in assessing fair value are outside the control of management, and it is reasonably likely that assumptions and estimates will change in future periods. These changes could result in future impairments. For its indefinite-lived intangible assets, an impairment loss is recognized when the fair value of the asset is less than its carrying amount and is measured as the amount by which the asset's carrying amount exceeds its fair value.

Events and circumstances that we consider important which could trigger impairment include the following:

- Significant underperformance relative to historical or projected future operating results;
- Significant changes in the Company's strategy for its overall business or use of the acquired assets;
- Significant negative industry or economic trends;
- Significant decline in the Company's stock price for a sustained period;
- Decreased market capitalization relative to net book value;
- Unanticipated technological change or competitive activities;
- Loss of key distribution;
- Change in consumer demand;
- Loss of key personnel; and
- Acts by governments and courts.

When there is indication that the carrying value of intangible assets may not be recoverable based upon the existence of one or more of the above indicators, an impairment loss is recognized if the carrying amount of the asset exceeds its fair value. When there is an indication of impairment of goodwill, an impairment loss is recognized to the extent that the carrying amount of the goodwill exceeds its implied fair value.

During the second quarter of fiscal year 2009, we performed our annual impairment test of goodwill and indefinite-lived intangible assets in accordance with SFAS No. 142. Based on the results of this test, we determined that our goodwill was not impaired since the fair value of each reporting unit exceeded its carrying value by more than 10% as of February 28, 2009. We also determined that each of the indefinite-lived intangible assets related to our homecare and cleaning products, with the exception of the Carpet Fresh brand, was not impaired as of February 28, 2009. Due to the declines in profit margin and forecasted sales revenue for the Carpet Fresh brand, both of which occurred during the second quarter of fiscal year 2009, we concluded that the

Carpet Fresh trade name was impaired by $2.8 million as of February 28, 2009. The decline in forecasted sales revenue resulted from our strategic decision to divert our research and development resources from our homecare and cleaning products to our multi-purpose maintenance products, the loss of distribution with a significant U.S. mass retail customer and assumed lower future foreign currency exchange rates in the U.K. and Australia. While some of these factors also impacted the indefinite-lived intangible assets related to our other homecare and cleaning products, they did not result in impairment to any of such other indefinite-lived intangible assets as of February 28, 2009.

During the third quarter of fiscal year 2009, we evaluated our indefinite-lived intangible assets and determined that indicators of potential impairment existed due to the fact that actual sales revenue for the Carpet Fresh, X-14, Spot Shot and 2000 Flushes brands did not meet our forecasted sales revenue for the quarter ended May 31, 2009, partially due to adverse economic conditions. As a result, we tested these indefinite-lived intangible assets for impairment and concluded that no impairment existed as of May 31, 2009.

During the fourth quarter of fiscal year 2009, we reevaluated our indefinite-lived intangible assets and determined that indicators of potential impairment existed related to the Carpet Fresh and X-14 brands due to a further decline in forecasted sales revenue as a result of additional lost distribution in the U.S. and further diversion of research and development resources from our homecare and cleaning products to our multi-purpose maintenance products. As a result, we tested the indefinite-lived intangible assets related to the Carpet Fresh and X-14 trade names for impairment and concluded that they were impaired by $3.3 million and $0.6 million, respectively, as of August 31, 2009. As a result, the remaining carrying amounts of the Carpet Fresh and X-14 trade names were $2.8 million and $0.3 million, respectively, as of August 31, 2009.

As a result of lost distribution and our strategic decision to divert research and development resources from our Carpet Fresh and X-14 brands, forecasted sales revenue for these brands have declined. As a result, we concluded that the Carpet Fresh and X-14 trade names should no longer be considered to have indefinite lives. We determined the estimated remaining economic lives of the Carpet Fresh and X-14 trade names based on future forecasted cash flows for the brands. We expect that the Carpet Fresh and X-14 brands will generate cash flows for at least the next 13 years and 8 years, respectively, which are the periods over which these trade names will be amortized on a straight-line basis beginning in fiscal year 2010.

We determined that no indicators of impairment existed related to the Spot Shot and 2000 Flushes brands as of August 31, 2009. However, if significant marketing and other initiatives related to these brands are not successful, they could potentially become impaired.

We performed a sensitivity analysis on the significant assumptions and estimates used in the valuation of the indefinite-lived intangible assets related to the Spot Shot and 2000 Flushes brands as of August 31, 2009, and determined that a negative change in our significant assumptions and estimates would have resulted in the following potential impairment charges (the approximate impact of the change in each significant assumption and estimate assumes all other assumptions and estimates remain constant; in millions, except percentages):

Spot Shot	**Potential Impairment Charges**
75 basis point decrease in assumed royalty rate	$0.5
20% decrease in forecasted sales revenue	$0.9
2000 Flushes	
50 basis point decrease in assumed royalty rate	$0.9
10% decrease in forecasted sales revenue	$0.7

Negative changes in other assumptions and estimates, such as advertising and promotional expenses, cost of products sold, gross margins, operating margins, the success of product innovations and introductions, customer retention, development of new and/or alternative distribution channels, tax rates and terminal growth values, could result in further impairment.

We will continue to closely monitor events and circumstances that could result in impairment of the indefinite-lived intangible assets related to Spot Shot and 2000 Flushes brands. It is possible that changes in circumstances, existing at that time or at other times in the future, or in the numerous variables associated with the assumptions and estimates made by us in assessing the appropriate valuation of our indefinite-lived intangible assets, could in the future require us to record further impairment charges.

Recently Issued Accounting Pronouncements

In June 2009, the FASB confirmed that the FASB Accounting Standards Codification ("the Codification") will become the single official source of authoritative U.S. GAAP (other than guidance by the SEC), superceding all other accounting literature except that issued by the SEC. Beginning July 2009, only one level of authoritative U.S. GAAP exists. All other literature will be considered non-authoritative. The Codification does not change U.S. GAAP; instead, it introduces a new referencing system that is designed to be an easily accessible, user-friendly online research system. The Codification becomes effective for interim and annual periods ending on or after September 15, 2009. We will reference the Codification beginning in the first quarter of fiscal year 2010.

Effective September 1, 2008, we adopted the required portions of SFAS No. 157, *Fair Value Measurements* ("SFAS No. 157"), which had no impact on our consolidated financial statements. SFAS No. 157 currently applies to all financial assets and liabilities and those nonfinancial assets and liabilities that are recognized or disclosed at fair value on a recurring basis. The effective date of the provisions of SFAS No. 157 for nonfinancial assets and liabilities, except for items recognized at fair value on a recurring basis, was delayed by FASB Staff Position No. 157-2, *Effective Date of FASB Statement No. 157,* and is effective for our fiscal year beginning on September 1, 2009. We are currently evaluating the impact of the delayed portions of SFAS No. 157 on our consolidated financial position and results of operations. The adoption of the nondelayed portions of SFAS No. 157 is more fully described in Note 4 to the consolidated financial statements included in Item 15 of this report.

In June 2008, the FASB issued FASB Staff Position No. EITF 03-6-1, *Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities* ("FSP EITF 03-6-1"), which addresses whether instruments granted in share-based payment transactions are participating securities prior to vesting and, therefore, need to be included in the earnings allocation in computing earnings per share under the two-class method. Upon adoption, a company is required to retrospectively adjust its earnings per share data (including any amounts related to interim periods, summaries of earnings and selected financial data). FSP EITF 03-6-1 is effective for our fiscal year beginning on September 1, 2009, and interim periods within that year. We have evaluated FSP EITF 03-6-1 and do not expect it to have a material impact on our earnings per common share.

Related Parties

VML was formed in April 2001 at which time we acquired a 30% membership interest. VML made profit distributions to us and the 70% owner on a discretionary basis in proportion to each party's respective interest. VML served as one of our contract manufacturers for certain homecare and cleaning products and acted as a warehouse distributor for other products of the Company. During fiscal year 2008, VML acquired a significant new customer, resulting in manufacturing disruptions. In addition, VML filed for Chapter 11 bankruptcy in April 2009. As a result of these developments, we transitioned our sourcing to alternative suppliers to significantly reduce our reliance on VML as a manufacturer. We entered into a Settlement Agreement and Mutual General Release with VML effective July 1, 2009 and, thus, VML is no longer a related party.

Under FIN 46(R), *Consolidation of Variable Interest Entities (revised December 2003)—an interpretation of ARB No. 51*, VML qualified as a variable interest entity, and it had been determined that the Company was not the primary beneficiary. The Company's investment in VML was accounted for using the equity method of accounting, and its equity in earnings or losses of VML was recorded as a component of cost of products sold, as VML acted primarily as a contract manufacturer for the Company. The Company recorded equity losses related to its investment in VML of $0.4 million and $0.6 million for the fiscal years ended August 31, 2009 and 2008, respectively, and equity earnings of $0.1 million for the fiscal year ended August 31, 2007. Our investment in VML was written off in full as of February 28, 2009.

Cost of products sold which were purchased from VML, net of rebates and equity earnings or losses, were $11.7 million, $21.8 million, and $19.1 million for the fiscal years ended August 31, 2009, 2008, and 2007, respectively. The Company had product payables to VML of $0.5 million as of August 31, 2008. Additionally, the Company received rental income from VML, which was recorded as a component of other income, net in the Company's consolidated statements of operations.

Forward-Looking Statements

The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for certain forward-looking statements. This report contains forward-looking statements, which reflect the Company's current views with respect to future events and financial performance. These forward-looking statements are subject to certain risks and uncertainties. The words "aim," "believe," "expect," "anticipate," "intend," "estimate" and other expressions that indicate future events and trends identify forward-looking statements.

Actual future results and trends may differ materially from historical results or those anticipated depending upon factors including, but not limited to, the near-term growth expectations for multi-purpose maintenance products and homecare and cleaning products in the Americas, the impact of changes in product distribution, competition for shelf space, plans for product and promotional innovation, the impact of new product introductions on the growth of sales, the impact of customer mix and raw material, component and finished goods costs on gross margins, the impact of promotions on sales, the rate of sales growth in the Asia-Pacific region, direct European countries and Eastern and Northern Europe, the impact of changes in inventory management, the effect of future income tax provisions and audit outcomes on tax rates, the amount of future capital expenditures, foreign currency exchange rates and fluctuations in those rates, the effects of, and changes in, worldwide economic conditions, legal proceedings and the other risk factors identified in Item 1A. of this report.

Readers also should be aware that while the Company does, from time to time, communicate with securities analysts, it is against the Company's policy to disclose to them any material non-public information or other confidential commercial information. Accordingly, shareholders or readers should not assume that the Company agrees with any statement or report issued by any analyst irrespective of the content of the statement or report. Further, the Company has a policy against confirming financial forecasts or projections issued by others. Accordingly, to the extent that reports issued by securities analysts contain any projections, forecasts or opinions, such reports are not the responsibility of the Company.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

Foreign Currency Risk

The Company is exposed to a variety of risks, including foreign currency exchange rate fluctuations. In the normal course of business, the Company employs established policies and procedures to manage its exposure to fluctuations in foreign currency values.

The Company's U.K. subsidiary, whose functional currency is Pound Sterling, utilizes foreign currency forward contracts in accordance with Statement of Financial Accounting Standards No. 52, *Foreign Currency Translation*, to limit its exposure in converting cash and accounts receivable balances denominated in non-functional currencies. The principal currency affected is the Euro. The Company regularly monitors its foreign exchange exposures to ensure the overall effectiveness of its foreign currency hedge positions. While the Company engages in foreign currency hedging activity to reduce its risk, for accounting purposes, none of its foreign currency forward contracts are designated as hedges.

The Company has performed a sensitivity analysis related to its foreign currency forward contracts outstanding at August 31, 2009. If the foreign currency exchange rates relevant to those contracts were to change unfavorably by 10%, the Company would incur a loss of approximately $1.1 million.

Interest Rate Risk

As of August 31, 2009, the Company had $32.1 million remaining on an original $75 million, 7.28% fixed-rate term loan. Additionally, in September 2008, the Company entered into an unsecured loan agreement for a credit facility consisting of a $10 million revolving loan, which expires in October 2011. Although currently undrawn, any outstanding borrowings under the new credit facility would accrue interest at either LIBOR plus 1.0 percent or the Bank's variable interest rate, as selected by the Company. As a result of the fixed interest rate on the term loan, only the $10 million revolving line of credit is subject to interest rate fluctuations. Any significant increase in the LIBOR rate could have a material effect on interest expense incurred on any borrowings outstanding under the line of credit.

Item 8. Financial Statements and Supplementary Data

The Company's consolidated financial statements at August 31, 2009 and 2008 and for each of the three fiscal years in the period ended August 31, 2009, and the Report of Independent Registered Public Accounting Firm, are included in Item 15 of this report.

Quarterly Financial Information (Unaudited)

The following table sets forth certain unaudited quarterly consolidated financial information for each of the two fiscal years in the period ended August 31, 2009 (in thousands, except per share data):

Quarter Ended:	Net Sales	Gross Profit	Net Income	Diluted Earnings Per Common Share
November 30, 2008	$ 83,597	$ 38,737	$ 7,685	$0.46
February 28, 2009	61,837	30,645	4,083	0.25
May 31, 2009	68,816	34,995	6,897	0.41
August 31, 2009	77,752	40,156	7,622	0.46
	$292,002	$144,533	$26,287	$1.58
November 30, 2007	$ 79,150	$ 37,470	$ 6,230	$0.36
February 29, 2008	78,948	38,140	8,666	0.51
May 31, 2008	82,104	38,183	8,073	0.49
August 31, 2008	76,916	34,477	4,653	0.28
	$317,118	$148,270	$27,622	$1.64

Item 9. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure

Not applicable.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

The term "disclosure controls and procedures" is defined in Rules 13a-15(e) and 15d-15(e) promulgated under the Securities and Exchange Act of 1934 (Exchange Act). The term disclosure controls and procedures means controls and other procedures of a Company that are designed to ensure the information required to be disclosed by the Company in the reports that it files or submits under the Act is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by a Company in the reports that it files or submits under the Act is accumulated and communicated to the Company's management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosures. The Company's chief executive officer and chief financial officer have evaluated the effectiveness of the Company's disclosure controls and procedures as of August 31, 2009, the end of the period covered by this report (the Evaluation Date), and they have concluded that, as of the Evaluation Date, such controls and procedures were effective at ensuring that required information will be disclosed on a timely basis in the Company's reports filed under the Exchange Act. Although management believes the Company's existing disclosure controls and procedures are adequate to enable the Company to comply with its disclosure obligations, management continues to review and update such controls and procedures. The Company has a disclosure committee, which consists of certain members of the Company's senior management.

Management's Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, management conducted an evaluation of the effectiveness of its internal control over financial reporting based upon the framework in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on that evaluation, management concluded that its internal control over financial reporting is effective as of August 31, 2009.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PricewaterhouseCoopers LLP, independent registered public accounting firm, who audited and reported on the consolidated financial statements of WD-40 Company included in this report, has audited the effectiveness of WD-40 Company's internal control over financial reporting as of August 31, 2009, as stated in their report included in Item 15 of this report.

Changes in Internal Control over Financial Reporting

For the quarter ended August 31, 2009, there were no significant changes to the Company's internal control over financial reporting that materially affected, or would be reasonably likely to materially affect, its internal control over financial reporting.

Item 9B. Other Information

Not applicable.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

Certain information required by this item is set forth under the headings "Security Ownership of Directors and Executive Officers," "Nominees for Election as Directors," "Audit Committee" and "Section 16(a) Beneficial Ownership Reporting Compliance" in the Company's Proxy Statement to be filed with the Securities and Exchange Commission in connection with the 2009 Annual Meeting of Stockholders on December 8, 2009 ("Proxy Statement"), which information is incorporated by reference herein. Additional information concerning executive officers of the Registrant required by this item is included in this report following Item 4 of Part I under the heading, "Executive Officers of the Registrant".

The Registrant has a financial reporting code of ethics applicable to its principal executive officer, principal financial officer, principal accounting officer or controller and persons performing similar functions. A copy of the code of ethics applicable to such persons may be found on the Registrant's internet website on the Officers and Directors link from the Investors page at www.wd40company.com.

Item 11. Executive Compensation

Information required by this item is incorporated by reference to the Proxy Statement under the headings "Board of Directors Compensation," "Compensation Committee Interlocks and Insider Participation," "Compensation Discussion and Analysis," "Compensation Committee Report," "Executive Compensation," "Supplemental Death Benefit Plans and Supplemental Insurance Benefits" and "Change of Control Severance Agreements."

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Certain information required by this item is incorporated by reference to the Proxy Statement under the headings "Principal Security Holders" and "Security Ownership of Directors and Executive Officers."

The following table provides information regarding shares of the Company's common stock authorized for issuance under equity compensation plans as of August 31, 2009:

Equity Compensation Plan Information

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders	1,476,218[1]	$31.06[2]	2,583,024
Equity compensation plans not approved by security holders	n/a	n/a	n/a
	1,476,218[1]	$31.06[2]	2,583,024

(1) Includes 1,349,004 securities to be issued upon exercise of outstanding stock options and 127,214 securities to be issued pursuant to outstanding restricted stock units.

(2) Weighted average exercise price only applies to stock options outstanding of 1,349,004, which is included as a component of the number of securities to be issued upon exercise of outstanding options, warrants and rights.

Item 13. Certain Relationships and Related Transactions, and Director Independence

Information required by this item is incorporated by reference to the Proxy Statement under the headings "Director Independence" and "Audit Committee."

Item 14. Principal Accountant Fees and Services

Information required by this item is incorporated by reference to the Proxy Statement under the heading "Ratification of Appointment of Independent Registered Public Accounting Firm."

PART IV

Item 15. Exhibits, Financial Statement Schedules

(2) Financial statement schedules are omitted because they are not applicable or the required information is shown in the consolidated financial statements or notes thereto.

(3) Exhibits

Exhibit No.	Description
	Articles of Incorporation and Bylaws.
3(a)	Certificate of Incorporation, incorporated by reference from the Registrant's Form 10-K filed October 22, 2007, Exhibit 3(a) thereto.
3(b)	Bylaws, incorporated by reference from the Registrant's Form 8-K filed June 27, 2008, Exhibit 3.1 thereto.
	Material Contracts.
	Executive Compensation Plans and Arrangements (Exhibits 10(a) through 10(n) are management contracts and compensatory plans or arrangements required to be filed as exhibits pursuant to Item 15(b)).
10(a)	Form of WD-40 Company Supplemental Death Benefit Plan applicable to certain executive officers of the Registrant, incorporated by reference from the Registrant's Form 10-K filed October 22, 2007, Exhibit 10(a) thereto.
10(b)	WD-40 Directors' Compensation Policy and Election Plan dated October 14, 2008, incorporated by reference from the Registrant's Form 10-K filed October 23, 2008, Exhibit 10(b) thereto.
10(c)	Fourth Amended and Restated WD-40 Company 1990 Incentive Stock Option Plan.
10(d)	Form of Indemnity Agreement between the Registrant and its executive officers and directors, incorporated by reference from the Registrant's Form 10-K filed October 22, 2007, Exhibit 10(d) thereto.
10(e)	Third Amended and Restated WD-40 Company 1999 Non-Employee Director Restricted Stock Plan.
10(f)	Change of Control Severance Agreement between WD-40 Company and Garry O. Ridge dated February 14, 2006, incorporated by reference from the Registrant's Form 10-Q filed April 10, 2006, Exhibit 10(a) thereto.
10(g)	Change of Control Severance Agreement between WD-40 Company and Michael J. Irwin dated February 14, 2006, incorporated by reference from the Registrant's Form 10-Q filed April 10, 2006, Exhibit 10(b) thereto.

Exhibit No.	Description
10(h)	Change of Control Severance Agreement between WD-40 Company and Michael L. Freeman dated February 14, 2006, incorporated by reference from the Registrant's Form 10-Q filed April 10, 2006, Exhibit 10(c) thereto.
10(i)	Change of Control Severance Agreement between WD-40 Company and Geoffrey J. Holdsworth dated February 14, 2006, incorporated by reference from the Registrant's Form 10-Q filed April 10, 2006, Exhibit 10(d) thereto.
10(j)	Change of Control Severance Agreement between WD-40 Company and Graham P. Milner dated February 14, 2006, incorporated by reference from the Registrant's Form 10-Q filed April 10, 2006, Exhibit 10(e) thereto.
10(k)	Change of Control Severance Agreement between WD-40 Company and William B. Noble dated February 14, 2006, incorporated by reference from the Registrant's Form 10-Q filed April 10, 2006, Exhibit 10(f) thereto.
10(l)	Change of Control Severance Agreement between WD-40 Company and Jay Rembolt dated October 16, 2008, incorporated by reference from the Registrant's Form 10-K filed October 23, 2008, Exhibit 10(m) thereto.
10(m)	Amended and Restated Compensation Agreement between WD-40 Company and Geoff Holdsworth dated March 27, 2007, incorporated by reference from the Registrant's Form 10-Q filed April 9, 2007, Exhibit 10(a) thereto.
10(n)	WD-40 Company 2007 Stock Incentive Plan, incorporated by reference from the Registrant's Proxy Statement filed on November 8, 2007, Appendix A thereto.
21	Subsidiaries of the Registrant.
23	Consent of Independent Registered Public Accounting Firm dated October 16, 2009.
31(a)	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31(b)	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32(a)	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32(b)	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

WD-40 COMPANY
Registrant

/s/ JAY W. REMBOLT

JAY W. REMBOLT
Vice President and Chief Financial Officer
(Principal Financial and Accounting Officer)
Date 10/16/09

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

/s/ GARRY O. RIDGE

GARRY O. RIDGE
Chief Executive Officer and Director
(Principal Executive Officer)
Date 10/16/09

/s/ JOHN C. ADAMS

JOHN C. ADAMS, JR., Director
Date 10/16/09

/s/ GILES H. BATEMAN

GILES H. BATEMAN, Director
Date 10/16/09

/s/ PETER D. BEWLEY

PETER D. BEWLEY, Director
Date 10/16/09

/s/ RICHARD A. COLLATO

RICHARD A. COLLATO, Director
Date 10/16/09

/s/ MARIO L. CRIVELLO

MARIO L. CRIVELLO, Director
Date 10/16/09

/s/ LINDA A. LANG

LINDA A. LANG, Director
Date 10/16/09

/s/ NEAL E. SCHMALE

NEAL E. SCHMALE, Director
Date 10/16/09

[THIS PAGE INTENTIONALLY LEFT BLANK]

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of WD-40 Company:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of shareholders' equity and comprehensive income and of cash flows present fairly, in all material respects, the financial position of WD-40 Company and its subsidiaries at August 31, 2009 and August 31, 2008, and the results of their operations and their cash flows for each of the three years in the period ended August 31, 2009 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of August 31, 2009, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

As discussed in Note 2 of the consolidated financial statements, the Company changed its method of accounting for income taxes during the year ended August 31, 2008.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PRICEWATERHOUSECOOPERS LLP

San Diego, California
October 16, 2009

WD-40 Company
Consolidated Balance Sheets
(In thousands, except share and per share amounts)

	August 31, 2009	August 31, 2008
Assets		
Cash and cash equivalents	$ 45,956	$ 41,983
Trade accounts receivable, less allowance for doubtful accounts of $694 and $486 as of August 31, 2009 and 2008, respectively	48,061	49,271
Product held at contract packagers	1,797	2,453
Inventories	15,858	18,280
Current deferred tax assets, net	4,369	4,045
Other current assets	4,736	3,453
Total current assets	120,777	119,485
Property, plant and equipment, net	10,930	11,309
Goodwill	95,424	95,909
Other intangible assets, net	32,205	39,992
Investment in related party	—	435
Other assets	3,281	3,543
Total assets	$262,617	$270,673
Liabilities and Shareholders' Equity		
Accounts payable	$ 12,529	$ 22,985
Accounts payable to related party	—	547
Accrued liabilities	15,233	13,143
Current portion of long-term debt	10,714	10,714
Accrued payroll and related expenses	7,168	6,084
Income taxes payable	2,570	1,090
Total current liabilities	48,214	54,563
Long-term debt	21,429	32,143
Long-term deferred tax liabilities, net	16,868	16,876
Deferred employee benefits and other long-term liabilities	3,159	3,099
Total liabilities	89,670	106,681
Commitments and contingencies (Notes 8, 9, 10 and 15)		
Shareholders' equity:		
Common stock — authorized 36,000,000 shares, $0.001 par value; 18,093,879 and 18,041,715 shares issued at August 31, 2009 and 2008, respectively; and 16,530,381 and 16,478,217 shares outstanding at August 31, 2009 and 2008, respectively	18	18
Additional paid-in capital	86,729	82,647
Retained earnings	138,367	128,627
Accumulated other comprehensive (loss) income	(2,101)	2,766
Common stock held in treasury, at cost — 1,563,498 shares as of August 31, 2009 and 2008	(50,066)	(50,066)
Total shareholders' equity	172,947	163,992
Total liabilities and shareholders' equity	$262,617	$270,673

The accompanying notes are an integral part of these consolidated financial statements.

WD-40 Company
Consolidated Statements of Operations
(In thousands, except per share amounts)

	Fiscal Year Ended August 31,		
	2009	2008	2007
Net sales	$ 292,002	$ 317,118	$ 307,816
Cost of products sold (including cost of products acquired from related party of $11,675, $21,757 and $19,067 for fiscal years 2009, 2008 and 2007, respectively)	147,469	168,848	158,954
Gross profit	144,533	148,270	148,862
Operating expenses:			
Selling, general and administrative	78,051	83,800	78,520
Advertising and sales promotion	19,459	19,837	20,743
Amortization of intangible asset	468	597	583
Impairment of indefinite-lived intangible assets	6,710	1,340	—
Total operating expenses	104,688	105,574	99,846
Income from operations	39,845	42,696	49,016
Other (expense) income:			
Interest expense, net of interest income of $428, $1,602 and $2,093 for fiscal years 2009, 2008 and 2007, respectively	(2,064)	(1,679)	(2,018)
Other income, net	543	982	177
Income before income taxes	38,324	41,999	47,175
Provision for income taxes	12,037	14,377	15,641
Net income	$ 26,287	$ 27,622	$ 31,534
Earnings per common share:			
Basic	$ 1.59	$ 1.66	$ 1.85
Diluted	$ 1.58	$ 1.64	$ 1.83
Shares used in per share calculations:			
Basic	16,503,265	16,637,740	17,077,780
Diluted	16,655,699	16,815,361	17,271,242

The accompanying notes are an integral part of these consolidated financial statements.

WD-40 Company
Consolidated Statements of Shareholders' Equity and Comprehensive Income
(In thousands, except share and per share amounts)

	Common Stock		Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock		Total Shareholders' Equity	Total Comprehensive Income
	Shares	Amount				Shares	Amount		
Balance at August 31, 2006	17,510,668	$17	$62,322	$103,335	$ 5,083	534,698	$(15,026)	$155,731	
Issuance of common stock upon exercises of stock options	368,735	1	9,753					9,754	
Stock-based compensation			1,820					1,820	
Tax benefit from exercises of stock options			842					842	
Issuance of restricted common stock	3,896							—	
Amortization of unearned stock-based compensation related to restricted stock			99					99	
Cash dividends ($0.97 per share)				(16,609)				(16,609)	
Acquisition of treasury stock						500,000	(17,320)	(17,320)	
Adjustment to initially apply SFAS No. 158, net of tax provision of $53					(89)			(89)	
Foreign currency translation adjustment, net of tax provision of $51					2,510			2,510	$ 2,510
Net income				31,534				31,534	31,534
Balance at August 31, 2007	17,883,299	18	74,836	118,260	7,504	1,034,698	(32,346)	168,272	$34,044
Issuance of common stock upon exercises of stock options	158,416		4,208					4,208	
Stock-based compensation			2,277					2,277	
Tax benefit from exercises of stock options, net of impact of post-vesting expirations of stock options			330					330	
Amortization of unearned stock-based compensation related to restricted stock			121					121	
Cash dividends ($1.00 per share)				(16,691)				(16,691)	
Acquisition of treasury stock						528,800	(17,720)	(17,720)	
Cumulative effect of adopting FIN 48				(564)				(564)	
Foreign currency translation adjustment, net of tax benefit of $12					(4,827)			(4,827)	$ (4,827)
Issuance of restricted stock units to settle supplemental employee retirement plan obligations			875		89			964	89
Net income				27,622				27,622	27,622
Balance at August 31, 2008	18,041,715	18	82,647	128,627	2,766	1,563,498	(50,066)	163,992	$22,884
Issuance of common stock upon exercises of stock options and conversions of restricted stock units to common shares	52,164		1,296					1,296	
Stock-based compensation			2,612					2,612	
Tax benefit from exercises of stock options and conversions of restricted stock units to common shares			98					98	
Amortization of unearned stock-based compensation related to restricted stock			76					76	
Cash dividends ($1.00 per share)				(16,547)				(16,547)	
Foreign currency translation adjustment, net of tax provision of $16					(4,867)			(4,867)	$ (4,867)
Net income				26,287				26,287	26,287
Balance at August 31, 2009	18,093,879	$18	$86,729	$138,367	$(2,101)	1,563,498	$(50,066)	$172,947	$21,420

The accompanying notes are an integral part of these consolidated financial statements.

WD-40 Company
Consolidated Statements of Cash Flows
(In thousands)

	Fiscal Year Ended August 31,		
	2009	2008	2007
Operating activities:			
Net income	$ 26,287	$ 27,622	$ 31,534
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	3,727	3,827	3,649
Impairment of indefinite-lived intangible assets	6,710	1,340	—
Net gains on sales and disposals of property and equipment	(17)	(41)	(23)
Deferred income tax expense	(266)	911	2,336
Excess tax benefits from exercises of stock options and conversions of restricted stock units to common shares	(101)	(294)	(741)
Distributions received and equity losses (earnings) from related party, net	435	580	(43)
Stock-based compensation	2,688	2,398	1,919
Provision for bad debts	500	782	585
Unrealized foreign currency exchange gains, net	(696)	(1,697)	(48)
Changes in assets and liabilities:			
Trade accounts receivable	(1,349)	(4,062)	(1,966)
Product held at contract packagers	632	(969)	(53)
Inventories	2,034	(5,375)	2,392
Other assets	(1,643)	(281)	1,362
Accounts payable and accrued expenses and liabilities	(6,669)	1,085	10,365
Accounts payable to related party	547	959	1,043
Income taxes payable	1,732	1,571	(984)
Deferred employee benefits and other long-term liabilities	77	1,346	246
Net cash provided by operating activities	34,628	29,702	51,573
Investing activities:			
Capital expenditures	(3,008)	(5,752)	(2,561)
Proceeds from sales of property and equipment	255	215	319
Purchases of marketable securities	—	(76,175)	(224,675)
Proceeds from sales of marketable securities	—	76,175	224,675
Proceeds from collections on note receivable	—	—	25
Net cash used in investing activities	(2,753)	(5,537)	(2,217)
Financing activities:			
Repayments of long-term debt	(10,714)	(10,714)	(10,714)
Proceeds from issuance of common stock	1,296	4,208	9,754
Excess tax benefits from exercises of stock options and conversions of restricted stock units to common shares	101	294	741
Dividends paid	(16,547)	(16,691)	(16,609)
Treasury stock purchases	—	(17,720)	(17,320)
Net cash used in financing activities	(25,864)	(40,623)	(34,148)
Effect of exchange rate changes on cash and cash equivalents	(2,038)	(2,637)	664
Net increase (decrease) in cash and cash equivalents	3,973	(19,095)	15,872
Cash and cash equivalents at beginning of period	41,983	61,078	45,206
Cash and cash equivalents at end of period	$ 45,956	$ 41,983	$ 61,078
Supplemental cash flow information:			
Cash paid for:			
Interest and bank fees	$ 2,697	$ 3,507	$ 4,118
Income taxes, net of tax refunds received	$ 9,818	$ 9,867	$ 13,501

The accompanying notes are an integral part of these consolidated financial statements.

WD-40 COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1. The Company

WD-40 Company ("the Company") , based in San Diego, California, is a global consumer products company dedicated to delivering unique, high value and easy-to-use solutions for a wide variety of maintenance needs of "doer" and "on-the-job" users by leveraging and building the brand fortress of the Company. The Company markets two multi-purpose maintenance product brands, WD-40® and 3-IN-ONE® Oil, and eight homecare and cleaning product brands, X-14® mildew stain remover and automatic toilet bowl cleaners, 2000 Flushes® automatic toilet bowl cleaners, Carpet Fresh® and No Vac® rug and room deodorizers, Spot Shot® aerosol and liquid carpet stain removers, 1001® carpet and household cleaners and rug and room deodorizers and Lava® and Solvol® heavy-duty hand cleaners.

The Company's brands are sold in various locations around the world. Multi-purpose maintenance products are sold worldwide in markets such as North, Central and South America, Asia, Australia and the Pacific Rim, Europe, the Middle East and Africa. Homecare and cleaning products are sold primarily in North America, the U.K., Australia and the Pacific Rim.

Note 2. Basis of Presentation and Summary of Significant Accounting Policies

Basis of Presentation

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All intercompany transactions and balances have been eliminated.

Reclassifications

Certain reclassifications have been made to the prior year financial statements to conform to the current year presentation.

Correction of an Error

During the fiscal year ended August 31, 2009, the Company determined that in prior periods the unrealized foreign currency exchange gains, net were improperly included in the effect of exchange rate changes on cash and cash equivalents as well as within the various changes in assets and liabilities in the operating activities section of the consolidated statements of cash flows, rather than as a non-cash reconciling item from net income to net cash provided by operating activities in the consolidated statements of cash flows. The Company has corrected this error for all periods presented resulting in an increase of $0.3 million and a decrease of $0.1 million to net cash provided by operating activities for the fiscal years ended August 31, 2008 and 2007, respectively, with corresponding changes in the effect of exchange rate changes on cash and cash equivalents. This error did not have a material impact on the consolidated statements of cash flows for the years ended August 31, 2008 and 2007 and did not have any impact on the consolidated balance sheets, consolidated statements of operations or the consolidated statements of shareholders' equity and comprehensive income as of and for the fiscal years ended August 31, 2008 and 2007.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Sales Concentration

Wal-Mart Stores, Inc. is a significant U.S. mass retail customer and offers a variety of the Company's products. Sales to U.S. Wal-Mart stores accounted for approximately 7 percent of the Company's consolidated net sales in each of fiscal years 2009 and 2008 and 9 percent of the Company's consolidated net sales in fiscal year 2007. Excluding sales to U.S. Wal-Mart stores, sales to affiliates of Wal-Mart worldwide accounted for approximately 3 percent of the Company's consolidated net sales for fiscal years 2009 and 2008 and 4 percent of the Company's consolidated net sales for fiscal year 2007. Accounts receivable from Wal-Mart stores and its affiliates accounted for approximately 9 percent and 8 percent of the Company's consolidated accounts receivable balances at August 31, 2009 and 2008, respectively.

Cash and Cash Equivalents

Cash equivalents are highly liquid investments purchased with an original maturity of three months or less.

Marketable Securities

Historically, the Company has invested in interest-bearing short-term investments, some of which consisted of investment-grade auction rate securities classified as available-for-sale and reported at fair value. Although these investments generally had stated maturities of 13 months to 30 years, this type of investment was designed to provide liquidity through an auction process that reset the applicable interest rates at predetermined periods ranging from 7 to 35 days. This reset mechanism was intended to allow existing investors to continue to own their respective interest in the auction rate security or to gain immediate liquidity by selling their interests at par value. The Company liquidated the last of its investment-grade auction rate securities at par value through successful auctions in May 2008. As of August 31, 2009 and 2008, the Company did not hold any auction rate securities or other short-term investments.

Trade Accounts Receivable and Allowance for Doubtful Accounts

Trade accounts receivable are recorded at the invoiced amount and do not bear interest. The allowance for doubtful accounts is the Company's best estimate of the amount of probable credit losses in existing accounts receivable. The Company determines the allowance based on historical write off experience and by industry and regional economic data. Account balances are charged off against the allowance when the Company believes it is probable that the receivable will not be recovered. The Company does not have any off-balance sheet credit exposure related to its customers.

Changes in the allowance for doubtful accounts for the fiscal years ended August 31, 2009, 2008 and 2007 are summarized below (in thousands):

	Balance at Beginning of Year	Additions Charged to Costs and Expenses	Deductions*	Balance at End of Year
Fiscal year ended August 31, 2007	$762	$585	$978	$369
Fiscal year ended August 31, 2008	$369	$782	$665	$486
Fiscal year ended August 31, 2009	$486	$500	$292	$694

* Net write-offs recoveries of doubtful accounts

Product Held at Contract Packagers

The manufacturing of the Company's products is outsourced to contract packagers. These contract packagers package products to rigid specifications and, upon order from the Company, ship ready-to-sell inventory to the Company's customers. The Company transfers certain raw materials and product components to these contract packagers for use in the manufacturing process. Packagers are obligated to pay the Company for the raw materials and components upon receipt. Amounts receivable as of the balance sheet date are reported as product held at contract packagers in the accompanying consolidated balance sheets.

Inventories

Inventories are stated at the lower of cost (as determined based on the average cost method) or market. When necessary, the Company provides allowances to adjust the carrying value of its inventory to the lower of cost or market, including any costs to sell or dispose. Appropriate consideration is given to obsolescence, excessive inventory levels, product deterioration and other factors in evaluating net realizable value for the purposes of determining the lower of cost or market.

Property, Plant and Equipment

Property, plant and equipment is stated at cost. Depreciation is computed using the straight-line method based upon estimated useful lives of ten to thirty years for buildings and improvements, three to fifteen years for machinery and equipment, five years for vehicles, three to ten years for furniture and fixtures and three to five years for software and computer equipment. Depreciation expense totaled $2.8 million for each of fiscal years 2009 and 2008 and $2.6 million for fiscal year 2007. These amounts include factory depreciation expense recognized as cost of products sold totaling $1.3 million, $0.9 million and $0.8 million for fiscal years 2009, 2008, and 2007, respectively.

Software Development Costs

The Company capitalizes qualifying software costs, which are incurred during the application development stage, and amortizes them over their estimated useful lives of three to five years. The Company capitalized $0.2 million, $0.1 million and $0.2 million in fiscal years 2009, 2008 and 2007, respectively. Capitalized software costs are included in property, plant and equipment in the accompanying consolidated balance sheets. Amortization expense totaled $0.2 million, $0.3 million and $0.4 million in fiscal years 2009, 2008 and 2007, respectively.

Goodwill and Other Intangible Assets

Goodwill represents the excess of the purchase price over the fair value of tangible and intangible assets acquired. Other intangible assets consist of trade names and non-contractual customer relationships. Trade names are not being amortized as they have been determined to have indefinite lives. Non-contractual customer relationships are being amortized on a straight-line basis over their estimated useful lives of eight years.

The carrying values of goodwill and other indefinite-lived intangible assets are reviewed for possible impairment in accordance with Statement of Financial Accounting Standards ("SFAS") No. 142, *Goodwill and Other Intangible Assets* ("SFAS No. 142"). The Company assesses possible impairments of goodwill and other intangible assets at least annually during its second fiscal quarter and otherwise when there is evidence that events or changes in circumstances indicate that an impairment condition may exist. In addition, indefinite-lived intangible assets are evaluated each reporting period to determine whether events and circumstances continue to support an indefinite useful life.

The Company tests for goodwill impairment based on the SFAS No. 142 goodwill impairment model which is a two-step process. First, the book value of the Company's net assets is compared to the fair value of the net assets of the reporting units that have goodwill assigned to them. If the fair value is determined to be less than book value, a second step is performed to compute the amount of impairment. In the second step, the implied fair value of goodwill is estimated as the fair value of the reporting unit used in the first step less the fair values of all other net tangible and intangible assets of the reporting unit. If the carrying amount of goodwill exceeds its implied fair value, an impairment loss is recognized in an amount equal to that excess, not to exceed the carrying amount of the goodwill. Any required impairment losses are recorded as a reduction in the carrying amount of the related asset and charged to results of operations.

The Company tests for impairment of intangible assets with indefinite useful lives based on a discounted future cash flows approach that requires significant management judgment and estimates with respect to, among other considerations, forecasted sales revenue, advertising and promotional expenses, cost of products sold, gross margins, operating margins, the success of product innovations and introductions, customer retention, tax rates, terminal growth values and the selection of appropriate discount and royalty rates.

In addition to the annual impairment tests, goodwill and intangible assets with indefinite lives are evaluated each reporting period. Goodwill is evaluated each reporting period to determine whether events and circumstances would more likely than not reduce the fair value of a reporting unit below its carrying value. Indefinite-lived intangible assets are evaluated each reporting period to determine whether events and circumstances continue to support an indefinite useful life and to determine whether any indicators of impairment exist. Indicators such as underperformance relative to historical or projected future operating results, changes in the Company's strategy for its overall business or use of acquired assets, unexpected negative industry or economic trends, decline in the Company's stock price for a sustained period, decreased market capitalization relative to net book values, unanticipated technological change or competitive activities, loss of key distribution, change in consumer demand, loss of key personnel and acts by governments and courts may signal that an asset has become impaired.

Definite-lived intangible assets are amortized on a straight-line basis over their estimated useful lives and are evaluated each reporting period to determine whether events and circumstances indicate that their carrying amounts may not be recoverable and/or their remaining useful lives may no longer be appropriate.

Long-lived Assets

The Company assesses potential impairments to its long-lived assets when there is evidence that events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Any required impairment loss would be measured as the amount by which the asset's carrying value exceeds its fair value, which is the amount at which the asset could be bought or sold in a current transaction between willing parties, and would be recorded as a reduction in the carrying value of the related asset and a charge to results of operations. An impairment loss would be recognized when the sum of the expected future undiscounted net cash flows is less than the carrying amount of the asset. No material impairments to its long-lived assets have been identified by the Company.

Fair Value of Financial Instruments

The Company's financial instruments include cash equivalents, trade accounts receivable, accounts payable, foreign currency exchange contracts and debt. Periodically, the Company's financial instruments may also include short-term investments. The carrying amounts of these instruments, with the exception of debt, approximate their fair values due to their short-term maturities.

The fair value of the Company's debt was approximately $33.8 million and $44.7 million at August 31, 2009 and 2008, respectively, based on discounted future cash flows using current market interest rates.

Concentration of Credit Risk

Financial instruments, which potentially subject the Company to significant concentrations of credit risk, consist principally of cash and cash equivalents and trade accounts receivable. The Company's policy is to place its cash in high credit quality financial institutions, in investments that include operating and money market accounts and, periodically, marketable securities. The Company's trade accounts receivable are primarily derived from customers located in North America, South America, Asia-Pacific and Europe. Additionally, the Company limits its credit exposure from trade accounts receivable by performing on-going credit evaluations of customers, as well as insuring its trade accounts receivable in selected markets.

Insurance Coverage

The Company carries insurance policies to cover insurable risks such as property damage, business interruption, product liability, workers' compensation and other risks, with coverage and other terms which it believes to be adequate and appropriate. These policies may be subject to applicable deductible or retention amounts, coverage limitations and exclusions. The Company does not maintain self-insurance with respect to its material risks; therefore, the Company has not provided for self-insurance reserves as of August 31, 2009 and 2008.

Revenue Recognition

Sales are recognized as revenue at the time of delivery to the customer when risks of loss and title pass. Sales are recorded net of allowances for damaged goods and other sales returns, sales incentives, trade promotions and cash discounts.

The Company records sales incentives as a reduction of sales in its consolidated statements of operations. The Company offers on-going trade promotion programs with customers, and consumer coupon programs that require the Company to estimate and accrue the expected costs of such programs. Programs include cooperative marketing programs, shelf price reductions, coupons, rebates, consideration and allowances given to retailers for space and/or favorable display positions in their stores and other promotional activity. Costs related to rebates, co-operative advertising and other promotional activity are recorded upon delivery of products to customers. Costs related to coupon offers are based upon historical redemption rates and are recorded as incurred, when coupons are circulated.

Cost of Products Sold

The components of cost of products sold primarily include the cost of products manufactured on the Company's behalf by its contract packagers, net of volume and other rebates. Cost of products sold also includes the costs to manufacture WD-40 concentrate, which include direct labor, direct materials and supplies; in-bound freight costs related to purchased raw materials; and depreciation of machinery and equipment used in the manufacturing process.

Selling, General and Administrative Expenses

The components of selling, general and administrative expenses include costs related to selling the Company's products, such as the cost of the sales force and related sales and broker commissions; freight paid to third-party companies to distribute finished goods from the Company's contract packagers to its customers; other general and administrative costs related to the Company's business such as general overhead, legal and accounting fees, insurance, and depreciation; and other employee-related costs to support marketing, human resources, finance, supply chain, information technology and research and development activities.

Shipping and Handling Costs

Shipping and handling costs included in selling, general and administrative expenses were $13.3 million, $18.1 million and $16.4 million for fiscal years 2009, 2008 and 2007, respectively.

Advertising and Sales Promotion Expenses

The Company's policy is to expense advertising and sales promotion expenses as incurred. Advertising and sales promotion expenses include costs for advertising (television, print media and internet), coupon insertion, consumer promotion, product demonstrations, public relations, agency costs, package design expenses and market research costs.

Research and Development

The Company is involved in research and development efforts that include the continual development of new products and the improvement of existing products. All research and development costs are expensed as incurred and are included in selling, general and administrative expenses. Research and development expenses were $4.8 million, $3.6 million and $3.8 million in fiscal years 2009, 2008 and 2007, respectively. These expenses include general research and development activities, as well as internal staff, overhead, design testing, market research and consultants.

Income Taxes

Current income tax expense is the amount of income taxes expected to be payable for the current year. A deferred income tax liability or asset is established for the expected future tax consequences resulting from the differences in financial reporting and tax bases of assets and liabilities. A valuation allowance is provided if it is more likely than not that some or all of the deferred tax assets will not be realized. In addition to valuation allowances, the Company provides for uncertain tax positions when such tax positions do not meet the recognition thresholds or measurement standards prescribed by Financial Accounting Standards Board ("FASB") Interpretation No. 48, *Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109* ("FIN 48"), which was adopted by the Company effective September 1, 2007. Amounts for uncertain tax positions are adjusted in periods when new information becomes available or when positions are effectively settled. In accordance with FIN 48, the Company recognizes accrued interest and penalties related to uncertain tax positions as a component of income tax expense.

U.S. federal income tax expense is provided on remittances of foreign earnings and on unremitted foreign earnings that are not indefinitely reinvested. U.S. federal income taxes and foreign withholding taxes are not provided when foreign earnings are indefinitely reinvested in accordance with Accounting Principles Board Opinion No. 23, *Accounting for Income Taxes, Special Areas*. The Company determines whether its foreign subsidiaries will invest their undistributed earnings indefinitely based on the capital needs of the foreign subsidiaries and reassesses this determination each reporting period. Changes to the Company's determination may be warranted based on the Company's experience as well as plans regarding future international operations and expected remittances.

Foreign Currency

Assets and liabilities of the Company's foreign subsidiaries are translated into U.S. dollars at exchange rates in effect at the balance sheet date. Income and expense items are translated at the average exchange rates prevailing during the period. Gains and losses from translation are included in accumulated other comprehensive income or loss. Gains or losses resulting from foreign currency transactions (transactions denominated in a currency other than the entity's functional currency) are included in the Company's consolidated statements of operations as other (expense) income. Aggregate foreign currency transaction losses were $499,000, $768,000 and $38,000 for the fiscal years ended August 31, 2009, 2008 and 2007, respectively.

In the normal course of business, the Company employs established policies and procedures to manage its exposure to fluctuations in foreign currency values. The Company's U.K. subsidiary, whose functional currency is Pound Sterling, utilizes foreign currency forward contracts to limit its exposure in converting cash and accounts receivable balances denominated in non-functional currencies. The principal currency affected is the Euro. The Company regularly monitors its foreign currency exchange exposures to ensure the overall effectiveness of its foreign currency hedge positions. While the Company engages in foreign currency hedging activity to reduce its risk, for accounting purposes, none of its foreign currency forward contracts are designated as hedges.

Foreign currency forward contracts are accounted for on a mark-to-market basis, with net realized and unrealized gains and losses recognized currently in other (expense) income in the Company's consolidated statements of operations. Cash flows from settlements of foreign currency forward contracts are included in operating activities in the consolidated statements of cash flows. Foreign currency forward contracts in an asset position are included in other current assets, while foreign currency forward contracts in a liability position are included in accrued liabilities in the Company's consolidated balance sheets.

The Company continually monitors its positions with, and the credit quality of, the major international financial institutions which are counterparties to its foreign currency forward contracts, and has not experienced nonperformance by any of these counterparties. As a matter of policy, the Company does not purchase contracts that exceed the amount of its cash and accounts receivable balances denominated in non-functional currencies. At August 31, 2009, the Company had approximately $7.7 million of foreign currency forward contracts outstanding with a net unrealized loss of $0.2 million. These foreign currency forward contracts mature from September 2009 through December 2009. Net unrealized gains and losses related to foreign currency forward contracts were insignificant for the fiscal years ended August 31, 2009, 2008 and 2007. The Company realized net losses on foreign currency forward contracts of $0.6 million and $0.8 million for the fiscal years ended August 31, 2009 and 2008, respectively. Realized net gains for the fiscal year ended August 31, 2007 were insignificant.

Earnings per Common Share

Basic earnings per common share is calculated by dividing net income for the period by the weighted-average number of common shares outstanding during the period. Diluted earnings per common share is calculated by dividing net income for the period by the weighted-average number of common shares outstanding during the period increased by the weighted-average number of potentially dilutive common shares (dilutive securities) that were outstanding during the period. Dilutive securities are comprised of stock options and restricted stock units granted under the Company's prior stock option plan and current stock incentive plan.

Stock-based Compensation

The Company records compensation expense associated with stock-based equity awards in accordance with SFAS No. 123R, *Share-Based Payment* ("SFAS No. 123R"). The Company adopted the modified prospective transition method provided under SFAS No. 123R effective September 1, 2005, and as a result, did not retroactively adjust results from prior periods. Under this transition method, compensation expense associated with stock-based equity awards recognized in fiscal years 2009, 2008 and 2007 included: 1) amortization of expense related to the remaining unvested portion of all stock-based equity awards granted prior to September 1, 2005, based on the grant date fair value estimated in accordance with the original provisions of SFAS No. 123, *Accounting for Stock-Based Compensation*; and 2) amortization of expense related to all stock-based equity awards granted on or subsequent to September 1, 2005, based on the grant date fair value estimated in accordance with the provisions of SFAS No. 123R. Compensation expense related to each stock-based equity award granted is amortized on a straight-line basis over the requisite service vesting period for the entire award. The total number of stock-based equity awards expected to vest is adjusted by estimated forfeiture rates. Compensation expense related to the Company's stock-based equity awards is recorded as a component of selling, general and administrative expenses in the Company's consolidated statements of operations.

The Company calculates its windfall tax benefits additional paid-in capital pool ("APIC pool") that is available to absorb tax deficiencies recognized subsequent to the adoption of SFAS No. 123R in accordance with the short-cut method provided for by FASB Staff Position No. FAS 123R-3, *Transition Election Related to Accounting for the Tax Effects of Share-Based Payment Awards.* As of August 31, 2009, the Company determined that it does have a pool of windfall tax benefits.

In accordance with SFAS No. 123R, the Company classifies cash flows resulting from tax deductions in excess of the cumulative compensation cost recognized for stock-based equity awards, or excess tax benefits, as cash inflows from financing activities and cash outflows from operating activities.

Segment Information

The Company discloses certain information about its operating segments, which are determined consistent with the way management organizes and evaluates financial information internally for making operating decisions and assessing performance. The Company is organized on the basis of geographical areas. In addition, management assesses revenue on the basis of products.

Recently Issued Accounting Pronouncements

In June 2009, the FASB confirmed that the FASB Accounting Standards Codification ("the Codification") will become the single official source of authoritative U.S. GAAP, other than guidance by the Securities and Exchange Commission ("SEC"), superseding all other accounting literature except that issued by the SEC. Beginning July 2009, only one level of authoritative U.S. GAAP exists. All other literature will be considered non-authoritative. The Codification does not change U.S. GAAP; instead, it introduces a new referencing system that is designed to be an easily accessible, user-friendly online research system. The Codification becomes effective for interim and annual periods ending on or after September 15, 2009. The Company will reference the Codification beginning in the first quarter of fiscal year 2010.

Effective September 1, 2008, the Company adopted the required portions of SFAS No. 157, *Fair Value Measurements* ("SFAS No. 157"), which had no impact on the Company's consolidated financial statements. SFAS No. 157 currently applies to all financial assets and liabilities and those nonfinancial assets and liabilities that are recognized or disclosed at fair value on a recurring basis. The effective date of the provisions of SFAS No. 157 for nonfinancial assets and liabilities, except for items recognized at fair value on a recurring basis, was delayed by FASB Staff Position No. 157-2, *Effective Date of FASB Statement No. 157*, and is effective for the Company's fiscal year beginning on September 1, 2009. The Company is currently evaluating the impact of the delayed portions of SFAS No. 157 on its consolidated financial position and results of operations. The adoption of the nondelayed portions of SFAS No. 157 is more fully described in Note 4.

In June 2008, the FASB issued FASB Staff Position No. EITF 03-6-1, *Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities* ("FSP EITF 03-6-1"), which addresses whether instruments granted in share-based payment transactions are participating securities prior to vesting and, therefore, need to be included in the earnings allocation in computing earnings per share under the two-class method. Upon adoption, a company is required to retrospectively adjust its earnings per share data (including any amounts related to interim periods, summaries of earnings and selected financial data). FSP EITF 03-6-1 is effective for the Company's fiscal year beginning on September 1, 2009, and interim periods within that year. The Company has evaluated FSP EITF 03-6-1 and does not expect it to have a material impact on its earnings per common share.

Note 3. Goodwill and Other Intangible Assets

During the second quarter of fiscal year 2009, the Company performed its annual impairment test of goodwill and indefinite-lived intangible assets. Based on the results of this test, the Company determined that its goodwill was not impaired since the fair value of each reporting unit exceeded its carrying value as of February 28, 2009. The Company also determined that each of the indefinite-lived intangible assets related to its homecare and cleaning product brands, with the exception of the indefinite-lived intangible asset related to its Carpet Fresh brand, was not impaired as of February 28, 2009. Due to the declines in profit margin and forecasted sales revenue for the Carpet Fresh brand, both of which occurred during the second quarter of fiscal year 2009, the Company concluded that the Carpet Fresh brand was impaired by $2.8 million as of February 28, 2009. The decline in forecasted sales revenue for the Carpet Fresh brand resulted from the Company's strategic decision to divert its research and development resources from its homecare and cleaning products to its multi-purpose maintenance products, the loss of distribution with a significant U.S. mass retail customer and assumed lower future foreign currency exchange rates in the U.K. and Australia. While some of these factors also impacted the indefinite-lived intangible assets related to the Company's other homecare and cleaning product brands, they did not result in impairment to any of such other indefinite-lived intangible assets as of February 28, 2009.

During the third quarter of fiscal year 2009, the Company evaluated its indefinite-lived intangible assets and determined that indicators of potential impairment existed due to the fact that actual sales revenue for the Carpet Fresh, X-14, Spot Shot and 2000 Flushes brands did not meet the Company's forecasted sales revenue for the quarter ended May 31, 2009, partially due to adverse economic conditions. As a result, the Company tested these indefinite-lived intangible assets for impairment and concluded that no impairment existed as of May 31, 2009.

During the fourth quarter of fiscal year 2009, the Company reevaluated its indefinite-lived intangible assets and determined that indicators of potential impairment existed related to the Carpet Fresh and X-14 brands due to a further decline in forecasted sales revenue as a result of additional lost distribution in the U.S. and further diversion of research and development resources from the Company's homecare and cleaning products to its multi-purpose maintenance products. As a result, the Company tested its indefinite-lived intangible assets related to the Carpet Fresh and X-14 trade names for impairment and concluded that they were impaired by $3.3 million and $0.6 million, respectively, as of August 31, 2009. As a result, the remaining carrying amounts of the Carpet Fresh and X-14 trade names were $2.8 million and $0.3 million, respectively, as of August 31, 2009.

As a result of lost distribution and the Company's strategic decision to divert research and development resources from its Carpet Fresh and X-14 brands, forecasted sales revenue for these brands have declined. As a result, the Company concluded that the Carpet Fresh and X-14 trade names should no longer be considered to have indefinite lives. The Company determined the estimated remaining economic lives of the Carpet Fresh and X-14 trade names based on future forecasted cash flows for these brands. The Company expects that the Carpet Fresh and X-14 brands will generate cash flows for at least the next 13 years and 8 years, respectively, which are the periods over which these trade names will be amortized on a straight-line basis beginning in fiscal year 2010.

The Company determined that no indicators of impairment existed related to the Spot Shot and 2000 Flushes brands as of August 31, 2009. However, if significant marketing and other initiatives related to these brands are not successful, they could potentially become impaired.

The Company performed a sensitivity analysis on the significant assumptions and estimates used in the valuation of the indefinite-lived intangible assets related to its Spot Shot and 2000 Flushes brands as of August 31, 2009 and determined that a negative change in its significant assumptions and estimates would have resulted in the following potential impairment charges (the approximate impact of the change in each significant assumption and estimate assumes all other assumptions and estimates remain constant; in millions, except percentages):

	Potential Impairment Charges
Spot Shot	
75 basis point decrease in assumed royalty rate	$0.5
20% decrease in forecasted sales revenue	$0.9
2000 Flushes	
50 basis point decrease in assumed royalty rate	$0.9
10% decrease in forecasted sales revenue	$0.7

Negative changes in other assumptions and estimates, such as advertising and promotional expenses, cost of products sold, gross margins, operating margins, the success of product innovations and introductions, customer retention, development of new and/or alternative distribution channels, tax rates and terminal growth values, could result in further impairment.

The Company will continue to closely monitor events and circumstances that could result in impairment of the indefinite-lived intangible assets related to its Spot Shot and 2000 Flushes brands. It is possible that changes in circumstances, existing at that time or at other times in the future, or in the numerous variables associated with the assumptions and estimates made by the Company in assessing the appropriate valuation of its indefinite-lived intangible assets, could in the future require the Company to record further impairment charges.

Acquisition-related Goodwill

Changes in the carrying amounts of acquisition-related goodwill by segment for the fiscal years ended August 31, 2009 and 2008 are summarized below (in thousands):

	Americas	Europe	Asia-Pacific	Total
Balance as of August 31, 2007	$85,709	$9,487	$1,213	$96,409
Translation adjustments	(72)	(428)	—	(500)
Balance as of August 31, 2008	85,637	9,059	1,213	95,909
Translation adjustments	(67)	(418)	—	(485)
Balance as of August 31, 2009	$85,570	$8,641	$1,213	$95,424

Indefinite-lived Intangible Assets

Intangible assets, excluding acquisition-related goodwill, which are not amortized as they have been determined to have indefinite lives, consisted of the Carpet Fresh, X-14, 2000 Flushes, Spot Shot and 1001 trade names. As of August 31, 2009, the Company changed the classification of the Carpet Fresh and X-14 trade names from indefinite-lived to definite-lived. Changes in the carrying amounts of indefinite-lived intangible assets by segment for the fiscal years ended August 31, 2009 and 2008 are summarized below (in thousands):

	Americas	Europe	Asia-Pacific	Total
Balance as of August 31, 2007	$35,700	$4,093	$—	$39,793
Impairment charges	(1,340)	—	—	(1,340)
Translation adjustments	—	(400)	—	(400)
Balance as of August 31, 2008	34,360	3,693	—	38,053
Impairment charges	(6,710)	—	—	(6,710)
Translation adjustments	—	(389)	—	(389)
Trade names changed from indefinite-lived to definite-lived at August 31, 2009	(3,150)	—	—	(3,150)
Balance as of August 31, 2009	$24,500	$3,304	$—	$27,804

Definite-lived Intangible Assets

Prior to August 31, 2009, the Company's definite-lived intangible asset consisted of certain non-contractual customer relationships from the acquisition of the 1001 line of products during fiscal year 2004. This definite-lived intangible asset is being amortized on a straight-line basis over its estimated eight-year life. As of August 31, 2009, the Company changed the classification of its Carpet Fresh and X-14 trade names from indefinite-lived to definite-lived. The following tables summarize the definite-lived intangible assets and the related accumulated amortization as of August 31, 2009 and 2008 and for the three fiscal years ended August 31, 2009 (in thousands):

	As of August 31,	
	2009	2008
Gross carrying amount	$ 3,873	$ 4,329
Accumulated amortization	(2,622)	(2,390)
Trade names changed from indefinite-lived to definite-lived at August 31, 2009	3,150	—
Net carrying amount	$ 4,401	$ 1,939

Changes in the carrying amounts of the definite-lived intangible assets by segment for the fiscal years ended August 31, 2009 and 2008 are summarized below (in thousands):

	Americas	Europe	Asia-Pacific	Total
Balance as of August 31, 2007	$ —	$2,750	$ —	$2,750
Amortization expense	—	(597)	—	(597)
Translation adjustments	—	(214)	—	(214)
Balance as of August 31, 2008	—	1,939	—	1,939
Amortization expense	—	(468)	—	(468)
Translation adjustments	—	(220)	—	(220)
Trade names changed from indefinite-lived to definite-lived at August 31, 2009	3,150	—	—	3,150
Balance as of August 31, 2009	$3,150	$1,251	$ —	$4,401

The estimated future amortization expense for the non-contractual customer relationships intangible asset is based on current foreign currency exchange rates, and amounts in future periods may differ from those presented due to fluctuations in those rates. The estimated amortization expense for the non-contractual customer relationships intangible asset and the Carpet Fresh and X-14 trade name intangible assets in future fiscal years is as follows (in thousands):

Fiscal year ending August 31,	Non-Contractual Customer Relationships	Trade Names
2010	$ 484	$ 258
2011	484	258
2012	283	258
2013	—	258
2014	—	258
Thereafter	—	1,860
	$1,251	$3,150

Note 4. Fair Value Measurements

Effective September 1, 2008, the Company adopted the required portions of SFAS No. 157 for financial assets and liabilities. SFAS No. 157 establishes a hierarchy that prioritizes fair value measurements into the following three categories based on the types of inputs used in measuring fair value:

Level 1: Observable inputs such as quoted prices in active markets for identical assets or liabilities;
Level 2: Observable market-based inputs or observable inputs that are corroborated by market data; and
Level 3: Unobservable inputs reflecting the Company's own assumptions.

Financial assets measured at fair value on a recurring basis in accordance with SFAS No. 157 as of August 31, 2009 were as follows (in thousands):

	Significant Other Observable Inputs (Level 2)
Assets:	
Money market funds	$7,687

Money market funds are highly liquid investments classified as cash equivalents in the Company's consolidated balance sheet as of August 31, 2009. These securities are valued based on third party quotations of similar assets in active markets.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Note 5. Supplementary Balance Sheet Information (in thousands):

	August 31, 2009	August 31, 2008
Inventories:		
Raw materials and components	$ 3,222	$ 3,766
Work-in-process	1,156	1,174
Finished goods	11,480	13,340
	$ 15,858	$ 18,280
Property, plant and equipment, net:		
Machinery, equipment and vehicles	$ 12,458	$ 11,507
Buildings and improvements	4,450	4,540
Computer and office equipment	2,835	3,132
Software	3,862	3,769
Furniture and fixtures	1,084	899
Land	551	574
	25,240	24,421
Less: accumulated depreciation and amortization	(14,310)	(13,112)
	$ 10,930	$ 11,309
Accrued liabilities:		
Accrued advertising and sales promotion expenses	$ 8,958	$ 8,232
Accrued professional services fees	1,266	1,070
Accrued other taxes	899	398
Accrued sales taxes	724	310
Other	3,386	3,133
	$ 15,233	$ 13,143
Accrued payroll and related expenses:		
Accrued bonuses	$ 2,703	$ 1,988
Accrued payroll	1,666	1,519
Accrued profit sharing	1,533	1,408
Accrued payroll taxes	941	930
Other	325	239
	$ 7,168	$ 6,084
Deferred employee benefits and other long-term liabilities:		
Supplemental employee retirement plan benefits liability	$ 770	$ 878
Other income taxes payable	2,356	2,077
Other	33	144
	$ 3,159	$ 3,099

Note 6. Stock Repurchase Plan

On March 27, 2007, the Company's Board of Directors approved a share buy-back plan. Under the plan, which was in effect for up to twelve months, the Company was authorized to acquire up to $35.0 million of the Company's outstanding shares.

During the fourth quarter of fiscal year 2007 and the first six months of fiscal year 2008, the Company completed the share buy-back plan by acquiring 1,028,800 shares at a total cost of $35.0 million.

Prior to the share buy-back plan described above, the Company had 534,698 shares of common stock held in treasury at a total cost of $15.0 million. These shares were the result of the Company's share buy-back plan that was completed in fiscal year 2004.

Note 7. Earnings per Common Share

The table below summarizes the weighted-average number of common shares outstanding included in the calculation of basic and diluted earnings per common share ("EPS") for the fiscal years ended August 31, 2009, 2008 and 2007:

	Fiscal Year Ended August 31,		
	2009	2008	2007
Weighted-average common shares outstanding, basic	16,503,265	16,637,740	17,077,870
Weighted-average dilutive securities	152,434	177,621	193,372
Weighted-average common shares outstanding, diluted	16,655,699	16,815,361	17,271,242

For the fiscal years ended August 31, 2009, 2008 and 2007, there were 938,792, 457,778 and 243,177 weighted-average stock options outstanding, respectively, that were excluded from the calculation of diluted EPS as a result of the stock options having an exercise price greater than or equal to the average market value of the Company's common stock during the period.

Additionally, for the fiscal year ended August 31, 2008, 107,085 weighted-average stock options outstanding that were excluded from the calculation of diluted EPS under the treasury stock method as they were anti-dilutive. These stock options were anti-dilutive since the number of shares to be repurchased using the assumed proceeds would be in excess of the number of shares to be issued upon exercise of such stock options. The assumed proceeds are comprised of (i) amounts option holders must pay for exercising stock options, (ii) the amount of compensation costs for future services that the Company has not yet recognized as expense, and (iii) the amount of tax benefits that would be recorded in additional paid-in capital upon exercise of the stock options. For the fiscal years ended August 31, 2009 and 2007, there were no additional anti-dilutive weighted-average stock options outstanding excluded from the calculation of diluted EPS under the treasury stock method.

Note 8. Debt

Debt is comprised of the following:

	As of August 31,	
	2009	2008
Total debt	$ 32,143	$ 42,857
Less: current portion	(10,714)	(10,714)
	$ 21,429	$ 32,143

As of August 31, 2009, the Company had $32.1 million remaining on an original $75 million, 7.28% fixed-rate term loan financed through Prudential Capital. The $75 million term loan, which originated in October 2001, has a 10-year term and required interest-only payments for the first three years.

The term loan agreement has covenant requirements, which require the Company to maintain minimum consolidated net worth greater than the sum of $57 million plus 25% of consolidated net income for each fiscal quarter beginning with the first fiscal quarter of 2002, plus proceeds of all equity securities other than those issued under the Company's prior stock option plan and current stock incentive plan. A consolidated fixed charge coverage ratio greater than 1.20 to 1.00 on the last day of any fiscal quarter must be maintained. The Company is also limited to a maximum ratio of funded debt to earnings before interest, taxes, depreciation and amortization (EBITDA) of 2.25 to 1.00. The term loan is collateralized by the Company's cash, property, inventory, trade receivables and intangible assets. The term loan also includes certain provisions for prepayment penalties.

The events of default under the fixed-rate term loan include the following:

- Failure to pay principal or interest when due;
- Failure to comply with covenants, representations and warranties or other terms and conditions under the credit agreements;
- Commencing any proceeding for bankruptcy, insolvency, reorganization, dissolution or liquidation; and
- The sale, transfer, abandonment, forfeiture or disposal of the WD-40 trademark or any other trademark used in a material product line.

In the event of default, the term loan may be due and callable immediately at the option of the holders.

The term loan agreement also limits the Company's ability, without prior approval from the Company's lenders, to incur additional unsecured indebtedness, sell, lease or transfer assets, place liens on properties, complete certain acquisitions, mergers or consolidations, enter into guarantee obligations, enter into related party transactions and make certain loan advances and investments.

As a result of the aforementioned share buy-back plan which was completed during fiscal year 2008, the Company's debt covenants related to its fixed-rate term loan were revised. Under the revised debt covenants, the aggregate payments for dividends and share repurchases by the Company are limited to $35 million, plus 75% of consolidated net income for each fiscal quarter beginning March 1, 2007.

The Company is in compliance with all debt covenants as required by the term loan agreement.

The aggregate maturities of the remaining fixed-rate term loan are as follows:

Fiscal year ending August 31,	
2010	$10,714
2011	10,714
2012	10,715
	$32,143

In September 2008, the Company entered into an unsecured loan agreement (the "Agreement") with Union Bank of California, N.A. (the "Bank"). The credit facility under the Agreement consists of a $10 million revolving loan (the "Revolving Loan") which was undrawn as of August 31, 2009. The proceeds of the Revolving Loan will be used for the Company's general working capital purposes. The Company may borrow, repay and re-borrow all or part of the Revolving Loan in amounts of not less than $100,000. Under the terms of the Agreement, outstanding borrowings under the Revolving Loan would accrue interest at either LIBOR plus 1.0 percent or the Bank's variable interest rate, as selected by the Company. The Revolving Loan expires in October 2011, at which time all unpaid principal and interest of the Revolving Loan will be due and payable.

Note 9. Related Parties

VML Company L.L.C. ("VML"), a Delaware company, was formed in April 2001, at which time the Company acquired a 30% membership interest. VML made profit distributions to the Company and the 70% owner on a discretionary basis in proportion to each party's respective interest. VML served as one of the Company's contract manufacturers for certain homecare and cleaning products. During fiscal year 2008, VML acquired a significant new customer, resulting in manufacturing disruptions. In addition, VML filed for Chapter 11 bankruptcy in April 2009. As a result of these developments, the Company transitioned its sourcing to alternative suppliers to significantly reduce its reliance on VML as a manufacturer. The Company entered into a Settlement Agreement and Mutual General Release with VML, effective July 1, 2009. As a result, VML is no longer a related party.

Under FIN 46(R), *Consolidation of Variable Interest Entities (revised December 2003)—an interpretation of ARB No. 51*, VML qualified as a variable interest entity, and it had been determined that the Company was not the primary beneficiary. The Company's investment in VML was accounted for using the equity method of accounting, and its equity in earnings or losses of VML was recorded as a component of cost of products sold, as VML acted primarily as a contract manufacturer to the Company. The Company recorded equity losses related to its investment in VML of $0.4 million and $0.6 million for the fiscal years ended August 31, 2009 and 2008, respectively, and equity earnings of $0.1 million for the fiscal year ended August 31, 2007. The Company's investment in VML was written off in full as of February 28, 2009.

Cost of products sold which were purchased from VML, net of rebates and equity earnings or losses, was approximately $11.7 million, $21.8 million, and $19.1 million for the fiscal years ended August 31, 2009, 2008, and 2007, respectively. The Company had product payables to VML of $0.5 million as of August 31, 2008. Additionally, the Company received rental income from VML, which was recorded as a component of other income, net in the Company's consolidated statements of operations.

Note 10. Commitments and Contingencies

The Company was committed under certain non-cancelable operating leases at August 31, 2009 which provide for the following future fiscal year minimum payments (in thousands):

	2010	2011	2012	2013	2014	Thereafter
Operating leases	$1,365	$705	$264	$140	$85	$—

Rent expense was $1.5 million for each of the fiscal years ended August 31, 2009 and 2008, and $1.3 million for the fiscal year ended August 31, 2007.

The Company has relationships with various suppliers (contract manufacturers) who manufacture the Company's products. Although the Company does not have any definitive minimum purchase obligations included in the contract terms with the contract manufacturers, supply needs are communicated and the Company is committed to purchase the products produced based on orders and short-term projections provided to the contract manufacturers, ranging from two to five months. The Company is also obligated to purchase obsolete or slow-moving inventory.

In addition to the commitments to purchase products from contract manufacturers described above, the Company may also enter into commitments with other manufacturers to purchase finished goods and components to support innovation initiatives and/or supply chain initiatives. As of August 31, 2009, such commitments totaled approximately $1.4 million.

The Company provides fixed retirement benefits to certain of its key executives under a supplemental employee retirement plan. Under the plan, the Company is committed to pay benefits to current retirees of approximately $0.1 million in each of fiscal years 2010 through 2012. Benefits payable to current employees vest upon retirement. As a result, the timing of payments and the total annual benefit payment amounts beyond fiscal year 2012 are uncertain. However, the Company has actuarially determined the present value of all future benefit payments to be $0.8 million as of August 31, 2009.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

The Company is party to various claims, legal actions and complaints, including product liability litigation, arising in the ordinary course of business. With the possible exception of the legal proceedings discussed below, management is of the opinion that none of these matters is likely to have a material adverse effect on the Company's consolidated financial position, results of operations or cash flows.

On April 19, 2006, a legal action was filed against the Company in the United States District Court, Southern District of California *(Drimmer v. WD-40 Company)*. After several of the plaintiff's factual claims were dismissed by way of motion, the plaintiff filed an amended complaint on September 20, 2006, seeking class action status and alleging that the Company misrepresented that its 2000 Flushes Bleach and 2000 Flushes Blue Plus Bleach automatic toilet bowl cleaners ("ATBCs") are safe for plumbing systems and unlawfully omitted to advise consumers regarding the allegedly damaging effect the use of the ATBCs has on toilet parts made of plastic and rubber. The amended complaint seeks to remedy such allegedly wrongful conduct: (i) by requiring the Company to identify all consumers who have purchased the ATBCs and to return money as may be ordered by the court; and (ii) by the granting of other equitable relief, interest, attorneys' fees and costs. On August 24, 2007, the Company successfully defeated the plaintiff's attempt to have the case certified as a class action. The plaintiff has appealed the District Court's decision, and the case was argued at the appellate level in April 2009. On August 19, 2009, the Ninth Circuit Court of Appeals affirmed the District Court's certification decision, and on September 10, 2009, the case was remanded to the District Court. The Company intends to seek dismissal of the case and anticipates that it is no longer reasonably possible that the outcome could have a material adverse effect on the Company's consolidated financial position, results of operations or cash flows.

Since 2004, the Company has been named as a defendant in lawsuits brought by a growing group of attorneys on behalf of individual plaintiffs who assert that exposure to products that allegedly contain benzene is a cause of certain cancers (the "Benzene Lawsuits"). The Company is one of many defendants in these legal proceedings whose products are alleged to contain benzene. However, the Company specifies that its suppliers provide constituent ingredients free of benzene. The Company believes its products have always been formulated without containing benzene and the facts developed in litigation to date support this position. The plaintiffs in the Benzene Lawsuits typically seek damages in unspecified amounts for injuries or death attributable to a form of cancer linked to exposure to benzene. The Company is unable to quantify the total amount of damages asserted by the plaintiffs in the Benzene Lawsuits. Except for self-insured retention amounts applicable to each separately filed lawsuit, the Company expects that the Benzene Lawsuits will be adequately covered by insurance and will not have a material impact on the Company's consolidated financial position or results of operations. The Company is vigorously defending these lawsuits. The Company is unable to assess the expected Lawsuits filed against the Company increases, it is reasonably possible that such costs of defense may materially affect the Company's consolidated financial position, results of operations and cash flows in future periods.

As permitted under Delaware law, the Company has agreements whereby it indemnifies senior officers and directors for certain events or occurrences while the officer or director is, or was, serving at the Company's request in such capacity. The maximum potential amount of future payments the Company could be required to make under these indemnification agreements is unlimited; however, the Company maintains Director and Officer insurance coverage that mitigates the Company's exposure with respect to such obligations. As a result of the Company's insurance coverage, management believes that the estimated fair value of these indemnification agreements is minimal. No liabilities have been recorded for these agreements as of August 31, 2009.

From time to time, the Company enters into indemnification agreements with certain contractual parties in the ordinary course of business, including agreements with lenders, lessors, contract manufacturers, marketing distributors, customers and certain vendors. All such indemnification agreements are entered into in the context of the particular agreements and are provided in an attempt to properly allocate risk of loss in connection with the consummation of the underlying contractual arrangements. Although the maximum amount of future payments that the Company could be required to make under these indemnification agreements is unlimited, management believes that the Company maintains adequate levels of insurance coverage to protect the Company with respect to most potential claims arising from such agreements and that such agreements do not otherwise have value separate and apart from the liabilities incurred in the ordinary course of the Company's business. Thus, no liabilities have been recorded with respect to such indemnification agreements as of August 31, 2009.

Note 11. Income Taxes

The provision for income taxes consisted of the following for the fiscal years ended August 31, 2009, 2008 and 2007 (in thousands):

	Fiscal Year Ended August 31,		
	2009	2008	2007
Current:			
Federal	$ 6,566	$ 7,856	$ 9,681
State	1,381	1,243	1,432
Foreign	4,160	3,646	2,062
Total current	12,107	12,745	13,175
Deferred:			
United States	48	1,570	2,285
Foreign	(118)	62	181
Total deferred	(70)	1,632	2,466
	$12,037	$14,377	$15,641

Income before income taxes included approximately $13.7 million, $12.3 million and $8.1 million related to foreign operations for the fiscal years ended August 31, 2009, 2008 and 2007, respectively.

Deferred tax assets and deferred tax liabilities were comprised of the following (in thousands):

	As of August 31,	
	2009	2008
Deferred tax assets:		
Accrued payroll and related expenses	$ 1,296	$ 976
State income taxes paid	646	594
Accounts receivable	621	662
Accounts payable and accrued liabilities	2,716	2,425
Deferred employee benefits and other long-term liabilities	284	331
Stock-based compensation expense	2,193	1,705
Net operating loss	262	241
Other	974	760
Valuation allowance	(184)	(201)
Total deferred tax assets	8,808	7,493
Deferred tax liabilities:		
Property, plant and equipment, net	(1,285)	(234)
Amortization of tax goodwill and intangible assets	(18,657)	(19,000)
Investment in low income housing partnerships	(716)	(784)
Investment in VML partnership	(545)	(292)
Other	(104)	(14)
Total deferred tax liabilities	(21,307)	(20,324)
Net deferred tax liabilities	$(12,499)	$(12,831)

As of August 31, 2009, the Company had foreign and state net operating loss ("NOL") carryforwards of approximately $0.7 million and $1.6 million, respectively, which begin to expire in fiscal years 2013 and 2014. The foreign net operating loss created a deferred tax asset of approximately $0.2 million. Utilization of this deferred tax asset is dependent upon the generation of future taxable income in this jurisdiction. At this time, management has concluded that it is not "more likely than not" that this will occur, and accordingly, has recorded a valuation allowance against this deferred tax asset. For the fiscal year ended August 31, 2009, the Company used state NOL carryforwards of $0.3 million.

A reconciliation of the statutory federal income tax rate to the Company's effective tax rate was as follows for the fiscal years ended August 31, 2009, 2008 and 2007 (in thousands):

	Fiscal Year Ended August 31,		
	2009	2008	2007
Amount computed at U.S. statutory federal tax rate	$13,413	$14,700	$16,511
State income taxes, net of federal tax benefits	912	1,247	1,083
Effect of foreign operations	(994)	(833)	(815)
Revaluation of deferred tax liabilities due to state law change	(516)	—	—
Benefit from qualified domestic production deduction	(444)	(502)	(268)
Low income housing and research and experimentation credits	(143)	(28)	(106)
Benefit from municipal bond interest	—	(192)	(435)
Benefit from extraterritorial income deductions	—	—	(54)
Other	(191)	(15)	(275)
	$12,037	$14,377	$15,641

As of August 31, 2009, the Company had not provided for U.S. income taxes and foreign withholding taxes on $43.1 million of undistributed earnings of certain foreign subsidiaries since these earnings are considered indefinitely reinvested outside of the U.S. The amount of unrecognized deferred U.S. income tax liability, net of unrecognized foreign tax credits, was $2.8 million as of August 31, 2009. This net liability is impacted by changes in foreign currency exchange rates and, as a result, will fluctuate with any changes in such rates. Regarding certain foreign subsidiaries not indefinitely reinvested, the Company has provided for U.S. income taxes and foreign withholding taxes on the undistributed earnings.

In July 2006, the FASB issued FIN 48, which clarifies the accounting for uncertainty in income taxes recognized in an entity's financial statements in accordance with FASB Statement No. 109, *Accounting for Income Taxes*, and prescribes a recognition threshold and measurement attributes for financial statement disclosure of tax positions taken or expected to be taken on a tax return. Under FIN 48, the impact of an uncertain income tax position must be recognized in the financial statements at the largest amount that is more likely than not to be sustained upon audit by the relevant taxing authority. An uncertain income tax position will not be recognized if it has less than a fifty percent likelihood of being sustained. Additionally, FIN 48 provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.

The Company adopted the provisions of FIN 48 effective September 1, 2007. The cumulative effect of adopting FIN 48 resulted in a decrease of $0.6 million to the September 1, 2007 balance of retained earnings.

The Company recognizes interest and penalties related to uncertain tax positions as a component of income tax expense. As of August 31, 2009 and 2008, the total balance of accrued interest and penalties related to uncertain tax positions was $0.4 million. For the fiscal year ended August 31, 2009, the Company did not recognize any interest or penalty expense. For the fiscal year ended August 31, 2008, income tax expense included $0.1 million of interest and penalties.

The activity related to the Company's gross unrecognized tax benefits for the fiscal years ended August 31, 2009 and 2008 was as follows (in thousands):

	Fiscal Year Ended August 31,	
	2009	2008
Balance at beginning of fiscal year	$1,696	$2,196
Gross decreases – tax positions in prior periods	(46)	(368)
Gross increases – current period tax positions	554	297
Expirations of statute of limitations for assessment	(217)	(429)
Balance at end of fiscal year	$1,987	$1,696

As of August 31, 2009 and 2008, the total amount of unrecognized tax benefits was $2.0 million and $1.7 million, respectively, of which $1.1 million would affect the effective tax rate, if recognized. The gross liability for income taxes related to unrecognized tax benefits is included in other long-term liabilities in the Company's consolidated balance sheets.

The Company is subject to taxation in the U.S. and in various state and foreign jurisdictions. The Company was recently notified by the U.S. Internal Revenue Service of its plans to examine fiscal year 2008. Due to expired statutes, years prior to fiscal year 2006 are not subject to examination. Generally, for the majority of state and foreign jurisdictions where the Company does business, periods prior to fiscal year 2005 are no longer subject to examination. The Company is currently under audit in various state and local jurisdictions for fiscal years 2004 through 2007. The Company has estimated that up to $0.2 million of unrecognized tax benefits related to income tax positions may be affected by the resolution of tax examinations or expiring statutes of limitation within the next twelve months. Audit outcomes and the timing of settlements are subject to significant uncertainty.

Note 12. Stock-based Compensation

In December 2007, the Company's shareholders approved the WD-40 Company 2007 Stock Incentive Plan ("2007 Plan"), effective as of December 11, 2007 ("Effective Date"), which permits the granting of various stock-based equity awards, including non-qualified stock options, incentive stock options, stock appreciation rights, restricted stock, restricted stock units ("RSUs"), performance shares, performance units and other stock-based awards to employees, directors and consultants. As a result of the adoption of the 2007 Plan, no further awards have been or will be granted from the prior WD-40 Company 1990 Incentive Stock Option Plan ("1990 Incentive Stock Option Plan") or the prior WD-40 Company 1999 Non-Employee Director Restricted Stock Plan ("Director Stock Plan") (collectively, the "Prior Plans") subsequent to the Effective Date. The number of shares initially authorized for issuance pursuant to grants of awards under the 2007 Plan was 2,250,000 shares plus any shares remaining available for issuance pursuant to grants of awards under the Prior Plans, for a total initial pool of shares of common stock available for issuance pursuant to grants of awards under the 2007 Plan of 2,957,830. As of August 31, 2009, 2,583,024 shares of common stock remained available for future issuance pursuant to grants of awards under the 2007 Plan. Awards under the 2007 Plan or the Prior Plans that expire or are cancelled, forfeited, settled in cash or otherwise settled without the delivery of shares return to the pool available for issuance pursuant to grants of awards under the 2007 Plan. Awards of stock options or stock appreciation rights are counted as one share, and awards of restricted stock, restricted stock units, performance shares, performance units and other stock-based awards are counted as three shares, for purposes of computing the number of shares authorized and available for issuance pursuant to grants of awards under the 2007 Plan. The shares of common stock to be issued pursuant to awards under the 2007 Plan may be authorized but unissued shares or treasury shares. The Company has historically issued new authorized but unissued shares upon the exercise of stock options or the issuance of restricted stock under the Prior Plans.

The 2007 Plan is administered by the Board of Directors (the "Board") or the Compensation Committee or other designated committee of the Board (the "Committee") and provides that stock options granted under the 2007 Plan will be exercisable at such times and under such conditions as may be determined by the Committee at the time of grant of such stock options, however stock options may not be granted for terms in excess of ten years. The terms of the 2007 Plan provide for the granting of stock options at an exercise price of not less than 100 percent of the fair market value of the stock at the date of grant. All other forms of stock-based equity awards granted under the 2007 Plan are subject to the specific terms and conditions as determined by the Committee at the time of grant of such awards in accordance with the various terms and conditions specified for each award type per the 2007 Plan. Stock options outstanding under the 1990 Incentive Stock Option Plan were granted with immediate vesting, vesting after one year and vesting over a period of three years. Restricted stock units outstanding under the 2007 Plan were granted with immediate vesting and vesting over a period of three years.

Vesting of the RSUs granted to directors is immediate, with shares to be issued pursuant to the RSUs upon termination of each director's service as a director of the Company. Until issuance of the shares pursuant to these directors' RSUs, the director RSU holders are entitled to receive dividend equivalents with respect to their RSUs, payable in cash as and when dividends are declared by the Company's Board of Directors.

Vesting of the RSUs granted to certain key executives of the Company in settlement of these key executives' benefits under the Company's supplemental employee retirement plan agreements, as further described in Note 13 – Other Benefit Plans, is over a period of three years from the date of grant, with shares to be issued pursuant to the vested RSUs six months following the day after each executive officer's termination of employment with the Company. Until issuance of the shares pursuant to these executive officers' RSUs, the executive officer RSU holders are entitled to receive dividend equivalents with respect to their RSUs, payable in cash as and when dividends are declared by the Company's Board of Directors.

Vesting of the RSUs granted to employees is over a period of three years from the date of grant, with shares to be issued pursuant to the vested RSUs at the time of vest. These employee RSU holders are not entitled to receive dividend equivalents with respect to their RSUs.

Stock-based compensation expense related to the Company's stock-based equity awards totaled $2.7 million, $2.4 million and $1.9 million for the fiscal years ended August 31, 2009, 2008 and 2007, respectively. The Company recognized income tax benefits related to such stock-based compensation of $0.8 million, $0.7 million and $0.6 million for the fiscal years ended August 31, 2009, 2008 and 2007, respectively.

Stock Options

No stock option awards were granted by the Company during the fiscal year ended August 31, 2009. The estimated fair value of each of the Company's stock option awards granted in prior fiscal years was determined on the date of grant using the Black-Scholes option valuation model, with the following weighted-average assumptions for stock option grants during the fiscal years ended August 31, 2008 and 2007:

	Fiscal Year Ended August 31,	
	2008	2007
Expected option term (in years)	5.00	4.91
Expected volatility of common stock	25.17%	23.89%
Risk-free interest rate	4.34%	4.70%
Expected dividend yield	2.78%	2.81%

The computation of the expected term is based on a weighted-average calculation combining the average life of options that have already been exercised or cancelled with the estimated life of all unexercised options. The computation of expected volatility is based on the historical volatility of the Company's stock using the average of the volatility over the most recent one-year period, the most recent period commensurate with the expected option term and the Company's long-term mean reversion volatility. The risk-free interest rate is based on the implied yield on a U.S. Treasury constant maturity with a remaining term equal to the expected term of the option. The expected dividend yield is based on the projected annual dividend payment per share, divided by the stock price at the grant date.

A summary of the Company's stock option award activity as of and for the fiscal years ended August 31, 2009, 2008 and 2007 is as follows (in thousands, except share and per share data):

	Number of Shares		Weighted-Average Exercise Price per Share	Weighted-Average Remaining Contractual Term per Share (in years)	Aggregate Intrinsic Value
Options outstanding at August 31, 2006		1,317,922	$26.71		
Options granted		301,700	$35.63		
Options exercised		(368,735)	$26.45		
Options forfeited or expired		(12,313)	$32.29		
Options outstanding at August 31, 2007		1,238,574	$28.91		
Options exercisable at August 31, 2007	767,516		$26.92		
Options granted		337,340	$36.03		
Options exercised		(158,416)	$26.56		
Options forfeited or expired		(12,785)	$30.94		
Options outstanding at August 31, 2008		1,404,713	$30.86		
Options exercisable at August 31, 2008	831,918		$28.02		
Options granted		—	—		
Options exercised		(51,422)	$25.20		
Options forfeited or expired		(4,287)	$36.01		
Options outstanding at August 31, 2009		1,349,004	$31.06	5.77	$676
Options exercisable at August 31, 2009	1,044,658		$29.62	5.16	$676

The Company's determination of fair value is affected by its stock price as well as a number of assumptions that require judgment. The weighted-average fair value of all options granted during the fiscal years ended August 31, 2008 and 2007, estimated as of the grant date using the Black-Scholes option valuation model, was $7.53 and $7.65 per option, respectively. The total intrinsic value of options exercised was $0.5 million, $1.7 million and $3.4 million for the fiscal years ended August 31, 2009, 2008 and 2007, respectively.

As of August 31, 2009, there was $0.9 million of unamortized compensation cost related to non-vested stock option awards, which is expected to be recognized over a remaining weighted-average vesting period of 1.0 year.

Cash received from stock option exercises for the fiscal years ended August 31, 2009, 2008 and 2007 was $1.3 million, $4.2 million and $9.8 million, respectively. The income tax benefits from stock option exercises totaled $0.1 million, $0.4 million and $1.0 million for the fiscal years ended August 31, 2009, 2008 and 2007, respectively.

Restricted Stock Units

The estimated fair value of each of the Company's RSU awards was determined on the date of grant based on the closing market price of the stock on the date of grant for those RSUs which are entitled to receive dividend equivalents with respect to the RSUs, or based on the closing market price of the stock on the date of grant less the grant date present value of expected dividends during the vesting period for those RSUs which are not entitled to receive dividend equivalents with respect to the RSUs.

A summary of the Company's restricted stock unit activity as of and for the fiscal years ended August 31, 2009 and 2008 is as follows (in thousands, except share and per share data):

		Number of Shares	Aggregate Intrinsic Value
Restricted stock units outstanding at August 31, 2007		—	
RSUs granted		35,641	
RSUs converted to common shares		—	
RSUs forfeited		—	
Restricted stock units outstanding at August 31, 2008		35,641	
Restricted stock units vested at August 31, 2008	9,902		
RSUs granted		92,515	
RSUs converted to common shares		(742)	
RSUs forfeited		(200)	
Restricted stock units outstanding at August 31, 2009		127,214	$3,432
Restricted stock units vested at August 31, 2009	31,173		$ 841

The weighted-average fair value of all RSUs granted during the fiscal years ended August 31, 2009 and 2008 was $29.87 and $35.77, respectively. The total intrinsic value of all RSUs converted to common shares was $20.8 thousand for the fiscal year ended August 31, 2009.

As of August 31, 2009, there was $1.6 million of unamortized compensation cost related to non-vested RSUs, which is expected to be recognized over a remaining weighted-average vesting period of 2.1 years.

No cash was received upon the conversion of RSUs to common shares for the fiscal year ended August 31, 2009. The income tax benefits from RSUs converted to common shares totaled $7.8 thousand for the fiscal year ended August 31, 2009.

Restricted Stock Awards

Pursuant to the Director Stock Plan and the director compensation policy in effect prior to fiscal year 2008, restricted shares were issued to non-employee directors of the Company in lieu of cash compensation according to elections made by each director prior to his or her re-election at the following annual meeting of stockholders. A director who held shares of the Company having a value of at least $50,000 was permitted to elect to receive his or her base annual director's fee entirely in cash. Otherwise, directors elected to receive restricted stock in lieu of cash in an amount up to the entire base annual fee in increments of $5,500. The restricted shares were issued in accordance with a director's election as soon as practicable after the first day of March. The number of shares issued was equal to the amount of compensation to be paid in shares divided by 90% of the closing price of the Company's shares as of the first business day of March or other date of issuance of such shares. Restricted shares issued to a director do not become vested for resale for a period of five years from the date of issuance or until the director's retirement from the Board following the director's 65th birthday. Unless a director has reached age 65, the shares are subject to forfeiture if, during the five-year vesting period, the director resigns from service as a director.

The fair value of restricted stock awards was estimated based on the closing market price of the stock on the date of issuance. As of August 31, 2009, there was $89.6 thousand of unamortized compensation cost related to non-vested restricted stock awards, which is expected to be recognized over a remaining weighted-average vesting period of 1.8 years; such unamortized compensation cost is included as a component of additional paid-in capital in the Company's consolidated financial statements.

A summary of the Company's restricted stock award activity as of and for the fiscal years ended August 31, 2009, 2008 and 2007 is as follows:

	Number of Shares	Weighted-Average Grant Date Fair Value per Share
Restricted stock awards outstanding at August 31, 2006	17,859	$29.35
Shares issued	3,896	$32.08
Shares vested	(2,718)	$24.40
Shares forfeited	—	$ —
Restricted stock awards outstanding at August 31, 2007	19,037	$30.61
Shares issued	—	$ —
Shares vested	(5,968)	$27.93
Shares forfeited	—	$ —
Restricted stock awards outstanding at August 31, 2008	13,069	$31.83
Shares issued	—	$ —
Shares vested	—	$ —
Shares forfeited	—	$ —
Restricted stock awards outstanding at August 31, 2009	13,069	$31.83

Note 13. Other Benefit Plans

The Company has a WD-40 Company Profit Sharing/401(k) Plan and Trust (the Profit Sharing/401(k) Plan) whereby regular U.S. full-time employees who have completed certain minimum service requirements can defer a portion of their income through contributions to a trust. The Profit Sharing/401(k) Plan provides for Company contributions to the trust, as approved by the Board of Directors, as follows: 1) matching contributions to each participant up to 50% of the first 6.6% of compensation contributed by the participant; 2) fixed non-elective contributions in the amount equal to 10% of eligible compensation; and 3) a discretionary non-elective contribution in an amount to be determined by the Board of Directors up to 5% of eligible compensation. The Company's contributions are subject to overall employer contribution limits and may not exceed the amount deductible for income tax purposes. The Profit Sharing/401(k) Plan may be amended or discontinued at any time by the Company.

The Company's contribution expense for the WD-40 Company Profit Sharing/401(k) Plan was approximately $2.4 million for the fiscal year ended August 31, 2009 and $2.2 million for each of the fiscal years ended August 31, 2008 and 2007.

The Company's international subsidiaries have similar benefit plan arrangements, dependent upon the local applicable laws and regulations. The plans provide for Company contributions to an appropriate third-party plan, as approved by the subsidiary's Board of Directors. The Company's contribution expense related to the international plans for the fiscal years ended August 31, 2009, 2008, and 2007 was approximately $1.0 million, $1.1 million, and $1.0 million, respectively.

The Company provides fixed retirement benefits to certain of its current and retired key executives under supplemental employee retirement plan agreements. On March 25, 2008, the Company settled benefit obligations with certain current key executives by granting 25,739 restricted stock units with a total grant date fair market value of $0.9 million, or $33.99 per share. This settlement resulted in a net gain of $0.2 million, which was recorded as a reduction to selling, general and administrative expenses in the Company's consolidated statements of operations. The projected benefit obligation under the agreements, which is based on an actuarially determined present value of all future benefit payments, was $0.8 million and $0.9 million as of August 31, 2009 and 2008, respectively, and is recorded as a component of deferred employee benefits and other long-term liabilities in the Company's consolidated balance sheets. The service and interest costs amounted to approximately $18.4 thousand, $0.1 million and $0.2 million for the fiscal years ended August 31, 2009, 2008 and 2007, respectively. During each of the fiscal years ended August 31, 2009, 2008, and 2007, the plan paid benefits of approximately $0.1 million. A weighted-average discount rate of 6.5% and a weighted-average rate of compensation increase of 6.0% were used to calculate the projected benefit obligation and service costs for fiscal years 2009 and 2008, while a weighted-average discount rate of 6.5% and a weighted-average rate of compensation increase of 4.0% was used for fiscal year 2007.

Note 14. Business Segments and Foreign Operations

The Company evaluates the performance of its segments and allocates resources to them based on sales, operating income and expected return. The Company is organized based on geographic location. Segment data does not include inter-segment revenues and incorporates costs from corporate headquarters into the Americas segment, without allocation to other segments. The Company's segments are run independently and, as a result, there are few costs that could be considered only costs from headquarters that would qualify for allocation to other segments. The most significant portion of costs from headquarters relates to the Americas segment both as a percentage of time and sales. Therefore, any allocation to other segments would be arbitrary.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

The tables below present information about reportable segments and net sales by product line as of and for the fiscal years ended August 31, 2009, 2008 and 2007 (in thousands):

	Americas	Europe	Asia-Pacific	Total
2009				
Net sales	$168,381	$ 97,518	$26,103	$292,002
Income from operations [(1)]	$ 15,282	$ 20,899	$ 3,664	$ 39,845
Depreciation and amortization expense	$ 2,383	$ 1,197	$ 147	$ 3,727
Interest income	$ 73	$ 319	$ 36	$ 428
Interest expense	$ 2,484	$ —	$ 8	$ 2,492
Total assets	$184,448	$ 70,010	$ 8,159	$262,617
2008				
Net sales	$176,885	$110,504	$29,729	$317,118
Income from operations [(1)]	$ 18,082	$ 20,235	$ 4,379	$ 42,696
Depreciation and amortization expense	$ 2,196	$ 1,449	$ 182	$ 3,827
Interest income	$ 743	$ 809	$ 50	$ 1,602
Interest expense	$ 3,264	$ —	$ 17	$ 3,281
Total assets	$191,404	$ 70,180	$ 9,089	$270,673
2007				
Net sales	$187,146	$ 96,485	$24,185	$307,816
Income from operations [(1)]	$ 28,980	$ 16,711	$ 3,325	$ 49,016
Depreciation and amortization expense	$ 2,146	$ 1,370	$ 133	$ 3,649
Interest income	$ 1,466	$ 593	$ 34	$ 2,093
Interest expense	$ 4,098	$ —	$ 13	$ 4,111
Total assets	$208,456	$ 66,259	$ 8,471	$283,186

(1) For the fiscal years ended August 31, 2009, 2008 and 2007, income from operations for the Americas segment included costs from headquarters of $17.6 million, $15.7 million and $15.2 million, respectively.

	Fiscal Year Ended August 31,		
	2009	2008	2007
Net Sales by Product Line:			
Multi-purpose maintenance products	$225,098	$235,898	$216,300
Homecare and cleaning products	66,904	81,220	91,516
	$292,002	$317,118	$307,816
Net Sales by Geography:			
United States	$140,917	$147,850	$160,904
United Kingdom	24,791	28,230	29,127
Germany	19,579	22,003	18,430
Latin America	15,359	14,548	12,249
Other international	91,356	104,487	87,106
	$292,002	$317,118	$307,816

	August 31,	
	2009	2008
Non-current Assets:		
United States	$124,275	$126,713
International	17,565	24,475
	$141,840	$151,188

Note 15. Subsequent Event

On October 2, 2009, the Company's Board of Directors declared a cash dividend of $0.25 per share payable on October 30, 2009 to shareholders of record on October 16, 2009.

The Company has evaluated subsequent events through October 16, 2009, the date on which the Company's Annual Report on Form 10-K for the fiscal year ended August 31, 2009 was filed with the SEC.

[THIS PAGE INTENTIONALLY LEFT BLANK]

[THIS PAGE INTENTIONALLY LEFT BLANK]

[THIS PAGE INTENTIONALLY LEFT BLANK]

BOARD OF DIRECTORS

John C. Adams Jr.
Finance Committee Chairman
Investor
Former Chairman and CEO
AutoZone, Inc.

Giles H. Bateman
Audit Committee Chairman
Former CFO and Director
Price Club

Peter D. Bewley
Corporate Governance
Committee Chairman
Former Sr. Vice President, General Counsel
and Corporate Secretary
The Clorox Company

Richard A. Collato
Compensation Committee Chairman
President and CEO
YMCA of San Diego County

Mario L. Crivello
Investor

Linda Lang
Chairman & CEO
Jack in the Box, Inc.

Kenneth E. Olson
Investor
Former Chairman and CEO
Proxima Corp.

Garry O. Ridge
President
Chief Executive Officer
WD-40 Company

Neal E. Schmale
Chairman of the Board
President and COO
Sempra Energy

EXECUTIVE OFFICERS

Michael L. Freeman
Division President
The Americas

Geoffrey J. Holdsworth
Managing Director, Asia/Pacific
WD-40 Company (Australia) Pty. Ltd.
Shanghai Wu Di Trading Co. Ltd.

Michael J. Irwin
Executive Vice President
Strategic Development

Graham P. Milner
Executive Vice President
Global Innovation
Chief Branding Officer

William B. Noble
Managing Director, Europe
WD-40 Company (UK) Ltd.

Jay Rembolt
Chief Financial Officer
Treasurer and Vice President, Finance

Garry O. Ridge
President
Chief Executive Officer

OFFICERS

Ernest Bernarducci, Ph.D
Vice President, Research and Technology

Robert Busacca
Vice President, Global Quality Assurance

Nancy L. Ely
Vice President, Human Resources
Assistant Secretary

Peter Dumiak
Vice President, USA Sales (National Accts.)

Diane Gazzola
President
WD-40 Company (Canada) Ltd.

Robert Hoagland
Vice President, Information Technology

Timothy Lesmeister
Vice President, Marketing – USA

Maria M. Mitchell
Vice President, Corporate and Investor
Relations, Corporate Secretary

Kevin Nohelty
Vice President, Distribution and Logistics

Rick Soares
Vice President, USA Sales – Regions

Patrick Wade
Vice President Global Innovation,
Sourcing Management

GENERAL COUNSEL

Gordon and Rees LLP
101 W. Broadway, Suite 1600
San Diego, California 92101

INDEPENDENT ACCOUNTANTS

PricewaterhouseCoopers LLP
750 B Street, Suite 2900
San Diego, California 92101

TRANSFER AGENT and REGISTRAR

Computershare Investor Services, LLC
2 North LaSalle Street
Chicago, Illinois 60602
Phone: 312-588-4180

ANNUAL MEETING

December 8, 2009, 2:00 PM
Joan B. Kroc Institute for Peace & Justice
University of San Diego
5998 Alcala Park
San Diego, California 92110
Phone: 619-260-7808

INVESTOR RELATIONS CONTACT

Maria M. Mitchell
Vice President Corporate and Investor Relations
Phone: 619-275-9350
Fax: 619 275-1095

CORPORATE BRAND SUPPORT CENTRE

WD-40 Company
1061 Cudahy Place
San Diego, California 92110
Phone: 619-275-1400

OPERATING SUBSIDIARIES

WD-40 Company (UK) Ltd.
WD-40 Company (Canada) Ltd.
WD-40 Company (Australia) Pty. Ltd.
Shanghai Wu Di Trading Co. Ltd.
WD-40 Direct LLC

AMERICAS BRAND SUPPORT CENTRE

WD-40 Company
1061 Cudahy Place
San Diego, California 92110

EUROPEAN BRAND SUPPORT CENTRE

WD-40 Company (UK) Ltd.
Brick Close
Kiln Farm, Keynes MK11 3LJ
United Kingdom

CANADA BRAND SUPPORT CENTRE

WD-40 Company (Canada) Ltd.
555 Burnhamthorpe Rd., Ste 200
Etobicoke, Ontario M9C 2Y3
Canada

ASIA/PACIFIC BRAND SUPPORT CENTRE

WD-40 Company (Australia) Pty. Ltd.
Suite 23, 2nd Floor
41 Rawson Street
Epping, N.S.W. 2121
Australia

LISTED

NASDAQ - GS
Symbol: WDFC
Sector: Consumer Staples
Sub-Industry: Household Products

COPY OF FORM 10 K

Beneficial owners may obtain without charge a copy of WD-40 Company's annual report on Form 10-K filed with the Securities and Exchange Commission (SEC) for 2009 by writing to the Corporate Secretary, WD-40 Company, P.O. Box 80607, San Diego, California 92138-0607

Corporate information as of October 28, 2009


blue WORKS
INDUSTRIAL GRADE
SILICONE
WD-40
blue WORKS
INDUSTRIAL GRADE
DEGREASER
WD-40
blue WORKS
INDUSTRIAL GRADE
PENETRANT
WD-40

BLUE WORKS BRAND. For over 50 years, WD-40 has stood for quality and performance. Every new product that bears the company name is held up to the same rigorous standards that made WD-40 the name you can trust.

After years of research and development, WD-40 Company is proud to introduce BLUE WORKS – a full line of industrial strength, specialty maintenance products that surpass industry standards and deliver superior performance under the toughest conditions. These three products are a few of the products found in the Blue Works line:

SILICONE. BLUE WORKS™ Industrial Grade Silicone quickly lubricates, waterproofs and protects without attracting dirt or other harmful contaminants. Use it to eliminate sticking and binding and to stop squeaks. This heavy-duty formula withstands high pressure and is food grade. Both NSF H1 and H2 certified, yet has all the power and strength of an H2 formula.

- Industrial food grade formula
- Withstands high temperature and pressure
- Long-lasting corrosion protection
- Safe on metal, rubber and wood.

DEGREASER. BLUE WORKS™ Industrial Grade Degreaser quickly removes grease, oil, dirt and grease to make equipment run smoother, last longer and look like new. It provides deep penetrating foaming action that allows you to spray as far as five feet away.

PENETRANT. BLUE WORKS™ Industrial Grade Penetrant works fast to free corroded fasteners and stuck parts. The capillary action penetrates into tight crevices, threads, and seams to break the bonds that hold stuck parts together.

WD-40 COMPANY
1061 CUDAHY PLACE
SAN DIEGO, CA 92110